Itaú

December 31, 2010

Complete Financial Statements in IFRS

Itaú Unibanco Holding S.A.

Independent Auditor´s Report

To the Management and Shareholders
Itaú Unibanco Holding S.A.

We have audited the accompanying consolidated financial statements of Itaú Unibanco Holding S.A. and its subsidiaries (the “Institution”), which comprise the consolidated balance sheet as at December 31, 2010 and the corresponding consolidated statements of income, comprehensive income, changes in equity and cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information. These consolidated financial statements have been prepared in accordance with option I of the Circular Letter 3435 of the Brazilian Central Bank (BACEN), using the accounting practices described in Note 2, considering January 1, 2010 as the date of the opening balance sheet for purposes of preparing the first set of consolidated financial statements in accordance with the requirements of the International Accounting Standards Board – IASB and,  since they do not comply with all requirements established by International Financial Reporting Standards (IFRS) 1, are considered as special purpose statements.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting practices described in Note 2 to the financial statements and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Brazilian and International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Institution’s preparation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Institution’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements of Itaú Unibanco Holding S.A. and its subsidiaries referred to above as at December 31, 2010 are prepared, in all material respects, in accordance with the accounting practices described in Note 2 to the consolidated financial statements.

Emphasis about the basis of preparation of the special purpose consolidated financial statements

Without modifying our opinion, we draw attention to Note 2 to these consolidated financial statements, which describes the basis of preparation. The consolidated financial statements were prepared by the Institution's management to comply with BACEN Circular Letter 3435. Consequently, these consolidated financial statements may not be suitable for another purpose.

São Paulo, March 31, 2011

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Paulo Sergio Miron
Contador CRC 1SP173647/O-5

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Balance Sheet in
(In millions of Reais)

ASSETS	NOTE	12/31/2010	01/01/2010
Cash and deposits on demand	3	10,172	10,671
Central Bank compulsory deposits	4	85,776	13,869
Interbank deposits	5	14,835	17,799
Securities purchased under agreements to resell	5	88,682	135,820
Financial assets held for trading	6	115,497	55,552
Pledged as collateral		54,400	6,336
Other		61,097	49,216
Financial assets designated at fair value through profit or loss	6b	306	373
Derivatives	7 and 8	7,777	5,589
Available-for-sale Financial Assets	9	44,539	41,302
Pledged as collateral		8,826	3,019
Other		35,713	38,283
Held-to-maturity Financial Assets	10	3,170	2,429
Pledged as collateral		268	124
Other		2,902	2,305
Loan operations, net		275,493	224,818
Loan operations	11	295,487	245,063
(-) Allowance for loan losses		(19,994)	(20,245)
Other financial assets	19a	40,733	26,741
Investments in unconsolidated companies	12	2,947	3,180
Fixed assets, net	14	4,802	4,178
Intangible assets, net	15	3,244	3,723
Tax assets		23,891	26,684
Income Tax and Social Contribution - Credits		3,534	4,769
Income Tax and Social Contribution - Deferred	26b	19,918	21,519
Other taxes		439	396
Assets held for sale	35	78	239
Other assets	19a	5,539	5,637
TOTAL ASSETS		727,481	578,604
The accompanying notes are an integral part of these consolidated financial statements.

ITAÚ UNIBANCO HOLDING S.A.
Consolidated balance sheet in
(In millions of Reais)

LIABILITIES AND STOCKHOLDERS’ EQUITY	NOTE	12/31/2010	01/01/2010
Deposits	16	202,688	190,716
Securities sold under repurchase agreements	18a	199,657	131,946
Financial liabilities held for trading	17	1,335	663
Derivatives	7 e 8	5,671	5,332
Interbank market	18a	62,599	44,722
Institutional market	18b	44,513	30,530
Other financial liabilities	19b	41,012	27,027
Reserves for insurance and private pension	29	56,864	47,945
Liabilities for capitalization plans		2,603	2,261
Provisions	31	14,390	13,524
Tax liabilities	31b	12,185	9,781
Income tax and social contribution - Current		1,281	1,265
Income tax and social contribution - Deferred	26b II	5,374	4,963
Other		5,530	3,553
Other liabilities	19b	16,022	15,077
Total liabilities		659,539	519,524
Capital	20a	45,000	45,000
Treasury shares	20a	(628)	(1,031)
Additional paid-in capital		490	356
Appropriated reserves	20d	16,904	6,801
Unappropriated reserves		4,005	5,609
Cumulative comprehensive income		494	781
Total stockholders’ equity		66,265	57,516
Non-controlling interests		1,677	1,564
Total stockholders’ equity including non-controlling interests		67,942	59,080
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		727,481	578,604

The accompanying notes are an integral part of these consolidated financial statements.

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Statement of Income
Year ended in
(In millions of Reais, except per share information)

	NOTE	01/01 to 12/31/2010
Banking product		69,579
Interest and similar income	22a	77,919
Interest and similar expense	22b	(36,840)
Dividends income		223
Net gain (loss) from financial assets and liabilities	22c	2,878
Foreign exchange results and exchange variation on transactions		1,823
Banking service fees	23	17,104
Income from insurance, private pension and capitalization operations before claim and selling expenses		4,783
Income from insurance and private pension	29	13,642
Change in reserves for insurance and private pension		(9,324)
Revenue from capitalization plans		465
Other income	24	1,689
Losses on loans and claims		(12,961)
Expenses for allowance for loan losses	11b	(15,548)
Recovery of loans previously written-off	11b	4,195
Expenses for claims		(1,608)
Operating margin		56,618
Other operating income (expenses)		(38,589)
General and administrative expenses	25	(34,707)
Tax other than income tax and social contribution		(4,164)
Share of income of unconsolidated companies	12	282
Net income before income tax and social contribution	26	18,029
Current income tax and social contribution		(3,677)
Deferred income tax and social contribution		(1,859)
Net income		12,493
Net income attributable to owners of the parent company	27	11,708
Net income attributable to non-controlling interests		785
EARNINGS PER SHARE – BASIC
Common		2.58
Preferred		2.58
EARNINGS PER SHARE – DILUTED	27
Common		2.57
Preferred		2.57
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING – BASIC	27
Common		2,289,284,273
Preferred		2,246,784,818
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING – DILUTED	27
Common		2,289,284,273
Preferred		2,258,895,252
The accompanying notes are an integral part of these consolidated financial statements.

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Statement of Comprehensive Income
Year ended in
(In millions of Reais)

	NOTE	12/31/2010
Net income		12,493
Available-for-sale investments
Change in fair value		449
(Gains)/losses transferred to income through disposal	9	(166)
Tax effect	17	(113)
Cash flow hedge	8
Change in fair value		(40)
(Gains)/losses transferred to income		12
Tax effect		11
Foreign exchange differences on foreign investments, no tax effect		(256)
Share of other comprehensive income of unconsolidated companies		(184)
Total comprehensive income		12,206
Comprehensive income attributable to non-controlling interests		785
Comprehensive income attributable to controlling interests		11,421
The accompanying notes are an integral part of these consolidated financial statements.

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Statement of Changes in Stockholders’ Equity (Note 20)
At December 31, 2010
(In millions of Reais)

	Attributed to owners of the parent company
	Capital	Treasury shares	Additional paid-in capital	Appropriated reserves	Unappropriated reserves		Other Comprehensive income
						Retained earnings	Available for sale	Cumulative translation adjustments	Gains and losses – Hedge Cash flow	Total stockholders’ equity – owners of the parent company	Total stockholders’ equity – non-controlling interests	Total
Balance at 01/01/2010	45,000	(1,031)	356	6,801	5,609	-	771	-	10	57,516	1,564	59,080
Transactions With Owners	-	403	134	-	-	(3,176)	-	-	-	(2,639)	(850)	(3,489)
Treasury shares - Granting of stock options – exercised options	-	403	3	-	-	-	-	-	-	406	-	406
Stock option plan - expenses recognized for the year	-	-	131	-	-	-	-	-	-	131	-	131
Acquisition of non-controlling interests	-	-	-	-	-	-	-	-	-	-	(123)	(123)
Dividends and Interest on capital (Note 20b)	-	-	-	-	-	(3,176)	-	-	-	(3,176)	(727)	(3,903)
Other	-	-	-	(4)	(29)	-	-	-	-	(33)	178	145
Total comprehensive income	-	-	-	-	-	11,708	(14)	(256)	(17)	11,421	785	12,206
Net income	-	-	-	-	-	11,708	-	-	-	11,708	785	12,493
Other comprehensive income for the year	-	-	-	-	-	-	(14)	(256)	(17)	(287)	-	(287)
Appropriations:
Legal reserve	-	-	-	514	-	(514)	-	-	-	-	-	-
Unrealized profit reserve	-	-	-	(358)		358	-	-	-	-	-	-
Statutory reserve	-	-	-	9,951	(1,575)	(8,376)	-	-	-	-	-	-
Balance at 12/31/2010	45,000	(628)	490	16,904	4,005	-	757	(256)	(7)	66,265	1,677	67,942
The accompanying notes are an integral part of these consolidated financial statements.

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Statement of Cash Flows
Year ended December 31, 2010
(In millions of Reais)

	NOTE	01/01 to 12/31/2010
Net income		12,493
Adjustments to net income:		28,397
Granted options recognized		131
Allowance for loan losses		15,548
Change in reserves for insurance and private pension		9,324
Revenue from capitalization plans		(465)
Depreciation and amortization		2,189
Deferred taxes		1,859
Share of profit of unconsolidated companies		(282)
(Gain) Loss from available-for-sale securities		(166)
(Income) loss from sale of assets held sale		139
(Income) loss from sale of fixed assets		7
(Gain) Loss from rescissions of operations of intangible assets		(56)
Loss from impairment of intangible assets		21
Other		148
CHANGE IN ASSETS AND LIABILITIES		(71,910)
(Increase) decrease in interbank deposits		3,195
(Increase) decrease in securities purchased under agreements to resell		20,505
(Increase) decrease in compulsory deposits with the Central Bank of Brazil		(71,945)
(Increase) decrease in financial assets held for trading		(60,023)
(Increase) decrease in derivatives (assets/liabilities)		(1,849)
(Increase) decrease in financial assets at fair value		67
(Increase) decrease in loan operations		(66,255)
(Increase) decrease in other financial assets		(13,993)
(Increase) decrease in other tax assets		935
(Increase) decrease in other assets		97
(Decrease) increase in deposits		12,165
(Decrease) increase in deposits received under securities repurchase agreements		67,660
(Decrease) Increase in financial liabilities held for trading		672
(Decrease) increase in funds from interbank markets		17,844
(Decrease) Increase in other financial liabilities		13,998
(Decrease) Increase in reserve for insurance and private pension		(382)
(Decrease) Increase in liabilities for capitalization plans		807
(Decrease) increase in provisions		458
(Decrease) increase in tax liabilities		5,493
(Decrease) increase in other liabilities		1,749
Payment of income tax and social contribution		(3,108)
NET CASH FROM (USED IN) OPERATING ACTIVITIES		(31,020)
Interest on capital/dividends received from investments in unconsolidated companies		104
Cash received from sale of available-for-sale securities		17,527
Cash received upon maturity of held-to-maturity securities		286
Cash upon sale of assets held sale		198
Sale of investment in Unibanco Saúde Seguradora S.A.		55
Sale of investment in Unibanco Rodobens Adm. De Consórcios S.A.		41
Sale of investment in Cia. Hipotecária Unibanco Rodobens		12
Cash received on sale of fixed assets	14	70
Cash received on rescission of contracts of intangible assets	15	145
Purchase of available-for-sale securities		(17,629)
Purchase of held-to-maturity securities		(582)
Purchase of fixed assets	14	(1,924)
Purchase of intangible assets	15	(627)
NET CASH FROM (USED IN) INVESTMENT ACTIVITIES		(2,324)
Funding from institutional markets		12,953
Redemption in institutional markets		(1,796)
Change in non-controlling interests		55
Granting of stock options - Exercised Options		406
Dividends and interest on capital paid to non-controlling interests		(373)
Dividends and interest on capital paid		(4,315)
NET CASH FROM (USED IN) FINANCING ACTIVITIES		6,930
NET INCREASE (DECREASE) IN CASH AND DEPOSITS ON DEMAND	2.4c and 3	(26,414)
Cash and cash equivalents at the beginning of year		72,652
Effects of changes in exchange rates on cash and cash equivalents		(629)
Cash and cash equivalents at the end of year	3	45,609
Additional information on cash flow
Interest received		79,750
Interest paid		40,829
Non-cash transactions
Foreclosed assets		68
Dividends and interest on capital declared and not yet paid		1,447

ITAÚ UNIBANCO HOLDING S.A.
Notes to the Consolidated Financial Statements
At December 31, 2010
 (In millions of Reais, except per share information)

NOTE 01 – OVERVIEW

Itaú Unibanco Holding S.A. ("we" or “Itaú Unibanco Holding” are references to Itaú Unibanco Holding S.A. and their subsidiaries and affiliates) is a publicly-held company, organized and existing under the Laws of Brazil. The head office of Itaú Unibanco Holding is located Praça Alfredo Egydio de Souza Aranha, No. 100 Jabaquara, in the city of São Paulo, Brazil.

Itaú Unibanco Holding provides, directly or through its subsidiaries, a wide range of credit and other financial services to a diverse customer base of individuals and companies in and outside Brazil, Brazilian-related and non-related customers, through their international branches, subsidiaries and affiliates. Such services are offered in Brazil to retail customers through the branch network of Itaú Unibanco S. A. (“Itaú Unibanco”) and to wholesale customers through Banco Itaú BBA S.A. ("Itaú BBA"), and overseas through branches in New York, Grand Cayman, Tokyo, and Nassau, and through subsidiaries mainly in Argentina, Chile, Uruguay, Paraguay, Cayman Islands, and Europe (Portugal and Luxembourg).

Itaú Unibanco Holding is a financial holding company controlled by Itaú Unibanco Participações S.A.  (“IUPAR”), a holding company which holds 51% of our common shares, and which is  jointly controlled by (i) Itaúsa, a holding company controlled by members of the Egydio de Souza Aranha family, and (ii) E.  Johnston, a holding company controlled by the Moreira Salles family. Itaúsa also directly holds 38.7% of our common shares of Itaú Unibanco Holding.

As described in Note 33, the operations of Itaú Unibanco Holding are divided into four operating and reportable segments: (1) Commercial Bank,, which offers a wide range of banking services for individuals (retail, under several areas specialized in distribution and under several brands, such as Uniclass, Personnalité or Private Bank) and for companies  (very small, small and medium-sized companies), including services such as asset management, investor services, insurance, private pension plans, capitalization plans, and credit cards issued to account holders; (2) Itaú BBA, which offers wholesale products and services to large companies, as well as investment bank activities ; (3) Consumer Credit, which offers basically products and services to non-account holders, such as vehicle financing, credit card transactions and consumer financing, and (4) Corporation and Treasury, which generates interest income associated with our capital surplus, our subordinated debt surplus,  the results of certain corporate and treasury activities, carry forwards of the net balance of deferred tax assets and liabilities, the net interest income from the negotiation of financial assets through proprietary positions, from the management of currency gaps, and rate gaps and from other risk factors, from arbitrage opportunities in the foreign and of domestic markets, and from the effect of mark to market of financial assets.

The consolidated financial statements for the year were approved by the Board of Directors of Itaú Unibanco Holding on March 31, 2011.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies applied in the preparation of these consolidated financial statements are set out below.

2.1 BASIS OF PREPARATION

These consolidated financial statements of Itaú Unibanco Holding were prepared in compliance by the National Monetary Council (CMN) Resolution No. 3,786, which established that from December 31, 2010 consolidated financial statements shall be annually prepared in accordance with the International Financial Reporting Standards (IFRS) as approved by the International Accounting Standard Board (IASB), (subject to a transitional provision allowing us to omit 2009 comparatives), based on a Portuguese language translation issued by a Brazilian entity recognized by the International Accounting Standards Committee Foundation (IASC).

As permitted with BACEN Circular Letter No. 3,435, Itaú Unibanco Holding elected January 1, 2010 (the “transition date”) as the date of transition from the accounting practices adopted in Brazil (“BRGAAP”) and IFRS. BRGAAP has been defined as the previous accounting practice (“Prior GAAP”), for purposes of IFRS 1 – “First-time adoption of International Financial Reporting Standards”.

These consolidated financial statements have been prepared following the accounting practices described in this note with the special purpose of meeting the requirements of BACEN Resolution No. 3,786.

In the preparation of these consolidated financial statements, Itaú Unibanco Holding adopted the criteria for recognition, measurement and disclosure established in the pronouncements issued by the IASB and in the interpretations issued by the International Financial Reporting Interpretation Committee (IFRIC) described in this note. For that reason, these consolidated financial statements include references to the IFRS, the pronouncements issued by the IASB, and to the interpretations issued by the IFRIC. However, these consolidated financial statements do not represent the first complete IFRS financial statement because they do not present comparative consolidated financial statements or other comparative disclosures.

The reconciliation between stockholders’ equity under BRGAAP, defined as the Prior GAAP, and IFRS at the transition date is presented in Note 2.5 together with a description of the applicable exemptions and the mandatory exceptions, as defined by IFRS 1.

IFRS 1 is applied when an entity adopts IFRS in the preparation of its annual financial statements for the first time, with an explicit and unreserved statement of compliance with IFRS.  In general, IFRS 1 requires the entity to comply with each IFRS standard effective at the date of preparation of its first IFRS consolidated financial statements. In these consolidated financial statements presented for the special purpose of complying with the requirements of Resolution No. 3,786, and that do not represent the first IFRS consolidated financial statements, Itaú Unibanco Holding has applied a transition date of January 1, 2010.

IFRS 1 grants exemptions that provide limited relief from requirements in specific areas in which the cost of producing information could exceed the benefits to users of financial statements. In addition, IFRS 1 also prohibits the retrospective application of certain standards or criteria to certain areas, particularly those in which the retrospective application could require management to exercise judgment over conditions that did not exist at the time the transactions were made.

The summary of the IFRS1 applicable exemptions and of the exceptions adopted by the Management in the preparation of these consolidated financial statements is presented in Note 2.5.

2.2 PRONOUNCEMENTS, CHANGES AND INTERPRETATIONS EFFECTIVE ON JANUARY 1, 2011 OR LATER

The following pronouncements that became effective for periods after the date of these consolidated financial statements and those that are applicable to our operations were not early adopted by Itaú Unibanco Holding:

•
Amendment to IFRIC 14 – IAS 19 – “The limit on a defined benefit asset, minimum funding requirements and their interaction” – removes an unintentional consequence of IFRIC 14 related to spontaneous prepayment of pension plans when there is a minimum funding requirement. Itaú Unibanco Holding does not expect that this change will have significant impact on its consolidated financial statements.

•
IFRS 9 – “Financial instruments” – the standard is the first step in the process for replacing IAS 39 - “Financial Instruments: Recognition and Measurement”. IFRS 9 introduces new requirements for classifying and measuring financial assets, and it is expected to affect the accounting for financial instruments of Itaú Unibanco Holding. It is not effective before January 1, 2013, and IASB permits its early adoption. However, early adoption is not available in Brazil, as BACEN, through Resolution No. 3,853 established that early adoption of pronouncements issued by IASB is conditional upon a specific approval issued by BACEN.

2.3 ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of consolidated financial statements in accordance with IFRS requires Management to make estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenue, expenses, gains and losses over the reporting and subsequent periods, because actual results may differ from those determined in accordance with such estimates and assumptions.

All estimates and assumptions made by Management are in accordance with IFRS and the current best estimates made in conformity with the applicable rule. Estimates and judgments are evaluated on an ongoing basis, and consider past experience and other factors.

The consolidated financial statements include a variety of estimates and assumptions used. The critical accounting estimates and assumptions that have the most significant impact on the carrying amounts of assets and liabilities are described below:

a)	Allowance for loan losses

Itaú Unibanco Holding periodically reviews its portfolio of loan and receivables to evaluate the existence of impairment on its operations.

In order to determine the amount of the allowance for loan losses that shall be recorded in the financial statements with respect to a certain receivable or group of receivables, Itaú Unibanco Holding exercises its judgment to determine whether objective evidence indicates that an event of loss has occurred. This evidence may include observable data that indicate that an adverse change has occurred in relation to the expected cash inflows from counterparty or the existence of a change in local or international economic conditions that correlates with impairment. Management uses estimates based on the history of loss experience for operations with similar characteristics and with similar objective evidence of impairment. The methodology and assumptions used for estimating the amount and timing of future cash flows are regularly reviewed in order to reduce differences between estimates and actual losses.

The carrying amount of the allowance as of December 31, 2010 is R$ 19,994.

If the net present value of the estimated cash flows presented a positive or negative variation of 1%, the allowance for loan losses would be increased or decreased by approximately R$ 2,755.

The details on methodology and assumptions made by the Management are disclosed in Note 2.4(f) (viii).

b)	Deferred income tax and social contribution

As explained in item 2.4(m), deferred tax assets are recognized only in relation to temporary differences and loss carryforwards to the extent that it is probable that Itaú Unibanco Holding will generate future taxable profit against which deferred tax assets can be utilized. The expected realization of tax asset of Itaú Unibanco Holding is based on projection of future revenue and other technical studies, as disclosed in Note 26. The carrying amount of deferred tax assets as of December 31, 2010 is R$ 25,668.

c)	Fair value of financial instruments, including derivatives

Financial instruments recorded at fair value as of December 31, 2010 are assets amounting to R$ 167,813 (of which R$ 7,777 are derivatives) and liabilities amounting to R$ 7,006 (of which R$ 5,671 are derivatives).The fair value of financial instruments, including derivatives that are not traded in active markets is determined by using valuation techniques. Itaú Unibanco Holding uses its judgment to choose a variety of methodologies and to define the assumptions to be used in calculation. These assumptions are mainly based on information and market conditions existing at the balance sheet date.

Itaú Unibanco Holding ranks the fair value measurements using a fair value hierarchy that reflects the significance of inputs adopted in the measurement process. There are three broad levels related to the fair value hierarchy, detailed in Note 30.

Itaú Unibanco Holding believes that all methodologies adopted are adequate and consistent with the market players. Regardless of this fact, the adoption of other methodologies or different presuppositions to estimate fair value may result in different fair value estimates at the reporting date.

The methodologies used to estimate the fair value of certain financial instruments are also described in Note 30.

d)	Defined benefit pension plan

As of December 31, 2010 an amount of R$ 244 has been recognized as a pre-paid benefit asset with respect to defined benefit pension plans. The current amount of defined benefit pension plan obligations is obtained by actuarial calculations that use a variety of assumptions. Among the assumptions used for estimating the net cost (income) of these plans is the discount rate. Any changes in these assumptions will affect the carrying amount of pension plan liabilities.

Itaú Unibanco Holding determines the appropriate discount rate at the end of each year, and it is used for determining the present value of estimated future cash outflows, which shall be necessary for settling the pension plan liabilities. In order to determine the appropriate discount rate, Itaú Unibanco Holding considers the interest rates of the Brazilian federal government bonds that are denominated in Reais, the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related liabilities.

Should the discount rate used present a reduction of 0.5% regarding current Management’s estimates, the actuarial amount of the pension plan obligations would be increased by R$ 515.

Other assumptions important for pension plan obligations are in part based on current market conditions. Additional information is disclosed in Note 28.

e)	Contingent Liabilities

Itaú Unibanco Holding periodically reviews its contingencies. These contingencies are evaluated based on Management's best estimates, taking into account the opinion of legal counsel when there is a likelihood that financial resources are required to settle the obligations and the amount of which may be estimated with reasonable safety.

For the contingencies are classified as "Probable", provisions are recognized in the Balance Sheet under Provisions.

The amounts are measured using models and criteria to measure them properly, despite the uncertainty surrounding the ultimate timing and amounts to be, as detailed in Note 31.

The carrying value of these contingencies at December 31, 2010 is R $ 14,390.

2.4 SUMMARY OF THE MAIN ACCOUNTING PRACTICES

a)	CONSOLIDATION AND PROPORTIONATE CONSOLIDATION

I-	Subsidiaries

In accordance with IAS 27 – “Consolidated and Separate Financial Statements”, subsidiaries are entities in which Itaú Unibanco Holding has the power to govern the financial and operating policies so as to obtain benefits from their activities, and that usually is related to holding more than 50% of the voting capital.

II-	Special Purpose Entities (SPEs)

In accordance with SIC 12 – “Consolidation – Special Purpose Entities”, we consolidate special purpose entities, when the substance of the relationship between Itaú Unibanco Holding and the SPEs indicates that the SPEs are controlled by Itaú Unibanco Holding. The following circumstances may show evidence on control:

•
In substance, the activities of the SPEs are being conducted on behalf of Itaú Unibanco Holding, according to its specific business needs so that Itaú Unibanco Holding obtains benefits from their operations;

•	In substance, Itaú Unibanco Holding has the decision-making powers to obtain the majority of the benefits of the activities of SPEs or Itaú Unibanco Holding has power to delegate such powers;

•	In substance, Itaú Unibanco Holding has rights to obtain the majority of the benefits of the SPEs and therefore may be exposed to risks incident to their activities; or

•	In substance, Itaú Unibanco Holding retains the majority of the residual risks related to the SPEs or their assets in order to obtain benefits from their activities.

III-	Joint Ventures

IAS 31 – “Interests in Joint Ventures”, defines joint ventures as entities jointly controlled by two or more unrelated entities (venturers). Joint ventures include contractual agreements in which two or more entities have joint-control over entities (jointly-controlled entities), or over operations (jointly-controlled operations) or over assets (jointly-controlled assets), so that the strategic financial and operating decisions that affect them require the unanimous decision of venturers.

Also in accordance with IAS 31, the accounting treatment of joint ventures can be the proportionate consolidation or the equity method. Itaú Unibanco Holding opted for proportionate consolidation.

The following table shows the main consolidated subsidiaries and joint ventures proportionally consolidated, as well as the interests of Itaú Unibanco Holding in their voting capital at December 31, 2010:

Subsidiaries	Incorporation country	Activity	Interest in voting capital at 12/31/2010
Banco Dibens S.A.	Brazil	Bank	100.00%
Banco Fiat S.A.	Brazil	Bank	100.00%
Banco Itaú Argentina S.A.	Argentina	Bank	100.00%
Banco Itaú BBA S.A.	Brazil	Bank	99.99%
Banco Itaú Chile	Chile	Bank	99.99%
Banco Itaú Europa Luxembourg S.A.	Luxembourg	Bank	99.99%
Banco Itaú Europa, S.A.	Portugal	Bank	99.99%
Banco Itaú Paraguay S.A.	Paraguay	Bank	99.99%
Banco Itaú Uruguay S.A.	Uruguay	Bank	100.00%
Banco Itaucard S.A.	Brazil	Bank	100.00%
Banco Itaucred Financiamentos S.A.	Brazil	Bank	100.00%
Banco Itauleasing S.A.	Brazil	Bank	100.00%
BIU Participações S.A.	Brazil	Holding of non-financial institutions	66.15%
Cia. Itaú de Capitalização	Brazil	Capitalization	99.99%
Dibens Leasing S.A. - Arrendamento Mercantil	Brazil	Lease	100.00%
Fiat Administradora de Consórcios Ltda.	Brazil	Consortia administrator	99.99%
Hipercard Banco Múltiplo S.A.	Brazil	Bank	100.00%
Itaú Administradora de Consórcios Ltda.	Brazil	Consortia administrator	99.99%
Itaú Ásia Securities Ltd	Hong Kong	Broker	100.00%
Itau Bank, Ltd.	Cayman Islands	Bank	100.00%
Itaú Companhia Securitizadora de Créditos Financeiros	Brazil	Securitization company	99.99%
Itaú Corretora de Valores S.A.	Brazil	Broker	100.00%
Itaú Distribuidora de Títulos e Valores Mobiliários Ltda.	Brazil	Dealer	100.00%
Itaú Japan Asset Management Limited	Japan	Asset management	100.00%
Itaú Middle East Securities Limited	Arab Emirates	Broker	100.00%
Itaú Seguros S.A.	Brazil	Insurance	100.00%
Itaú Unibanco S.A.	Brazil	Bank	100.00%
Itaú USA Securities, INC.	United States	Broker	100.00%
Itaú Vida e Previdência S.A.	Brazil	Private Pension Plan	100.00%
Orbitall Serviços e Processamento de Informações Comerciais S.A.	Brazil	Technology services	99.99%
Redecard S.A.	Brazil	Card administrator	50.02%
Unibanco Cayman Bank Ltd.	Cayman Islands	Bank	100.00%
Unibanco Participações Societárias S.A.	Brazil	Holding	100.00%

Joint venture
Banco Investcred Unibanco S.A.	Brazil	Bank	50.00%
FAI - Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento	Brazil	Consumer Finance Company	50.00%
Financeira Itaú CDB S.A. Crédito, Financiamento e Investimento	Brazil	Consumer Finance Company	50.00%
Luizacred S.A. Soc. Cred. Financiamento Investimento	Brazil	Consumer Finance Company	50.00%

Other Information

The table below shows the summary of Joint Ventures:

12/31/2010
Total assets	4,573
Total liabilities	3,780
Total income	1,401
Total expense	(1,283)

ITAÚ UNIBANCO HOLDING is required to maintain the minimum regulatory capital in these joint ventures.

b)	FOREIGN CURRENCY TRANSLATION

I-	Functional and presentation currency

The consolidated financial statements of Itaú Unibanco Holding are presented in Reais, which is its functional currency of Itaú Unibanco Holding and presentation currency of these consolidated financial statements. For each subsidiary, joint venture and investment in an unconsolidated company, Itaú Unibanco Holding defines the functional currency.

IAS 21 – “The effects of changes in foreign exchange rates” defines the functional currency as the currency of the primary economic environment in which the entity operates. If the indicators are mixed and the functional currency is not obvious, Management has to use its judgment to determine the functional currency that most faithfully represents the economic effects of the entity’s operations, focusing on the currency that mainly influences the pricing of transactions. Additional indicators are the currency in which financing or in which funds from operating activities are generated, as well as the nature of activities and the extent of transactions between the subsidiaries and the other entities of the consolidated group.

The assets and liabilities of subsidiaries with functional currency other than the Real are translated in Reais as follows:

•	assets and liabilities are translated at the closing rate at the balance sheet date;
•	income and expenses are translated at monthly average exchange rate;
•	exchange differences arising from translation are recognized in Other Comprehensive Income and accumulated in equity as Cumulative translation adjustments.

II-	Foreign currency transactions

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the Consolidated Statement of Income under “Foreign exchange operations and foreign exchange gains/losses” and amounts to R$ 814 for the year ended December 31, 2010.

In case of changes in fair value of monetary assets denominated in foreign currency classified into available for sale, the exchange differences resulting from a change in the amortized cost of the instrument shall be separated from all other changes in the carrying amount of the instrument. The exchange differences resulting from a change in the amortized cost of the instrument are recognized in income statement, while those resulting from other changes in the carrying amount, except impairment losses, are recognized in Other Comprehensive Income until derrecognition or impairment.

c)	CASH AND CASH EQUIVALENTS

Itaú Unibanco Holding defines cash and cash equivalents as cash and current accounts in banks (included in the heading Cash and deposits on demand of the consolidated balance sheet), interbank deposits and securities purchased under agreements to resell that have original maturities of up to 90 days or less, as shown in Note 03.

d)	INTERBANK DEPOSITS

Itaú Unibanco Holding presents its interbank deposits in the consolidated balance sheet initially at fair value and subsequently at the amortized cost using the effective interest method as detailed under Note 2.4.(f)(vi).

e)	SALES WITH REPURCHASE AGREEMENT AND PURCHASES WITH RESALE AGREEMENT

Itaú Unibanco Holding has purchase transactions with resale agreement (“resale agreements”), and sale transactions with repurchase agreement ("repurchase agreements") of financial assets. Resale and repurchase agreements are accounted for under “Securities purchased under agreements to resell” and “Securities sold under repurchase agreements”, respectively.

The amounts invested in resale agreement transactions and raised in repurchase agreement transactions are recognized initially in the consolidated balance sheet at the amount advanced or raised, and subsequently measured at amortized cost. The difference between the sale and repurchase prices is treated as interest and recognized over the life of the agreements using the effective interest rate method. Interest earned on resale agreement transactions and incurred in repurchase agreement transactions are recognized in “Interest and similar income” and “Interest and similar expense”, respectively.

The financial assets accepted as collateral in our resale agreements can be used, if provided for in the agreements, as collateral of our repurchase agreements or can be sold.

In Brazil, control over custody of financial assets is centralized and the ownership of investments under resale and repurchase agreements is temporarily transferred to the buyer. We strictly monitor the fair value of financial assets received as collateral under our resale agreements and adjust the collateral amount when appropriate.

Financial assets pledged as collateral to counterparties are recognized in the consolidated financial statements. When the counterparty has the right to sell or repledge such instruments, they are presented in the consolidated balance sheet under the appropriate class of financial assets labelled as  “Pledged as collateral”.

f)	FINANCIAL ASSETS AND LIABILITIES

In accordance with IAS 39, all financial assets and liabilities, including derivative financial instruments, shall be recognized in the consolidated balance sheet and measured based on the IAS 39 category in which the instrument is classified.

Financial assets and liabilities can be classified into the following categories:

•	Financial assets and liabilities at fair value through profit or loss – held for trading;
•	Financial assets and liabilities at fair value through profit or loss – designated at fair value;
•	Available-for-sale financial assets;
•	Held-to-maturity financial assets;
•	Loans and receivables;
•	Financial liabilities at amortized cost.

The classification depends on the purpose for which financial assets were acquired or financial liabilities were assumed. Management determines the classification of its financial instruments at initial recognition.

Itaú Unibanco Holding classified financial instruments into classes that reflect the nature and characteristics of these financial instruments.

Itaú Unibanco classifies as loans and receivables under IAS 39 the following classes of financial assets: Cash and deposits on demand, Central Bank compulsory deposits, Interbank deposits (Notes 2.4(d)), Securities purchased under agreement to resell (Notes 2.4(e)), Loan operations (Notes 2.4(f)(vi)) and Other financial assets (Notes 2.4(f)(ix)).

Regular purchases and sales of financial assets are recognized and derecognized, respectively, on the trade date.

Financial assets are derecognized when the rights to receive cash flows from the asset have expired or when Itaú Unibanco Holding has transferred substantially all risks and rewards of ownership, and such transfer does qualify for derecognition, according to the requirements of IAS 39. Therefore, if the risks and rewards were not substantially transferred, Itaú Unibanco Holding shall evaluate the control in order to determine whether the continuous involvement related to any retained control does not prevent derecognition. Financial liabilities are derecognized when discharged or extinguished.

Financial assets and liabilities are offset against each other and the net amount is reported in the consolidated balance sheet if and only if there is a legally enforceable right to offset the recognized amounts and there is the intention to settle them on a net basis, or simultaneously realizing the asset and settling the liability.

I-	Financial assets and liabilities at fair value through profit or loss - Held for trading

These are assets and liabilities acquired or incurred principally for the purpose of selling or repurchasing them in the near future or when they are part of a portfolio of financial instruments that are managed together and for which there is evidence of a recent history of short-term profit taking future. Derivatives are also classified into held for trading except for those designated and effective as hedging instruments. Itaú Unibanco Holding discloses derivatives in a separate line in the consolidated balance sheet (see item III below).

Financial assets and liabilities included in this category are initially and subsequently recognized at fair value. Transaction costs are directly recognized in the consolidated statement of income. Gains and losses arising from changes in fair value are directly included in the consolidated statement of income under “Net gain (loss) from financial assets and liabilities – Financial assets and liabilities held for trading and derivatives”. Interest income and expenses are recognized in “Interest and similar income” and “Interest and similar expense”, respectively.

II-	Financial assets and liabilities at fair value through profit or loss – Designated at fair value

These are assets and liabilities designated at fair value through profit or loss upon initial recognition (fair value option). This designation cannot be subsequently changed. In accordance with IAS 39, the fair value option can only be applied when it reduces or eliminates an accounting mismatch, when financial instruments are part of a portfolio which risk is managed and reported to Management based on its fair value or, when these instruments consist of debt hosts and embedded derivative that shall otherwise be separated.

Financial assets and liabilities included in this category are initially and subsequently recognized at fair value. Transaction costs are directly recorded in the consolidated statement of income. Gains and losses arising from changes in fair value are directly included in the consolidated statement of income under “Net gain (loss) from financial assets and liabilities – Financial assets and liabilities designed at fair value through profit or loss”. Interest income and expenses are recognized in “Interest and similar income” and “Interest and similar expense”, respectively.

Itaú Unibanco Holding designated certain assets at fair value through profit or loss upon its initial recognition, because they are reported to management and their performance is evaluated on a daily basis based on their fair value.

III-	Derivatives

Derivatives are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at their fair value. All derivatives are recognized as assets when the fair value is positive, and as liabilities when negative.

Certain derivatives embedded in other financial instruments are treated as separate derivatives, when their economic characteristics and risks are not closely related to those of the host contract and the host contract is not recognized at fair value through profit or loss. These embedded derivatives are accounted for separately at fair value, with changes in fair value  recognized in the consolidated statement of income in the heading ”Net gain (loss) from financial assets and liabilities – Financial assets and liabilities held for trading and derivatives” - except when Itaú Unibanco designates these hybrid contracts as a whole as designated at fair value through profit or loss.

Derivatives can be designated and can qualify as hedging instruments under hedge accounting  and in the event they qualify, depending upon the nature of the hedged item, the method for recognizing gains or losses for changes in fair value will be different. These derivatives, which are used to hedge exposures to risk or to modify the characteristics of financial assets and liabilities, and that meet IAS 39 criteria are recognized as accounting hedges.

In accordance with IAS 39, to qualify for “hedge” accounting, all of the following conditions should be met:

•	at inception of the hedge there is formal designation and documentation of the hedging relationship and the entity’s risk management objective and strategy for undertaking the hedge;
•
the hedge is expected to be highly effective in achieving offsetting changes in fair value or cash flows attributable to the hedged risk, consistently with the originally documented risk management strategy for that particular hedging relationship;

•
for cash flow hedges, a forecast transaction that is the subject of the hedge must be highly probable and must present an exposure to variations in cash flows that could ultimately affect profit or loss;

•
the effectiveness of the hedge can be reliably measured, i.e. the fair value or cash flows of the hedged item that are attributable to the hedged risk and the fair value of the hedging instrument can be reliably measured; and

•	the hedge is assessed on an ongoing basis and is determined that the hedge has in fact been highly effective throughout the periods for which the hedge was designated.

IAS 39 presents three hedge accounting categories: fair value hedge, cash flow hedge and hedge of net investments in foreign operations.

Itaú Unibanco uses derivatives as hedging instruments under cash flow hedge strategies as detailed in Note 8.

Cash flow hedge

For derivatives that are designated as and qualify for cash flow hedge, the effective portion of derivative gains or losses is recognized in “Other Comprehensive Income – Gains and losses – Cash flow hedge”, and reclassified to income in the same period or periods in which the hedged transaction affects income. The portion of gain or loss on derivatives that represent the ineffective portion, or the hedge components excluded from the assessment of effectiveness, is recognized immediately in income. Amounts originally recorded in Other Comprehensive Income and subsequently reclassified to income are recorded in the corresponding income or expense lines in which the related hedged item is reported.

If the hedge relationship no longer meets the effectiveness requirements, the cumulative gain or loss recognized in Other Comprehensive Income and accumulated stockholders’ equity is recognized in income as a reclassification from other comprehensive income when the cash flows of the forecasted transaction ultimately occur. If it is probable that a forecast transaction will no longer occur according to the original strategy, any amount related to the derivative recognized in stockholders equity is immediately recognized in income as a reclassification from other comprehensive income.

IV-	Available-for-sale financial assets

In accordance with IAS 39, financial assets are classified as available for sale when, in Management’s judgment, they can be sold in response to or in anticipation of changes in market conditions, and that were not classified into the categories of financial assets at fair value through profit or loss, loans and receivables or held to maturity.

Available-for-sale financial assets are initially and subsequently recognized in the consolidated balance sheet at fair value, which initially consists of the amount paid, including any transaction costs. Unrealized gains and losses (except losses for impairment foreign exchange differences dividends and interest income) are recognized, net of applicable taxes, in “Other Comprehensive Income” and accumulated in equity. Interest rates, including the amortization of premiums and discounts, are recognized in the consolidated statement of income under “Interest and similar income”. The average cost is used to determine the realized gains and losses on disposal of available-for-sale financial assets, which are recognized in the consolidated statement of income under Net gain (loss) from financial assets and liabilities – Available-for-sale financial assets”. Dividends on available-for-sale assets are recognized in the consolidated statement of income as “Dividend Income” when Itaú Unibanco Holding is entitled to receive such dividends, and inflow of economic benefits is probable.

Itaú Unibanco Holding assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available for sale, a significant or prolonged decline in the fair value of the security below its cost is evidence of impairment, resulting in the recognition of an impairment loss. If any impairment evidence exists for available-for-sale financial assets, the cumulative loss, measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in income, is recognized in the consolidated statement of income as a reclassification adjustment from other comprehensive income.

Impairment losses recognized in the consolidated statement of income on equity instruments are not reversed through the statement of income. However, if in a subsequent period the fair value of a debt instrument classified into available-for-sale financial assets increases and such increase can be objectively related to an event occurring after the loss was recognized, such loss is reversed through the statement of income.

V-	Held-to-maturity financial assets

In accordance with IAS 39, financial assets classified into held to maturity category are non-derivative financial assets that Itaú Unibanco Holding’s Management has the positive intention and ability to hold to maturity.

These assets are initially recognized at fair value, which is the amount paid including the transaction costs, and subsequently measured at amortized cost, using the effective interest rate (as detailed in item vi below).Interest income including the amortization of premiums and discounts, is recognized in “Interest and similar income”.

When there is impairment of held-to-maturity financial assets, the loss is recorded as a reduction in the carrying amount and recognized in the consolidated statement of income. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the loss was recognized, the previously recognized loss is reversed. The reversal is also recognized in the consolidated statement of income.

VI-	Loan operations

Loan operations are initially recognized at fair value, which is the cash consideration paid to originate or purchase the asset, including transactions costs and subsequently measured at amortized cost using the effective interest rate method.

The effective interest rate is a method of calculating the amortized cost of financial asset or liability and of allocating interest income or expense over the relevant period. The effective interest rate is the discount rate that if applied to estimated future payments or receipts through the expected life of the financial instrument results in an amount equal to the net carrying amount of the financial asset or liability. When calculating the effective interest rate, Itaú Unibanco Holding estimates cash flows considering all contractual terms of the financial instrument, but does not consider future credit losses. The calculation includes all commissions paid or received between parties to the contract, transaction costs, and all other premiums or discounts.

When a financial asset or group of similar financial assets is impaired and its carrying amount is reduced through an impairment loss interest income is recognized on the reduced carrying amount using the interest rate used to discount the future cash flows for purposes of measuring the impairment loss.

VII - Lease operations (as lessee)

When assets are subject to a financial lease the present value of lease payments is recognized as a receivable in the consolidated balance sheet under Loan Operations.

Initial direct costs when incurred by Itaú Unibanco Holding are included in the initial measurement of lease receivable, reducing the amount of income to be recognized over the lease period. Such initial costs usually include commissions and legal fees.

The recognition of interest income reflects a constant return rate on the net investment of Itaú Unibanco Holding and is recognized in the consolidated statement of income under “Interest and similar income”.

VIII- Allowance for loan losses

Itaú Unibanco Holding periodically assess whether there is any objective evidence that a receivable or group of receivables is impaired. A receivable or group of receivables is impaired and there is a need for recognizing an impairment loss if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows that can be reliably estimated.

The criteria adopted by Itaú Unibanco Holding for determining whether there is objective evidence of impairment include the following:

•	default in principal or interest payment;
•
financial difficulties of the debtor and other objective evidences that result in the deterioration of the financial position of the debtor (for example, debt-to-equity ratio, percentage of net sales or other indicators obtained by systems, used to monitor credit, particularly for retail portfolios);

•	breach of loan clauses or terms;
•	entering into bankruptcy;
•	loss of competitive position of the issuer;

The period estimated between the loss event and its identification is defined by Management for each identified portfolio of similar receivables. In general, the periods adopted by Management are of twelve months, considering that the observed period for homogenous receivables portfolios vary depending upon the specific portfolio between nine and twelve months. Management opted to adopting the twelve month period as being the most relevant. The period between the loss events identification for receivables individually tested for impairment has been estimated as twelve months, considering the review cycle of each receivable.

Itaú Unibanco Holding first assesses whether objective evidence of impairment exists individually for receivables that are individually significant, and individually or collectively for receivables that are not individually significant.

If no objective evidence of impairment exists for an individually assessed receivable, whether significant or not, the asset is included in a group of receivables with similar credit risk characteristics and such group is collectively assessed for impairment. Receivables that are individually assessed for impairment and for which an impairment loss is recognized are not included in the collective assessment. The amount of loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The calculation of the present value of the estimated future cash flows for which there is a collateral reflects the cash flows that may result from foreclosure less costs for obtaining and selling the collateral, whether or not foreclosure is probable.

For the purpose of a collective evaluation of impairment, receivables are grouped on the basis of similar credit risk characteristics. The characteristics are relevant to the estimation of future cash flows for such receivables by being indicative of the debtors’ ability to pay all amounts due according to the contractual terms of the receivables being evaluated. Future cash flows in a group of receivables that are collectively evaluated for purposes of identifying the need for recognizing impairment are estimated on the basis of the contractual cash flows of the group of receivables and historical loss experience for receivables with similar credit risk characteristics. Historical loss experience is adjusted on the basis of current observable data to reflect the effects of current conditions that did not affect the period on which the historical loss experience is based and to remove the effects of conditions in the historical period that do not exist currently.

The methodology and assumptions used for estimating future cash flows are reviewed regularly by Management to reduce any differences between loss estimates and actual loss experience.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the previously recognized impairment loss shall be reversed. The amount of reversal is recognized in income.

When a loan is uncollectible, it is written-off from the consolidated balance sheet. Loans are written-off 360 days after such loans being past due or 540 days of being past due in  the case of loans with original maturities over 36 months.

Loans whose terms were renegotiated are not considered in default, but as new loans. In subsequent periods, the asset is considered non-performing loan, and disclosed as non-performing loan when the renegotiated terms are not met.

IX-	Other financial assets

Itaú Unibanco Holding presents these assets which are in the category of “Loans and receivables” in its consolidated balance sheet initially at its fair value and subsequently at amortized cost using the effective interest rate method.

Interest income is recognized in the consolidated statement of income under Interest and similar income.

X-	Financial liabilities at amortized cost

The financial liabilities that are not classified into fair value through profit or loss are classified into this category and initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method. Interest expense is presented in consolidated statement of income under “Interest and similar expense”.

The following financial liabilities are presented in the consolidated balance sheet and recognized at amortized cost:

•	Deposits; (See Note 16);
•	Securities sold under repurchase agreements (as previously described in item (e) above);
•	Funds from interbank markets;
•	Funds from institutional markets;
•	Liabilities for capitalization plans; and
•	Other financial liabilities. See Note 19b.

g)	INVESTMENTS IN UNCONSOLIDATED COMPANIES

Unconsolidated companies (The term we use for associates under IAS 28) as those companies in which the investor has significant influence, but does not have control. Significant influence usually is presumed to exist when an interest in voting capital from 20% to 50% is held. Investments in these companies are initially recognized at cost of acquisition and subsequently accounted for following the equity method. Investments in unconsolidated companies include the goodwill identified upon acquisition, net of any cumulative impairment loss.

The share of Itaú Unibanco Holding is profits or losses of its unconsolidated companies after acquisition is recognized in the consolidated statement of income, and its share of the changes in other comprehensive income of its unconsolidated companies after acquisition is recognized in other comprehensive income. The cumulative changes after acquisition are adjusted against the carrying amount of the investment. When the share of Itaú Unibanco Holding of losses of an unconsolidated company is equal or above its interest in the unconsolidated company, including any other receivables, Itaú Unibanco Holding does not recognize additional losses, unless it had incurred any obligations or made payments on behalf of the unconsolidated company.

Unrealized profits on transactions between Itaú Unibanco Holding and its unconsolidated companies are eliminated to the extent of the interest of Itaú Unibanco Holding. Unrealized losses are also eliminated, unless the transaction provides evidences of impairment of the transferred asset. The accounting policies on unconsolidated companies were changed, when necessary, to ensure consistency with the policies adopted by Itaú Unibanco Holding.

If the interest in the unconsolidated company decreases, but Itaú Unibanco Holding retains significant influence, only the proportional amount of the previously recognized amounts in other comprehensive income are reclassified in Income, when appropriate.

Gains and losses from dilution arising from, investments in unconsolidated companies, are recognized in the consolidated statement of income.

h)	LEASE AGREEMENTS (as lessee)

As a lessee, Itaú Unibanco Holding has finance and operating lease agreements.

Itaú Unibanco Holding leases certain fixed assets. Leases of fixed assets, in which Itaú Unibanco substantially holds all risks and rewards incidental to the ownership area classified as finance lease. They are capitalized in the commencement date of the leases at the lower of the fair value of the asset and the present value of the lease future minimum payments.

Each lease installment is allocated part to the liability and part to financial charges, so that a constant rate is obtained over the outstanding debt balance.  The corresponding obligations, net of future charges, are included in other financial liabilities. The interest expense is recognized in the consolidated statement of income over the lease term, to produce a constant periodic rate of interest on the remaining balance of the liability for each period. Fixed assets acquired through finance lease are depreciated during the useful life of the asset.

Expenses with respect to transactions entered into by Itaú Unibanco Holding classified as operating leases are recognized in the consolidated statement of income, on a straight-line basis, over the period of the lease.

When an operating lease is terminated before expiration of the lease term, any payment to be made to the lessor as a penalty is recognized an expense in the period when the termination occurs.

i)	FIXED ASSETS

In accordance with IAS 16 – “Property, plant and equipment”, fixed assets are recognized at the cost of acquisition less accumulated depreciation, calculated using the straight-line method and rates based on the estimated useful lives of these assets. Such rates are presented in Note 14.

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each year.

Itaú Unibanco Holding reviews its assets in order to identify whether any indications of impairment exists. If such indications are found, long-lived assets, including fixed assets are tested for impairment. In accordance with IAS 36 – “Impairment of assets”, impairment losses are recognized as the difference between the carrying and the recoverable amount of an asset (or group of assets), and recognized in the consolidated statement of income. The recoverable amount of an asset is defined as the higher of its fair value less costs to sell and its value in use. For purposes of assessing impairment, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). The assessment can be made at an individual asset level when the fair value less the cost to sell can be determined reliably. We did not have to recognize any impairment loss on fixed assets in the year ended December 31, 2010.

Gains and losses on disposals are recognized in the consolidated statement of income under Other Income.

j)	GOODWILL

In accordance with IFRS 3 (R) – “Business Combination”, goodwill represents the excess of the cost of an acquisition over the fair value of net identifiable assets and liabilities of the acquired entity at the date of acquisition. Goodwill is not amortized, but is tested for impairment annually or when there is any indication of impairment, using an approach that involves the identification of cash-generating units and estimates of fair value less cost to sell and/or value in use.

As defined in IAS 36, a cash-generating unit is the lowest identifiable group of assets that generates cash inflows that are independent of the cash inflows from other assets or groups of assets. Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose identified according to operating segment.

IAS 36 determines that an impairment loss shall be recognized for a cash-generating unit if the recoverable amount of the cash-generating unit is less than its carrying amount. The loss shall be allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit, and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset. The loss cannot reduce the carrying amount of an asset below the highest of its fair value less costs to sell, and its value in use. The impairment loss of goodwill cannot be reversed. At December 31, 2010, we did not have any goodwill balance in our consolidated financial statements.

Goodwill of unconsolidated companies are reported as part of investment in the consolidated balance sheet under Investments in Unconsolidated Companies, and the impairment test is carried out by comparing the total balance of the investment (including goodwill).

k)	INTANGIBLE ASSETS

Intangible assets are non-physical assets and include software and other assets, and are initially recognized at cost. Intangible assets are recognized when they arise from legal or contractual rights, their cost can be reliably measured, and in the case of intangible assets not arising from separate acquisitions or business combinations, it is probable that future economic benefits may arise from its use.

All intangible assets are intangible assets separately acquired. At December 31, 2010, Itaú Unibanco Holding did not have any internally generated intangible assets.

Intangible assets may have definite or indefinite useful lives. Intangible assets with definite useful lives are amortized using the straight-line method over their estimated useful lives. Intangible assets with indefinite useful lives are not amortized, but annually tested for impairment.

Itaú Unibanco Holding annually assesses its assets in order to identify whether any indications of impairment exist. If such indications are identified, intangible assets are tested for impairment. In accordance with IAS 36, impairment losses are recognized as the difference between the carrying and the recoverable amount of an asset (or group of assets), and recognized in the consolidated statement of income. The recoverable amount of an asset is defined as the higher of its fair value less costs to sell and its value in use. For purposes of assessing impairment, assets are grouped into cash-generating units. The assessment can be made at an individual asset level when the fair value less the cost to sell can be determined reliably

Intangible assets, except goodwill, that had impairment losses recognized are reviewed each September 30 each year (the date determined by us to be the date for performing such impairment test) to determine whether reversal of the loss is appropriate. We recognized impairment losses amounting to R$ 21 during the year ended December 31, 2010.

As provided for in IAS 38, Itaú Unibanco Holding chose the cost model to measure its intangible assets after their initial recognition.

l)	ASSETS HELD FOR SALE

Assets held for sale are recognized in the consolidated balance sheet when it is foreclosed or there is intention to sell. The asset is initially recorded at its fair value.

Subsequent reductions in the carrying value of the asset are recorded as a loss due to reductions in fair value less costs to sell, in the consolidated statement of income. In the case of subsequent recoveries in the fair value less costs to sell, the recognized loss can be reversed.

m)	INCOME TAX AND SOCIAL CONTRIBUTION

There are two components of the income tax provision: current and deferred.

Current income tax expense approximates taxes to be paid or recovered for the applicable period. Current assets and  liabilities are recorded in the consolidated balance sheet under “Tax assets – Income tax and social contribution credits” and “Tax liabilities – Current” –, respectively.

Deferred income taxes are recognized, using the balance sheet liability method on temporary differences between the tax bases of assets and liabilities and the amounts reported in the financial statements at each year end. Deductible temporary differences tax loss carry-forwards are recognized as an asset. Deferred tax assets are only recognized when it is probable that future taxable income will be available against which these temporary differences can be utilized. Deferred tax assets and liabilities are recognized in the consolidated balance sheet under “Tax Assets – Income tax and social contribution deferred” and ”Tax liabilities – Deferred”, respectively.

Income tax and social contribution expense is recognized in the consolidated statement of income under “Income Tax and Social Contribution”, except when it refers to items directly recognized in the other comprehensive income, such as: taxes on fair value measurement of available-for-sale financial assets, and taxes on cash flow hedges. Deferred taxes of such items are initially recognized in other comprehensive income and subsequently recognized in income together with the recognition of the gain/loss originally deferred.

Changes in tax law and rates are recognized in the consolidated statement of income in the period in which the new rates are substantially enacted. Interest and penalties are recognized in the consolidated statement of income under “General and administrative expenses”.

Income tax and social contribution are calculated at the rates shown below, considering the respective taxable bases, based on the - effective legislation related to each tax, which in the case of the operations in Brazil are for all the reporting periods as follows:

2010
Income tax	15%
Additional income tax	10%
Social contribution	15%

n)	INSURANCE CONTRACTS AND PRIVATE PENSION

IFRS 4 – “Insurance contracts” defines insurance contract as contracts under which the issuer accepts a significant insurance risk from the counterparty, by agreeing to compensate it if a specified uncertain future event adversely affects it.

Itaú Unibanco Holding, through its subsidiaries, issues contracts to clients that have insurance risks, financial risks or a combination of both. A contract under which Itaú Unibanco Holding accepts significant insurance risks from its clients and agrees to compensate them upon the occurrence of a specified uncertain future event is classified as an insurance contract.  The insurance contract may also transfer financial risk, but is accounted for as an insurance contract, should the insurance risk be significant.

Investment contracts are those that transfer significant financial risk. Financial risk is the risk of possible future change in one or more variables, such as interest rate, financial asset price, commodity price, foreign exchange rate, index of prices or rates, credit risk rating or credit index, or other variable.

Investment contracts may be reclassified as insurance contracts after their initial classification should the insurance risk become significant.

Investment contracts with discretionary participation features are financial instruments, but they are treated as insurance contracts, as established by IFRS 4.

Once the contract is classified as an insurance contract, it remains as such until the end of its life, even if the insurance risk is significantly reduced over this period, unless all rights and obligations are extinguished or expired.

Note 29 present a detailed description of all products classified as insurance contracts.

Private pension plans

In accordance with IFRS 4, an insurance contract is one that exposes its issuer to a significant insurance risk. Insurance risk is significant if, and only if, an insurance event could cause an issuer to pay significant additional benefits in any scenario, excluding scenarios that lack commercial substance. Additional benefits refer to amounts that exceed those that would be payable if no insured event occurred.

Contracts that contemplate retirement benefits after an accumulation period (known as PGBL, VGBL and FGB) assure, at the inception date of the contract, the basis for calculating the retirement benefit (mortality table and minimum interest). The contracts specify the annuity rates, and, therefore, the contract transfers the insurance risk to the issuer at inception, and they are classified as insurance contracts.

The payment of additional benefits is considered significant in all scenarios with commercial substance, since survival of the beneficiary may exceed the survival estimates in the actuarial table used to define the benefit agreed in the contract. The option of conversion into a fixed amount payable as annuity is not available and all contracts set give the right to the counterparty to choose a life annuity benefit.

Insurance Premiums

Insurance premiums are recognized over the period of the contracts in proportion to the amount of the insurance coverage. Insurance premiums are recognized as revenue in the consolidated statement of income.

If there is evidence of impairment losses with respect to receivables for insurance premiums, Itaú Unibanco Holding recognizes an impairment charge, as described in Note 2.4f VlII.

Reinsurance

Reinsurance premiums are recognized in income over the same period in which the related insurance premiums are recognized in the statement of income.

In the ordinary course of business, Itaú Unibanco Holding reinsures a portion of the risks underwritten, particularly property and casualty risks that exceed the maximum limits of responsibility that we understand appropriate for each segment and product (after a study which considers size, experience, specificities and the necessary capital to support these limits). These reinsurance agreements allow the recovery of a portion of the losses with the reinsurer, although they do not release the insurer from the main obligation as a direct insurer of the risks contemplated in the reinsurance.

Acquisition costs

Acquisition costs include direct and indirect costs related to the origination of insurance. These costs, except for the commissions paid to brokers and others, are expensed directly in income when incurred. Commissions, on the other hand, are deferred and expensed in proportion to the recognition of the premium revenue, i.e. over the period of the corresponding insurance contract.

Liabilities

Reserves for claims are established based on historical experience, claims in process of payment, estimated amounts of claims incurred but not yet reported, and other factors relevant to the required reserve levels. A provision for premium deficiency is recognized if the estimated amount of premium deficiency exceeds deferred acquisition costs. Expenses related to recognition of liabilities for insurance contracts are recognized in the consolidated statement of income under, “Change in reserves for insurance and private pension”.

Embedded derivatives

In certain cases, IFRS 4 requires that the entity separates the embedded derivatives related to insurance contracts. However, Itaú Unibanco Holding did not identify any derivatives embedded in the insurance contracts in force.

Liability adequacy test

IFRS 4 requires insurance companies to assess the adequacy of its insurance liabilities at each reporting period through a minimum adequacy test. The liability adequacy test for IFRS was conducted by adopting the current actuarial assumptions for future cash flows of all insurance contracts in force on the balance sheet date.

As a result of this test, if the assessment shows that the carrying amount of the insurance liabilities (less related deferred acquisition costs of contracts and related intangible assets) is inadequate in the light of the estimated future cash flows, the entire deficiency shall be recognized in income for the period (after the expensing deferred acquisition costs and intangible assets related to deficit portfolios, in compliance with the accounting policy). In order to perform the adequacy test, insurance contracts are grouped in portfolios that are broadly subject to similar risks and which risks are jointly managed as a single portfolio.

The assumptions used to conduct the liability adequacy test are detailed in Note 29.

o)	CAPITALIZATION PLANS

Itaú Unibanco Holding sells capitalization certificates, in which clients deposit specific amounts, depending on the plan, which are redeemable at the original amount plus interest. Clients enter, during the term of the plan, into raffles of cash prizes.

While for regulatory purposes in Brazil they are regulated by the insurance regulator, these plans do not meet the definition of insurance contract under IFRS 4, and are, classified as a financial liability at amortized cost under IAS 39.

Revenue from capitalization plans is recognized during the period of the contract and measured by the difference between the amount deposited by the client and the amount that Itaú Holding has to reimburse. We recognize as an expense a liability for cash prizes measured actuarially.

p)	EMPLOYEE BENEFITS

 Itaú Unibanco Holding is required to make contributions to government social security and labor indemnity plans, in Brazil and in other countries where it operates, which are expensed  in the consolidated statement of income under “General and administrative expenses”, when  incurred. These contributions totaled R$ 1,415 for the year ended December 31, 2010.

Additionally, Itaú Unibanco Holding also sponsors defined benefit plans and defined contribution plans, accounted for in accordance with IAS 19 – “Employee benefits”.

Pension plans - defined benefit plans

The liability (or asset, as the case may be) recognized in the  consolidated balance sheet with respect to defined benefit plans corresponds to the present value of the defined benefit obligations on the date less the fair value of the plan assets. The defined benefit obligation is annually calculated by an independent actuarial company using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated amount of future cash flows of benefit payments based on the Brazilian government securities denominated in reais and with maturity periods  similar to the term of the pension plan liabilities.

Actuarial gains and losses are fully recognized in income in the period in which they arise under “General and administrative expenses – Retirement plans and post-employment benefits”.

The following amounts are recognized in the consolidated income statement:

•	the expected return on plan assets, and gains or losses corresponding to the difference between expected and actual returns;
•
Actuarial gains and losses that are defined as those that result from differences between the previous actuarial assumptions and what has actually occurred and include the effects of changes in actuarial assumptions;

•	Current service cost – defined as the increase in the present value of obligations resulting from employee service in the current period;
•	Interest cost - defined as the increase during the year in the present value of obligations which arises from the passage of time.

In accordance with IAS 19, a curtailment is an event that significantly decreases the years of future service  by current employees or that eliminates or reduces, for a significant number of employees, the qualification  for benefits  for all or part of future services. Settlement is a transaction in which an irrevocable action relieves the employer (or plan) of the primary responsibility for a pension or post-retirement benefit, and therefore eliminates significant risks related to the obligation and to the related assets.

A gain or loss in the curtailment of the plan is the sum of two elements:   (a) the recognition in income of deferred past service cost associated with the years of service that no longer will have to be provided, and (b) the change in the projected benefit obligation. If the curtailment causes the reduction of the projected obligation, the result will be a curtailment gain. If the curtailment causes the increase of the projected obligation, the result will be a curtailment loss.

Upon the occurrence of a settlement, a gain or loss will be recognized.

Pension plans - defined contribution

For defined contribution plans, contributions to  plans made by Itaú Unibanco Holding are recognized as expense when due.

Other post-employment benefit obligations

Certain companies  acquired by Itaú Unibanco Holding over the past few years used to sponsor post-employment healthcare benefit plans, and Itaú Unibanco Holding is committed as per the acquisition contracts to maintain such benefits over  specific periods. Such benefits are also accounted for in accordance with the IAS 19, in a manner similar to defined benefit plans.

q)	STOCK BASED COMPENSATION

Stock based compensation is accounted for in accordance with IFRS 2 - “Share-based payment” which requires the entity to measure the value of equity instruments granted, based on their fair value at the option grant date. This cost is recognized during the vesting period for acquisition of the right to exercise the instruments.

The total amount to be expensed is determined by reference to the fair value of the options granted excluding the impact of any service and non-market performance vesting conditions (notably remaining an employee of the entity over a specified time period). Non-market vesting conditions are included in assumptions about the number of options that are expected to vest. At the end of each reporting period, the entity revises its estimates of the number of options that are expected to vest based on the non-market vesting conditions. It recognizes the impact of the revision to original estimates, if any, in the income statement, with a corresponding adjustment to equity.

When the options are exercised, the Itau Unibanco Holding generally gives treasury shares to the beneficiaries.

The fair value of stock options is estimated by using option pricing models that take into account the exercise price over the option, the current price, the risk-free interest rate, the expected volatility of the share price on the option life.

All stock based compensation plans established by Itaú Unibanco Holding correspond to plans that can be settled exclusively through the delivery of shares.

r)	FINANCIAL GUARANTEES

In accordance with IAS 39, the issuer of a financial guarantee contract has an obligation and should recognize it initially at its fair value.  Subsequently, this obligation should be measured at the amount initially recognized less accumulated amortization and the amount determined pursuant to IAS 37 - “Provisions, contingent liabilities and contingent assets”, whichever is higher.

Itaú Unibanco Holding recognizes the fair value of the guarantees issued in the consolidated balance sheet under “Other liabilities”. Fair value is generally represented by the fee charged to client for issuing the guarantee. This amount is amortized over the life of the guarantee issued and recognized in the consolidated statement of income under “Banking service fees”.

After issuance, if based on the best estimate we conclude that the occurrence of a loss regarding a guarantee issued is probable, and if the loss amount is higher than the initial fair value less cumulative amortization of the guarantee, a provision is recognized for such amount.

s)	CONTINGENT ASSETS AND CONTINGENT LIABILITIES

These are assessed, recognized and disclosed in accordance with IAS 37. Contingent assets and contingent liabilities are rights and obligations arising from past events and which occurrence depends on future events.

Contingent assets are not recognized in the consolidated financial statements, except when Management of Itaú Unibanco Holding understands that its realization is practically certain and, generally corresponds to lawsuits with favorable sentences in final and unappealable judgments and by the withdrawal of lawsuits as a result of a settlement payment having been collected or as a result of an agreement to offsetting with a existing liability.

Contingent liabilities mainly arise from administrative proceedings and lawsuits, inherent in the ordinary course of business, filed by third parties, former employees and governmental bodies, in connection with civil, labor, and tax and social security claims.

These contingencies are assessed based on management’s best estimates, considering the opinion of  legal advisors as to  probability that an outflow of resources will be required to settle the obligation  and as to whether amount of the obligation can be estimated reliably.

Contingencies are classified as:

•	Probable: in which case a liability is recognized in the consolidated balance sheet under Provisions;
•	Possible: in which case they are disclosed in the financial statements but no provision is recorded; and
•	Remote: which are neither provided for nor disclosed.

Contingent liabilities recorded under Provisions and disclosure of possible contingent liabilities are measured through the use of models and criteria which allow its appropriate measurement even if there is uncertainty as to its ultimate timing and amount, and the criteria are detailed in Note 31.

The amount of escrow deposits is updated in accordance with current legislation.

Contingent losses guaranteed by indemnity clauses provided by third parties, such as in business combinations consummated  before the transition date are recognized when a claim is asserted, and a receivable is recognized simultaneously  subject to its collectability. For business combinations consummated  after the transition date, indemnification assets are recognized at the same time and measured on the same basis as the indemnified item, subject to collectability or contractual limitations on the indemnified amount.

t)	CAPITAL

Common and preferred shares (which are considered common shares without voting rights) for accounting purposes, are classified in stockholders’ equity. Additional costs directly attributable to the issuance of new shares are included in stockholders’ equity as a deduction from the proceeds, net of taxes.

u)	TREASURY SHARES

Common and preferred shares repurchased are recorded in stockholders’ equity under “Treasury shares” at their average purchase price.

Treasury shares that are subsequently sold, such as those sold to grantees under our stock option plans, are recorded as a reduction in treasury shares at the average price of treasury stock held at such date.

The difference between the sale price and the average price of the treasury stock is recorded as a reduction or increase in “Additional Paid-in Capital”. The cancellation of treasury shares is recorded as a reduction in treasury shares against Appropriated Reserves, at the average price at the cancellation date.

v)	DIVIDENDS AND INTEREST ON CAPITAL

Pursuant to the Company's bylaws, stockholders are entitled to a mandatory minimum dividend of 25% of net income for the year as determined in accordance with the corporate law.  Minimum dividend amounts established in the bylaws are recorded as liabilities at the end of each year. Any other amount above the mandatory minimum dividend is accounted for as liabilities only when approved by the stockholders at a Stockholders' Meeting.

Since January 1, 1996, Brazilian corporations have been permitted to deduct for tax purposes an amount of interest on capital.

Interest on capital is treated for accounting purposes as a dividend, and it is presented as a reduction of stockholders' equity in the consolidated financial statements. The related tax benefit is recorded in the consolidated statement of income.

Dividends have been and continue to be calculated and paid based on the financial statements prepared under BRGAAP and not based on these financial statements.

x)	EARNINGS PER SHARE

Earnings per share are computed by dividing net income attributable to the owners of Itaú Unibanco Holding by the weighted average number of common and preferred shares outstanding for each reporting year. Weighted average shares are computed based on the periods for which the shares were outstanding.

Earnings per share are presented based on the two types of shares issued by Itaú Unibanco Holding. Both types, common and preferred, participate in dividends on substantially the same basis, except that preferred shares are entitled to a priority non-cumulative minimum annual dividend of R$ 0.022 per share. Earnings per share are computed based on the distributed earnings (dividends and interest on capital) and undistributed earnings of Itaú Unibanco Holding after giving effect to the preference indicated above, without regard to whether the earnings will ultimately be fully distributed. Earnings per share amounts have been determined as if all earnings were distributed and computed following the requirements of IAS 33 – “Earnings per share”.

Itaú Unibanco Holding grants stock-based compensation whose dilutive effect is reflected in diluted earnings per share, with the application of the “treasury stock method“. Under the treasury stock method, earnings per share are calculated as if shares under stock-based compensation had been issued and as if the assumed proceeds (consisting of funds to be received upon exercise of the stock options and the amount of compensation cost attributed to future services and not yet recognized) were used to purchase shares of Itaú Unibanco Holding.

y)	REVENUE FROM SERVICES

Itaú Unibanco Holding provides a number of services to its clients, such as investment management, credit card, investment banking and commercial banking. Revenue from these services are usually recognized when the service is provided (commercial and investment banking) or over the life of the contract (investment management and credit cards). The composition of revenue from services is detailed in Note 23.

z)	SEGMENT INFORMATION

IFRS 8 – “Operating Segments” requires that operating segments are disclosed consistently with information provided to the chief operating decision maker, who is the person or group of persons that allocates resources to the segments and assesses their performance. Itaú Unibanco Holding considers that its Board of Executive Officers is the chief operating decision maker.

Itaú Unibanco has four reportable segments: (i) Commercial Bank, (ii) Itaú BBA, (iii) Consumer Credit, and (iv) Corporation and Treasury

Segment information is presented in Note 33.

2.5	TRANSITION TO IFRS

As mentioned in Note 2.1, transition to IFRS presented in these financial statements prepared to comply with Bacen Resolution nº 3,786 was recorded in accordance with IFRS 1 and the transition date chosen was January 1, 2010. As a result, the accounting polices of Itaú Unibanco Holding for these consolidated financial statements were modified on January 1, 2010, with the purpose of complying with IFRS, with respect to the accounting policies applied for BRGAAP purposes.

Changes in accounting policies arising from the transition to IFRS presented in these financial statements prepared to comply with Bacen Resolution nº 3,786 and reconciliation of the effects of this transition are presented below. Itaú Unibanco Holding prepared its opening balance sheet on January 1, 2010 applying the accounting policies, standards and measurement bases described in Note 2.4, and adopted the following exemptions and used all exceptions set forth in IFRS 1,

Summary of the IFRS 1 voluntary exemptions and mandatory exceptions adopted by  Management in the preparation of these consolidated financial statements

Business combinations, past acquisition of investments in associates and scope of consolidation

IFRS 1 permits that business combinations and acquisition of investments in associates that were recognized before the transition date or an earlier date are not restated, retrospectively, by applying IFRS 3. This exemption permits companies that are first-time adopters, basically to maintain the accounting treatment adopted in the prior accounting practices,  BRGAAP in this case. Itaú Unibanco Holding adopted this exemption through August 1, 2009, and, accordingly, it will apply IFRS 3 or IAS 28, as appropriate to account for business combinations or acquisition of investments in associates occurred after such date.

In accordance with the exemption allowed by IFRS 1, the accounting policies used for initial recognition and subsequent measurement of goodwill generated in the acquisitions before the transition date and through the transition date were maintained as recorded under BRGAAP. Under BR GAAP, goodwill was fully amortized at the moment that business combinations took place. Intangible assets arising from acquisitions prior to the transition date were not recognized under  BRGAAP.

IFRS 1 also requires that if Itaú Unibanco Holding had not consolidated a subsidiary acquired under BRGAAP, the carrying amount of assets and liabilities of this acquired subsidiary would have to be adjusted in accordance with IFRS. However, in the case of Itaú Unibanco Holding there were no  significant subsidiaries that had not been consolidated in BRGAAP before the transition to IFRS.

Fair value as deemed cost

In accordance with IFRS 1, an entity may, on the transition date to IFRS, measure a fixed asset item at its fair value, and this amount will be considered the deemed  cost of this asset, as from such date. Itaú Unibanco Holding did not adopt this exemption of IFRS 1. The cost of fixed assets was determined based on the historical acquisition which was the carrying amount  under BRGAAP and adjusted for inflation for the years when Brazil was considered hyperinflationary under IAS 29.

Employee Benefits

Itaú Unibanco Holding adopted this IFRS 1 exemption, under which all actuarial gains and losses accrued to the transition date, related to defined benefit plans  sponsored by Itaú Unibanco Holding and its subsidiaries, were recognized in  retained earnings.

Cumulative differences on the translation of the balance sheets of subsidiaries and investments in unconsolidated companies

Itaú Unibanco Holding adopted this exemption by which all gains and losses from translation of foreign  subsidiaries and investments in unconsolidated companies  on the transition date were set to zero. Therefore, the effects of application of IAS 21 in the translation of these subsidiaries and unconsolidated companies with a functional currency other than Real will be applied prospectively and these effects will be recorded in other comprehensive income only from the transition date.  The non adoption of this exemption would result in the retrospective application of IAS 21, with the determination of translation differences in accordance with IFRS since the creation or acquisition date of all subsidiaries and investments in unconsolidated companies with a functional currency other than Real, .

Compound financial instruments

IAS 32 – “Financial instruments: presentation” requires that compound financial instruments, as defined by IAS 32, have their components separated and classified as debt instruments and equity instruments. This classification is made based on circumstances, economic substance and specific terms of these instruments on date they are issued.  IFRS 1 permits not to bifurcate these two components, if the debt component is no longer outstanding on the transition date. This exemption did not have any impact on Itaú Unibanco Holding.

Assets and liabilities of subsidiaries, unconsolidated companies and joint ventures

IFRS 1 prescribes that there may be situations in which the controlling entity of a group and its subsidiaries adopted IFRS on different dates. The IFRS 1 exemption permitted us to use the financial statements of the subsidiaries that made the transition to IFRS before January 1, 2010. The amounts in the IFRS financial statements of subsidiaries and unconsolidated companies of Itaú Unibanco Holding that had already adopted IFRS before January 1, 2010, were considered on consolidation.

Designation of financial instruments previously recognized

IAS 39 permits an entity to designate financial instruments as financial assets or liabilities at fair value through profit or loss or available-for-sale financial assets on the date of acquisition or issuance of the financial instrument.  In accordance with this IFRS 1 exemption, this designation, in the case of initial application of IFRS, may be made on the transition date, even if the instrument has originally been designated in another category.  Itaú Unibanco Holding did not adopt this exemption permitted by IFRS 1 and it did not change the designation of financial assets existing on the transition date, keeping the designation existing under BRGAAP on January 1, 2010.

Share-based payment transactions

IFRS 1 encourages, but does not require, that an entity adopts IFRS 2 for employee benefits issued as share-based payments that were granted before 7 November 2002 and also for benefits that were granted after November 7, 2002 and vested before January 1, 2010. On the other hand, if Management decides to apply IFRS 2 retrospectively, it can only do so if the entity has already disclosed the fair value of the relevant share-based instruments, determined on the relevant measurement dates.  Itaú Unibanco Holding adopted IFRS 2 for all share-based payments as it has already disclosed the fair value of the relevant instruments.

Insurance contracts

IFRS 1 permits that companies that issue insurance contracts change certain insurance accounting policies on the transition date to IFRS, provided that certain minimum procedures are followed. Itaú Unibanco Holding decided not to change its accounting policies for insurance contracts, Itaú Unibanco Holding has applied the minimum requirements of IFRS 4, including the classification of contracts as insurance contracts or investment contracts (as defined by IAS 39 and IFRS 4) and the minimum liability adequacy tests for insurance contracts, as defined by IFRS 4, and further detailed in item 2.4.n.

Liabilities arising from decommissioning, restoration of assets and similar liabilities

IFRIC 1 - “Changes in Existing Decommissioning, Restoration and Similar Liabilities” requires specific changes in decommissioning, restoration or similar liabilities.  An entity that applies IFRS for the first time during the preparation of its financial statements does not need to meet these requirements for changes that occurred before the transition date to IFRS. This exemption did not have any impact on Itaú Unibanco Holding.

Leases

An entity that applies IFRS for the first time may opt for applying the specific transition rules of IFRIC 4 - “Determining Whether an Arrangement Contains a Lease”, and it may determine if there is a lease agreement on the transition date to IFRS based on the facts and circumstances existing on the transition date.  The application of IFRIC 4 did not have any impact on Itaú Unibanco Holding on the transition date to IFRS since no contracts that should be accounted for as lease agreements, pursuant to IFRIC 4, have been identified.

Fair value measurement of financial assets and liabilities on the transition date

IFRS 1 determines that an entity should apply the specific requirements of IAS 39 for fair value measurement of financial assets and liabilities on the transition date to IFRS. IAS 39 requires that valuation techniques of financial assets and liabilities at fair value incorporate all factors that a market participant would consider in setting a price when using consistent and accepted economic methodologies for pricing such financial instruments. Additionally, IAS 39 establishes rules for situations in which an entity may recognize an initial gain or loss when purchasing a financial asset or liability ("day one profits"). As a consequence of this requirement, IAS 39 requires that a gain or loss generated in the initial purchase or subsequent changes in the fair value of a financial instrument be recognized only if the fair value calculation methodology included data and quotations directly observable in the market on the fair value valuation date.

IFRS 1 requires that these criteria be mandatory and prospectively applied to transactions with asset or liability financial instruments entered into after October 25, 2002 or prospectively for transactions entered into after January 1, 2004.

Borrowing costs

IFRS permits that the entity that applies IFRS for the first time adopt IAS 23 for borrowing costs related to the qualifying assets for which the capitalization initial date is the same or subsequent to the transition (January 1, 2010), or designate a date prior to the transition date and apply IAS 23 to the borrowing costs related to qualifying assets for which the capitalization initial date is the same or subsequent to that date. Itaú Unibanco Holding did not adopt this exemption

Exception – Derecognition of financial assets and financial liabilities

IFRS 1 requires that an entity that applies IFRS for the first time applies the derecognition standards (asset derecognition, as defined by IAS 39) of financial assets and liabilities prospectively for transactions occurred after January 1, 2004. Accordingly, should Itaú Unibanco Holding have derecognized, pursuant to BRGAAP, a non-derivative financial asset or liability resulting from a transaction occurred before January 1, 2004, it shall not recognize this asset or liability on the transition to IFRS. IFRS 1, however, permits the application of the standards of derecognition of financial assets and liabilities retrospectively, from a date elected by the entity, provided that the information needed to apply such standards had already been obtained at the time of the transaction that gave rise to the derecognition. This exemption did not have any impact on Itaú Unibanco Holding as no significant asset or liability was derecognized under BRGAAP.

Exception - Hedge Accounting

IAS 39 requires the valuation of all derivative financial instruments at fair value, as well as the elimination of deferred gains or losses, recognized (or deferred) as assets or liabilities under GAAP prior to IFRS. Additionally, an entity should not apply hedge accounting (as defined by IAS 39) on its consolidated balance sheet at the transition date if such hedge did not qualify as hedge in accordance with IAS 39. As a result of this requirement, hedge accounting was not applied for IFRS purposes on transition date, to certain hedge relationships that meet the criteria for hedge accounting in BRGAAP, but that do not meet all requirements of IAS 39 as of such date.

Exception - Estimates

IFRS 1 requires that the estimates used by management for IFRS purposes at the transition date to IFRSs are consistent with estimates made as of the same date under prior GAAP, unless there is evidence of errors in the preparation of the estimates in prior GAAP as compared to IFRS.  Additionally, should Management obtain information after the transition date to IFRS that impacts estimates that had been made in accordance with BRGAAP, the Management should address this information as an event subsequent to the balance sheet date, and adopt the accounting treatment of IAS 10. IAS 10 is applicable to the opening consolidated balance sheet and for the comparative periods reported in the preparation of the first IFRS financial statement of an entity, if any. Itaú Unibanco Holding considered the estimates used for BRGAAP consistent with the estimates used on the transition date to IFRS and, therefore, there were no changes in estimates due to the existence of information obtained on a date subsequent to the transition that required any adjustment in the estimates for IFRS purposes.

Non-controlling interests

IFRS 1 requires that the entity that applies IFRS for the first time applies certain requirements of IAS 27 prospectively to the transition date. However, these requirements did not have an impact on Itaú Unibanco Holding.

RECONCILIATION BETWEEN BRGAAP AND IFRS APPLICABLE TO CONSOLIDATED STOCKHOLDERS' EQUITY OF ITAÚ UNIBANCO HOLDING AT JANUARY 1, 2010, AND TO THE STOCKHOLDERS' EQUITY AND NET INCOME AT DECEMBER 31,2010

		1/1/2010	12/31/2010	01/01 a 12/31/2010
	Reference	Stockholders’ equity	Stockholders’ equity	Income
In accordance with BRGAAP (stockholders’ equity attributed to the parent company, excluding minority interest)		50,683	60,879	13,323

Adjustments that affect stockholders’ equity between BRGAAP and IFRS		6,833	5,386	(1,615)
Allowance for loan losses	a	3,443	2,014	(1,430)
Recognition of total deferred tax assets	b	2,367	1,724	(659)
Pension and health care plans	c	1,410	-	-
Adjustment to market value of shares	d	970	1,165	-
Acquisition of interest in Porto Seguro Itaú Unibanco Participações S.A.	e	936	896	(40)
Provision for Itaú Unibanco merger expenses	f	844	-	(844)
Translation of subsidiaries and unconsolidated companies abroad	g	-	-	256
Provision for dividends payable not declared	h	-	1,307	-
Other adjustments	i	(272)	(99)	268
Income tax and social contribution on all IFRS adjustments	j	(2,865)	(1,621)	834

In accordance with IFRS – attributable to controlling stockholders		57,516	66,265	11,708
In accordance with IFRS – attributable to minority interest		1,564	1,677	785

In accordance with IFRS – attributable to controlling stockholders and minority interest		59,080	67,942	12,493
Amounts of other comprehensive income under IFRS
Available-for-sale financial assets				170
Cummulative translation adjustment				(256)
Other				(201)
Total - Comprehensive income under IFRS				12,206

Adoption of IFRS has not changed the Itaú Unibanco Holding’s actual cash flows and since under BR GAAP we were required already to apply the Brazilian equivalent of IAS 7 there are no significant differences in the statement of cash flows prepared under BR GAAP and the one presented in these financial statements.

Summary of the main differences between BRGAAP and IFRS

Below is presented a description of the main accounting policies applicable to Itaú Unibanco Holding, which differ significantly between BRGAAP and IFRS and are presented in the reconciliations above:

a)	Allowance for loan losses

In BRGAAP, the allowance for loan losses is measure considering an analysis of risk realization of receivables, at an amount considered sufficient to cover possible losses, following the rules established by BACEN. Pursuant to these rules, the allowance is created as from the date loans are granted, based on the client’s risk rating and on a periodic quality evaluation of clients and industries, and not only when default actually occurs. Under BRGAAP, the allowance cannot be less than the minimum required by the regulatory authorities but an additional allowance can be recorded when the minimum provision is not considered sufficient to cover futures losses, according to the Management assessment. As from December 31, 2008, considering the economic scenario and the related uncertainties , the criteria for recognition of an additional allowance for loan losses additional to the minimum regulatory required were revised, including an allowance for risks associated with a more pessimistic scenario. During 2009, there was an improvement in the economic scenario, causing a reduction in the relationship of the allowance for loan losses with respect to the loan portfolio. In 2010, a change in the criteria under BRGAAP was adopted which resulted in a reduction in the allowance for loan losses. The criteria was adopted considering new Basel III guidelines (not yet applicable), which determine that the counter-cyclical effects should be included.

IAS 39 determines that the entity should assess, on each base date, if there is objective evidence that a loan or group of loans is impaired. A loan or group of loans is impaired if there is objective evidence impairment as a consequence of one or more events that occurred after the initial recognition of the loan (loss event) and this event or events impact the  future cash flow and it may be reliably estimated.

The amount of the loss is measured as the difference between the carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the original effective interest rate of the loan.

Initially, it is necessary to assess, on an individual basis, if there is an objective evidence of impairment for operations that are individually significant, and individually or collectively significant, for operations that are not individually significant.  If there is no objective evidence for an operation individually assessed, be it significant or not, it should be included in a group of operations with similar characteristics and assessed collectively. The operations that are individually assessed and for which a loss has been recorded should not be included in the collective assessment.

The differences between BRGAAP and IFRS resulted in a different amount of allowance for loan losses and, accordingly, an adjustment has been recognized.

b)	Recognition of total deferred tax assets

Under Law No. 11,727/2008, the social contribution (CSLL) rate for private insurance,  capitalization companies and financial institutions, was increased from 9% to 15%, for taxable events that occurred after May 1, 2008. As a result of an unconstitutionality lawsuit claiming unconstitutionality of the increase of CSLL rate that was filed on June 26, 2008, by the National Confederation of the Financial System (CONSIF) under BRGAAP, deferred tax assets were recorded only to the amount of the increase in tax liabilities and not considering the increased rate of 15%.

IAS 12 prescribes that deferred taxes should be measured using substantively enacted tax rates. IAS 12 also prescribes that deferred tax assets should be recognized when the generation of future taxable income is probable, allowing the realization of the assets.

As a result Itaú Unibanco Holding recognized in these consolidated financial statements, deferred taxes using the substantively enacted tax rate of 15% of CSLL.

c)	Pension and health care plans

Up to December 31, 2009, Itaú Unibanco Holding did not recognize assets resulting from the difference of the fair value of assets of a plan and actuarial liabilities under BRGAAP. Under BRGAAP, the measurement of plan obligations and plan assets was similar to IFRS. However, differences existed in the criteria for recognizing the funded status when it resulted in a net asset.

Actuarial calculations for certain plans of Itaú Unibanco Holding resulted in net assets, for which an asset is recognized in these financial statements in accordance with IAS 19.  As Itaú Unibanco Holding has a en economic benefit available as  reductions in future contributions, the asset was recognized as of December 31, 2009, measured taking into consideration the asset ceiling, prescribed by IAS 19 and IFRIC 14.

As from 2010, Itaú Unibanco Holding pursuant to CVM Resolution No. 600/09, recognizes as assets the difference, when positive, between the fair value of plan assets and actuarial plan liabilities. CVM Resolution No. 600/09 is equivalent to IAS 19, and, accordingly, this adjustment is no longer necessary as from such date.

d)	Adjustment to market value of shares

For purposes of BRGAAP, shares classified as “permanent investments” are recorded at historical cost and adjusted only for provision for permanent impairment. Increase in value over its acquisition cost is not recognized.

Under IFRS, Itaú Unibanco Holding classified these shares as available-for-sale financial assets, in accordance with IAS 39, and recorded them at estimated fair value, with gains and losses recognized in other comprehensive income.

e)	Acquisition of interest in unconsolidated company – Porto Seguro Itaú Unibanco Participações S.A (“PSIUPAR”)

Under Brazilian GAAP, there are no specific rules for the recognition of transactions where a controlled subsidiary is exchanged for an unconsolidated company (associate); this kind of transaction is generally recognized at the carrying amount of the ceded transferred subsidiary.

Under IFRS, consideration received (an interest in PSIUPAR acquired on November 30, 2009) in connection with loss of control of a subsidiary is accounted for at fair value of the consideration received.

This difference in the basis of our investment in PSIUPAR is adjusted in the reconciliation.

f)	Provision for Itaú Unibanco merger expenses

As a consequence of the acquisition of Unibanco, a provision to cover expenses related to communication to clients, changes in systems and termination and reallocation of personnel was recognized under BRGAAP, as the amount of the provision could be reasonably estimated.

Under IFRS, this provision did not meet as the transition date the requirements of IAS 19 and IAS 37, which are more restrictive than the requirements under BRGAAP and, accordingly, the provision is reversed at the transition date in these consolidated financial statements. During the year ended December 31, 2010, the provision recorded under BRGAAP was fully utilized.

g)	Translation of foreign subsidiaries and unconsolidated companies

The process adopted by Itaú Unibanco Holding in BRGAAP for the translation of foreign subsidiaries and unconsolidated companies abroad is similar to the requirements of IAS 21, except that the differences arising from the translation process are recorded in the statement of income. Accordingly, under BRGAAP, there is no specific reserve in stockholders’ equity where cumulative gains or losses arising from the translation of foreign subsidiaries and unconsolidated companies are recognized.

Under IFRS, the differences on translation of foreign subsidiaries and unconsolidated companies that have a functional currency different to the Real are reported in other comprehensive income.

h)	Provision for dividends not yet declared

In accordance with BRGAAP, the year-end financial statements should recognize a liability for dividends proposed by management but not yet approved by the shareholders even if dividends proposed exceed the mandatory minimum dividend established in the by-laws.

In accordance with IAS 10 - “Events After The Balance Sheet Date”, if an entity declares dividends after the balance sheet date, it cannot recognize the amount of these dividends as a liability in year-end financial statements.

In these financial statements, Itaú Unibanco Holding reversed the liability for dividends recognized under BRGAAP that exceeds the mandatory minimum dividends if they had not been declared before the year end.

i)	Other adjustments

Other differences between IFRS and BRGAAP have been recorded, which are not material either individually or in the aggregate.

j)	Income tax and social contribution on IFRS adjustments

IAS 12 requires the recognition of deferred income tax and social contribution for all taxable or deductible temporary differences, except for deferred taxes arising from the initial recognition of goodwill, the initial recognition of an asset or liability in a transaction which is not a business combination, and that at the time of the transaction, affects neither accounting profit nor taxable profit (tax loss) for tax purposes. The adjustments of deferred income tax and social contribution were calculated on IFRS adjustments, when applicable.

NOTE 03 - CASH AND CASH EQUIVALENTS

For purposes of consolidated statements of cash flow, cash and cash equivalents comprise the following items (amounts which maturity terms are equal or less than 90 days):

12/31/2010
Cash and deposits on demand	10,172
Interbank deposits	7,639
Securities purchased under agreements to resell	27,798
Total	45,609

Amounts related to Interbank Deposits and Securities purchased under agreements to resell over 90 days are R$ 7,196 and R$ 60,884, respectively.

NOTE 04 -  CENTRAL BANK COMPULSORY DEPOSITS

The central banks of the countries where Itaú Unibanco Holding operates require financial institutions, including Itaú Unibanco Holding, to deposit certain funds. In the case of Brazil, to purchase and hold Brazilian federal government securities. The following table presents a summary of the compulsory deposits by type and amounts:

12/31/2010
Non-interest bearing deposits	4,742
Interest-bearing	81,034
Total	85,776

NOTE 05 – INTERBANK DEPOSITS AND SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL

	CURRENT	NON CURRENT	12/31/2010
Interbank deposits	14,315	520	14,835
Securities purchased under agreements to resell (*)	82,094	6,588	88,682
Total	96,409	7,108	103,517
(*) Includes R$ 8,670 related to of assets restricted to as collateral.

NOTE 06 – FINANCIAL ASSETS HELD FOR TRADING AND AT FAIR VALUE THROUGH PROFIT OR LOSS

a) Financial assets held for trading recognized at their fair value are presented in the following table:

	12/31/2010
	Cost/ Amortized	Unrealized Income
	Cost	Gain	Loss	Fair Value
Investment funds	1,701	49	(2)	1,748
Brazilian government securities (1a)	86,636	77	(14)	86,699
Brazilian external debt bonds (1b)	653	17	(4)	666
Government securities – abroad (1c)	9,323	38	(8)	9,353
Argentina	295	6	(8)	293
United States	8,682	32	-	8,714
Mexico	29	-	-	29
Russia	45	-	-	45
Chile	248	-	-	248
Uruguay	24	-	-	24
Corporate securities (1d)	16,941	152	(62)	17,031
Shares	3,161	134	(47)	3,248
Securitized real estate loans	587	9	-	596
Bank deposit certificates	8,932	-	-	8,932
Debentures	2,799	1	-	2,800
Eurobonds and other	1,459	8	(15)	1,452
Other	3	-	-	3
TOTAL	115,254	333	(90)	115,497
(1) Assets held for trading pledged in guarantee of funding transactions of financial institutions and clients were: a) R$ 45,672, b) R$ 125; c) R$ 8,592 and d) 11, totaling R$ 54,400.

Gains and loss realized

01/01 to 12/31/2010
Financial assets held for trading
Gain	1,637
Loss	(1,257)
Total	380

The cost or amortized cost and fair value of held for trading financial assets per maturity are as follows:

	12/31/2010
	Cost/ Amortized Cost	Fair Value
Current	58,534	58,705
Without maturity	4,862	4,996
Due within one year	53,672	53,709
Non-current	56,720	56,792
From one to five years	49,392	49,403
From five to ten years	5,134	5,177
After ten years	2,194	2,212
TOTAL	115,254	115,497

Financial assets held for trading include assets with a fair value of R$ 46,321 that belong to investment funds wholly-owned by our subsidiary Itaú Vida e Previdência S.A.. The return of those assets (positive or negative) is fully transferred to customers of our PGBL and VGBL private pension plans whose premiums (less fees charged by us) are used by our subsidiary to purchase quotas of those investment funds.

b)	Financial assets designated at fair value through profit or loss are presented in the following table:

	12/31/2010
	Cost/	Unrealized Income
	Amortized cost	Gain	Loss	Fair Value
Brazilian external debt bonds	297	9	-	306

Gains and loss realized

01/01 to 12/31/2010
Designated at Fair Value Through Profit
Gain	31
Loss	(1)
Total	30

The amortized cost and fair value by maturity of financial assets assigned to fair value through profit or loss were as follows:

	12/31/2010
	Cost/ Amortized cost	Fair Value
Non Current	297	306
After 10 years	297	306

NOTE 07 – DERIVATIVES

We enter into financial derivative instruments with various counterparts to manage our overall exposures and to assist our customers in managing their own exposures.

Futures - Interest rate and foreign currency futures contracts are commitments to buy or sell a financial instrument at a future date, at a contracted price or yield and may be settled in cash or through delivery. The notional amount represents the face value of the underlying instrument. Commodity futures contracts or Financial Instruments  are commitments to buy or sell commodities (mainly gold, coffee and orange juice), at a future date, at a contracted price, which are settled in cash. The notional amount represents the quantity of such commodities multiplied by the future price at the contract date. Daily cash settlements of price movements are made for all instruments.

Forward - Interest forward contracts are agreements to exchange payments on a specified future date, based on a market change in interest rates from trade date to contract settlement date. Foreign exchange forward contracts represent agreements to exchange the currency of one country for the currency of another country at an agreed price, on an agreed settlement date. Forwards contracts are commitments to buy or sell a financial instrument on a future date at a contracted price and are settled in cash.

Swaps - Interest rate and foreign exchange swap contracts are commitments to settle in cash at a future date or dates, based on differentials between specified financial indices (either two different interest rates in a single currency or two different rates each in a different currency), as applied to a notional principal amount. Swap contracts presented in “Other” in the table below correspond substantially to inflation rate swap contracts.

Options - Option contracts give the purchaser, for a fee, the right, but not the obligation, to buy or sell within a limited time a financial instrument including a flow of interests, foreign currencies, commodities, or Financial Instruments at a contracted price that may also be settled in cash, based on differentials between specific indices.

Credit Derivatives – Credit derivatives are instruments which value results to the credit risk associated to the debt issued by a third party (the reference entity), which permits that one party (the purchaser of hedge) transfer the risk to the counterpart (the seller of hedge). The seller of hedge should make payments as set forth in the contract when the reference entity undergoes a credit event, such as bankruptcy, default or debt restructuring. The seller of hedge receives a premium for the hedge, but, on the other hand, assumes the risk of the underlying asset referenced in the contract undergoes a credit event, and the seller would have to make the payment to the purchaser of hedge, which could be a notional amount of the credit derivative.

The total value of margins pledged in guarantee for ITAÚ UNIBANCO HOLDING amounted to R$ 10,364 and was basically composed of government securities.

The following table shows the composition of derivatives per index:

	Memorandum account Notional amount	Balance sheet account receivable / (received)(payable) / paid	Gains / Losses	Fair value
	12/31/2010	12/31/2010	12/31/2010	12/31/2010
Futures contracts	292,049	5	(60)	(55)
Purchase commitments	127,499	(1)	174	173
Foreign currency	8,128	(1)	1	-
Interbank market	98,353	-	45	45
Indices	19,288	-	95	95
Securities	1,645	-	-	-
Commodities	84	-	33	33
Other	1	-	-	-
Commitments to sell	164,550	6	(234)	(228)
Foreign currency	13,057	6	(20)	(14)
Interbank market	113,173	-	(45)	(45)
Indices	32,033	-	(127)	(127)
Securities	4,230	-	-	-
Commodities	2,048	-	(42)	(42)
Other	9	-	-	-
Swap contracts		344	580	924
Asset position	68,839	2,160	777	2,937
Foreign currency	7,330	(292)	238	(54)
Interbank market	34,370	1,299	161	1,460
Fixed rate	9,277	326	140	466
Floating rate	865	2	18	20
Indices	16,745	819	218	1,037
Securities	32	3	-	3
Commodities	219	3	2	5
Other	1	-	-	-
Liability position	68,495	(1,816)	(197)	(2,013)
Foreign currency	14,609	(310)	(17)	(327)
Interbank market	19,443	(358)	138	(220)
Fixed rate	7,835	(256)	(133)	(389)
Floating rate	3,272	(2)	(1)	(3)
Indices	23,122	(865)	(181)	(1,046)
Securities	29	(1)	-	(1)
Commodities	178	(24)	(3)	(27)
Other	7	-	-	-
Option contracts	2,330,950	(570)	235	(335)
Purchase commitments – long position	695,908	1,182	(108)	1,074
Foreign currency	24,905	414	(104)	310
Interbank market	530,428	468	2	470
Floating rate	314	2	-	2
Indices	138,085	182	(53)	129
Securities	1,534	86	27	113
Commodities	642	30	20	50
Commitments to sell – long position	526,323	625	53	678
Foreign currency	12,295	339	142	481
Interbank market	404,532	128	(28)	100
Floating rate	282	-	-	-
Indices	107,034	109	(48)	61
Securities	1,625	40	(6)	34
Commodities	555	9	(7)	2
Purchase commitments – short position	527,731	(1,587)	342	(1,245)
Foreign currency	26,547	(802)	341	(461)
Interbank market	376,482	(256)	(7)	(263)
Indices	123,221	(449)	50	(399)
Securities	864	(49)	(27)	(76)
Commodities	617	(31)	(15)	(46)
Commitments to sell – short position	580,988	(790)	(52)	(842)
Foreign currency	16,715	(451)	(95)	(546)
Interbank market	444,963	(196)	3	(193)
Indices	118,333	(71)	22	(49)
Securities	825	(58)	7	(51)
Commodities	152	(14)	11	(3)
Forward contracts	1,445	1,432	(27)	1,405
Purchases receivable	21	57	29	86
Interbank market	-	36	-	36
Floating rate	21	21	29	50
Purchases payable – Floating rate	-	(21)	(29)	(50)
Sales receivable	1,424	1,397	1	1,398
Indices	4	4	-	4
Securities	1,419	1,392	1	1,393
Commodities	1	1	-	1
Sales deliverable – Floating rate	-	(1)	(28)	(29)

	Memorandum account Notional amount	Balance sheet account receivable/ (received)(payable)/ paid	Gains / Losses	Fair value
	12/31/2010	12/31/2010	12/31/2010	12/31/2010
Credit derivatives	6,701	125	7	132
Asset position	2,902	258	3	261
Foreign currency	53	-	1	1
Fixed rate	2,622	258	(2)	256
Securities	227	-	4	4
Liability position	3,799	(133)	4	(129)
Foreign currency	22	-	(1)	(1)
Fixed rate	3,126	(133)	10	(123)
Securities	651	-	(5)	(5)
Forwards operations	36,958	(522)	22	(500)
Asset position	13,832	597	15	612
Foreign currency	13,121	548	8	556
Fixed rate	3	1	-	1
Floating rate	509	8	-	8
Commodities	199	40	7	47
Liability position	23,126	(1,119)	7	(1,112)
Foreign currency	22,759	(1,097)	8	(1,089)
Interbank market	27	(1)	-	(1)
Floating rate	273	(3)	-	(3)
Commodities	67	(18)	(1)	(19)
Swap with target flow		-	-	-
Asset position – Interbank market	6	-	-	-
Liability position – Interbank market	6	-	-	-
Target flow of swap	25	-	-	-
Liability position – Foreign currency	25	-	-	-
Other derivative financial instruments	3,755	626	(91)	535
Asset position	3,395	785	(54)	731
Foreign currency	259	189	5	194
Fixed rate	698	375	2	377
Floating rate	-	-	(3)	(3)
Securities	2,438	221	(58)	163
Liability position	360	(159)	(37)	(196)
Foreign currency	360	(159)	(24)	(183)
Índices	-	-	(13)	(13)
ASSETS		7,061	716	7,777
LIABILITIES		(5,621)	(50)	(5,671)
TOTAL		1,440	666	2,106

Derivative contracts mature as follows (in days):
Clearing	0 – 30	31 - 180	181 - 365	Over 365	12/31/2010
Futures	108,359	64,874	49,747	69,069	292,049
Swaps	5,318	16,169	8,225	36,967	66,679
Options	1,292,156	439,940	506,039	92,815	2,330,950
Forwards	274	1,143	28	-	1,445
Credit derivatives	-	1,011	592	5,098	6,701
Forwards	13,658	13,233	6,051	4,016	36,958
Swaps with target flow	-	-	6	-	6
Target flow of swap	6	16	3	-	25
Other	105	927	405	2,318	3,755

See below the composition of the Derivative (assets and liabilities) by type of instrument, stated at cost, market value and per maturity term.

	12/31/2010
	Balance sheet account received paid	Gains / Losses	Fair value	%	0-30	31-90	91-180	181-365	366-720	Over 720
ASSETS
Option premiums	1,807	(55)	1,752	22.5	213	230	222	405	106	576
BM&F Bovespa	1,426	(121)	1,305	16.7	746	72	123	287	77	-
Financial institutions	305	59	364	4.7	24	116	90	106	22	6
Companies	76	7	83	1.1	(557)	42	9	12	7	570
Forwards	1,454	30	1,484	19.1	323	1,071	64	26	-	-
BM&F Bovespa	1,397	1	1,398	18.0	251	1,059	62	26	-	-
Financial institutions	57	29	86	1.1	72	12	2	-	-	-
Swaps - Adjustment receivable	2,160	777	2,937	37.8	286	249	191	655	621	935
BM&F Bovespa	215	56	271	3.5	5	8	14	55	63	126
Financial institutions	322	119	441	5.7	167	44	3	73	21	133
Companies	1,607	596	2,203	28.3	112	193	163	524	536	675
Individuals	16	6	22	0.3	2	4	11	3	1	1
Credit derivatives	258	3	261	3.4	-	22	1	2	1	235
Financial institutions	67	10	77	1.0	-	22	1	1	1	52
Companies	191	(7)	184	2.4	-	-	-	1	-	183
Forwards	597	15	612	7.8	273	128	96	96	13	6
Financial institutions	150	1	151	1.9	64	39	21	19	4	4
Companies	445	15	460	5.9	209	88	75	77	9	2
Individuals	2	(1)	1	-	-	1	-	-	-	-
Other	785	(54)	731	9.4	50	326	-	130	12	213
Financial institutions	783	(59)	724	9.3	50	326	-	130	5	213
Companies	2	5	7	0.1	-	-	-	-	7	-
Total (*)	7,061	716	7,777	100.0	1,145	2,026	574	1,314	753	1,965
% per maturity term					14.7%	26.1%	7.4%	16.9%	9.7%	25.3%
(*) Of the total asset portfolio of Derivative Financial Instruments, R$ 5,059 refers to current and R$ 2,718 to non-current.

	12/31/2010
	Balance sheet account payable paid	Gains and Losses	Fair value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days
LIABILITIES
Futures	5	(60)	(55)	0.9	(22)	(52)	(12)	12	16	3
BM&F Bovespa	-	(59)	(59)	1.0	(25)	(50)	(14)	11	16	3
Companies	5	(1)	4	(0.1)	3	(2)	2	1	-	-
Option premiums	(2,377)	290	(2,087)	36.8	(812)	(414)	(231)	(413)	(207)	(10)
BM&F Bovespa	(1,912)	235	(1,677)	29.6	(756)	(298)	(108)	(349)	(163)	(3)
Financial institutions	(390)	91	(299)	5.3	(17)	(93)	(114)	(45)	(27)	(3)
Companies	(74)	(36)	(110)	1.9	(39)	(23)	(8)	(19)	(17)	(4)
Individuals	(1)	-	(1)	-	-	-	(1)	-	-	-
Forwards	(22)	(57)	(79)	1.4	(50)	-	-	-	-	(29)
Financial institutions	(21)	(29)	(50)	0.9	(50)	-	-	-	-	-
Companies	(1)	(28)	(29)	0.5	-	-	-	-	-	(29)
Swaps – difference payable	(1,816)	(197)	(2,013)	35.4	(92)	(96)	(139)	(598)	(442)	(646)
BM&F Bovespa	(321)	(67)	(388)	6.8	(6)	(9)	(40)	(60)	(112)	(161)
Financial institutions	(190)	(206)	(396)	7.0	(14)	(29)	(3)	(149)	(26)	(175)
Companies	(1,249)	79	(1,170)	20.6	(70)	(50)	(73)	(364)	(303)	(310)
Individuals	(56)	(3)	(59)	1.0	(2)	(8)	(23)	(25)	(1)	-
Credit derivatives	(133)	4	(129)	2.3	(7)	(6)	(2)	(3)	(8)	(103)
Financial institutions	(133)	7	(126)	2.2	(7)	(6)	(2)	(2)	(8)	(101)
Companies	-	(3)	(3)	0.1	-	-	-	(1)	-	(2)
Forwards	(1,119)	7	(1,112)	19.6	(176)	(267)	(205)	(317)	(87)	(60)
Financial institutions	(624)	(5)	(629)	11.1	(88)	(201)	(106)	(138)	(46)	(50)
Companies	(494)	12	(482)	8.5	(88)	(66)	(99)	(179)	(41)	(9)
Individuals	(1)	-	(1)	-	-	-	-	-	-	(1)
Other	(159)	(37)	(196)	3.6	46	(2)	3	(89)	(15)	(139)
Financial institutions	(153)	(20)	(173)	3.1	-	-	-	(87)	-	(86)
Companies	(6)	(17)	(23)	0.5	46	(2)	3	(2)	(15)	(53)
Total (*)	(5,621)	(50)	(5,671)	100.0	(1,113)	(837)	(586)	(1,408)	(743)	(984)
% per maturity term					19.6%	14.8%	10.3%	24.8%	13.1%	17.4%
(*) Of the total liability portfolio of Derivative Financial Instruments, R$ (3,944) refers to current and R$ (1,727) to non-current.

Realized and unrealized gains and Losses  in the Portfolio of Derivatives

01/01 to 12/31/2010
Swap	13
Forwards	137
Futures	1,415
Options	924
Credit derivatives	87
Other	(274)
Total	2,302

a) Information on credit derivatives

Itaú Unibanco Holding buys and sells credit protection mainly related to securities of the Brazilian government and securities of Brazilian listed companies in order to meet the needs of its clients.  When we sell credit protection, the exposure for a given reference entity may be partially or totally offset by a credit protection purchase contract of another counterpart for the same reference entity or similar entity. The credit derivatives for which we are protection sellers are credit default swaps, total return swaps and credit-linked notes. At December 31, 2010, Itaú Unibanco Holding did not sell credit protection in the form of credit-linked notes.

Credit Default Swaps – CDS

CDS are credit derivatives in which, upon a credit event related to the reference entity pursuant to the terms of the contract, the protection buyer is entitled to receive, from the protection seller, the amount equivalent to the difference between the face value of the CDS contract and the fair value of the liability on the date the contract was settled, also known as the recovered amount. The protection buyer does not need to hold the debt instrument of the reference entity for it to receive the amounts due pursuant to the CDS contract terms when a credit event occurs

Total Return Swap – TRS

TRS is a transaction in which a party swaps the total return of a reference entity or of a basket of assets for regular cash flows, usually interest and a guarantee against capital loss. In a TRS contract, the parties do not transfer the ownership of the assets.

The table below presents the portfolio of credit derivatives in which we sell protection to third parties, per maturity, and the maximum potential of future payments, gross of any guarantees, as well as its classification per instrument, risk and reference entity.

	Maximum potential of future payments, gross	Before 1 year	From 1 to 3 years	From 3 to 5 years	After 5 years	Fair value at December 31, 2010
By instrument
CDS	3,375	541	1,234	1,184	416	(121)
TRS	424	416	-	8	-	(8)
Total by instrument	3,799	957	1,234	1,192	416	(129)
By risk rating
Investment grade	3,799	957	1,234	1,192	416	(129)
Total by risk	3,799	957	1,234	1,192	416	(129)
By reference entity
Private entities	3,799	957	1,234	1,192	416	(129)
Total by entity	3,799	957	1,234	1,192	416	(129)

We assessed the risk of credit derivative based on the credit ratings attributed to the reference entity, given by independent credit rating agencies Investment grade are those entities which credit risk is rated as Baa3 or higher, as rated by Moody's, and BBB- or higher, according to the ratings of Standard & Poor’s and Fitch Ratings. The maximum potential loss that may be incurred with the credit derivative is based on the notional amount of the derivative. We believe, based on our historical experience, that the amount of the maximum potential loss does not represent the actual level of loss. This is so because should there be an event of loss, the amount of maximum potential loss should be reduced from the notional amount by the recoverable amount.

The credit derivatives which are sold are not covered by guarantees, and during this period, we did not incur any loss related to any credit derivative contracts.

The following table presents the notional amount of purchased credit derivatives which underlying amounts are identical to those for which Itaú Unibanco Holding operates as seller of the hedge:

	12/31/2010
	Notional amount of hedge sold	Notional amount of hedge purchased with identical underlying amount	Net position
CDS	(3,375)	2,902	(473)
TRS	(424)	-	(424)
Total	(3,799)	2,902	(897)

NOTE 08 – HEDGE ACCOUNTING

Hedge accounting varies depending on the nature of the hedged item and the nature of the transaction. Derivatives may qualify for hedging instrument for accounting purposes if they are designated as hedging instruments under fair value hedges, cash flow hedges or a hedge of net investment.

To hedge the variability of future cash flows of interest payments, Itaú Unibanco Holding uses DI Futures contracts exchange-traded at BM&F BOVESPA with respect to certain real-denominated variable-interest liabilities and interest rate swaps with respect to US dollar-denominated redeemable preferred shares issued by one of our subsidiaries.

Under DI Futures contract, a net payment (receipt) is made for the difference between an amount computed as the notional amount multiplied by the CDI rate (the rate for inter-bank certificates of deposit in the Brazilian market) and an amount computed as the notional amount multiplied by a fixed rate. Under an interest rate swap a net payment (receipt) is made for the difference between an amount computed as the notional amount multiplied by the LIBOR rate and the an amount computed as the notional amount multiplied by a fixed rate.

Our cash flow hedge strategies consist of the hedge of the exposure to the variability in cash flows on interest payments that are attributable to changes in interest rates with respect to recognized liabilities.

Itaú Unibanco has applied cash flow hedge strategies as follows:

•	Hedge of time deposits and repurchase agreements: Hedge of the variability in the cash flow of interest payments resulting from changes in the CDI interest rate;
•	Hedge of redeemable preferred shares : Hedge of the variability in the cash flow of interest payments resulting from changes in the LIBOR interest rate;
•	Hedge of subordinated CDB: Hedge of the variability in the cash flow of interest payments resulting from changes in the CDI interest rate.

To evaluate the effectiveness and to measure the ineffectiveness of such strategies, Itaú Unibanco Holding uses the hypothetical derivative method. The hypothetical derivative method is based on a comparison of the change in the fair value of a hypothetical derivative with terms identical to the critical terms of the variable-rate liability, and this change in the fair value of the hypothetical derivative is considered a proxy of the present value of the cumulative change in the future cash flow expected for the hedged liability.

The hedge relationships were designated in 2008 (Hedge of subordinated CDB), 2009 ( Hedge of redeemable preferred shares) and 2010 ( Hedge of CDI real-denominated deposits and repurchase agreements) and the derivatives fall due between 2012 and 2015 which is the period where the cash flow payments are expected to occur and affect the income statement.

Derivatives in relationships of cash flow hedge	Other Gain or (loss) recognized in Other Comprehensive Income in Cash Flow Hedge (effective portion) – in millions of R$	Line Item where the ineffective portion is recognized in the statement of income	Gain or (loss) recognized in Income Statement derivatives (ineffective portion) – in millions of R$ (*)
Futures of interest rate	8	Net Gain (loss) from financial assets and liabilities	1
Interest rate swap	(20)	Net Gain (loss) from financial assets and liabilities	-
(*) At December 31, 2010, the gain or loss related to the cash flow hedge expected to be reclassified from Comprehensive Income to Income in the following 12 months is R$ 1.

The following table presents for each strategy the notional amount and fair value of the derivatives and the carrying amount of the hedged item as of December 31, 2010

	Derivative instruments		Hedged item
Strategy	Notional amount	Fair value	Carrying amount

Hedge of time deposits and repurchase agreements:	9,092	(10)	9,117
Hedge of redeemable preferred shares	655	(27)	655
Hedge of subordinated CDB	350	-	419

NOTE 09 – AVAILABLE-FOR-SALE FINANCIAL ASSETS

The fair values and corresponding cost or amortized cost of available-for-sale financial assets are as follows:

	12/31/2010
	Cost/ Amortized	Unrealized Income
	cost	Gain	Loss	Fair value
Investment funds	756	14	-	770
Brazilian government securities (1a)	9,949	130	-	10,079
Brazilian external debt bonds (1b)	4,584	181	(45)	4,720
Government securities – abroad (1c)	4,736	4	(181)	4,559
United States	679	-	-	679
Denmark	2,108	-	(92)	2,016
Spain	777	-	(43)	734
Korea	262	-	(26)	236
Chile	454	1	(2)	453
Paraguay	272	2	(18)	256
Uruguay	184	1	-	185
Corporate securities (1d)	23,224	1,734	(547)	24,411
Shares	4,248	1,395	(519)	5,124
Securitized real estate loans	6,799	190	(14)	6,975
Bank deposit certificates	559	-	-	559
Debentures	6,597	40	(3)	6,634
Eurobonds and other	3,745	109	(11)	3,843
Promissory notes	1,265	-	-	1,265
Other	11	-	-	11
TOTAL	43,249	2,063	(773)	44,539
(1) Available-for-sale assets pledged as collateral of Funding of Financial Institutions and Clients were: a) R$ 3,396; b) R$ 3,267; c) R$ 14 and d) R$ 2,149, which totals R$ 8,826.

Gain and loss realized

01/01 to 12/31/2010
Available-for-sale financial assets
Gain	245
Loss	(79)
Total	166

The cost or amortized cost and fair value of available-for-sale financial assets per maturity are as follows:

	12/31/2010
	Cost/ Amortized Cost	Fair Value
Current	18,783	19,566
Without maturity	5,004	5,894
Due within one year	13,779	13,672
Non-current	24,466	24,973
From one to five years	12,060	12,228
From five to ten years	7,281	7,400
After ten years	5,125	5,345
Total	43,249	44,539

During the period ended December 31, 2010, there were no impairment losses recognized with respect to available-for-sale financial assets.

NOTE 10 - HELD-TO-MATURITY INVESTMENTS

The amortized cost corresponding of held-to-maturity investments are as follows:

12/31/2010
Amortized cost
Brazilian government securities	2,764
Brazilian external debt bonds	226
Government securities - abroad	16
Corporate securities (*)	164
Debentures	30
Eurobonds and other	130
Securitized real estate loans	4
Total	3,170
(*) Held-to-maturity investments pledged in as collateral of funding transactions of financial institutions and clients amounted to R$ 268.

The amortized cost corresponding of held-to-maturity investments by maturity are as follows:

12/31/2010
Amortized cost
Current	284
Due within one year	284
Non-current	2,886
From one to five years	344
From five to ten years	77
After ten years	2,465
Total	3,170

During the period ended December 31, 2010, there were no impairment losses recognized with respect to held-to maturity investments.

NOTE 11 – LOAN OPERATIONS

a)	Loans operations

Below is the composition of balances of loans and advances to clients by type, sector of debtor, maturity and concentration:

Loans and advances to clients, by type	12/31/2010
Loans and discounted trade receivables	121,398
Financing	76,988
Farming and agribusiness financing	5,425
Real estate financing	16,318
Lease operations	38,284
Credit card operations	34,259
Advance on exchange contracts	2,738
Loans and advances to clients	77
Total loans and advances to clients, gross of provision for impairment	295,487
Provision for impairment	19,994

Total loans and advances to clients, net of provision for impairment	275,493

By business sector of debtor	12/31/2010
Public sector	1,138
Industry and commerce	84,997
Services	60,295
Primary sector	13,933
Other sectors	2,185
Individuals	132,939
Total loans and advances to clients, gross of provision for impairment	295,487

By maturity	12/31/2010
Overdue as from 1 day	12,229
Falling due in up to 3 months	82,609
Falling due in more than 3 months but less than one year	77,354
Falling due after one year	123,295
Total loans and advances to clients, gross of provision for impairment	295,487

By concentration	12/31/2010
Largest debtor	1,620
10 largest debtors	11,313
20 largest debtors	18,313
50 largest debtors	31,831
100 largest debtors	42,949

b)	Allowance for loan losses

The variations in the Allowance for Loan Losses are shown in the following table:

12/31/2010
Opening balance	20,245
Net increase for the year	15,548
Write-down	(15,799)
Closing balance	19,994

The composition of the Allowance for Loan Losses by Sector of our clients is shown in the following table:

By debt sector	12/31/2010
Public sector	16
Industry and commerce	5,658
Services	3,020
Primary sector	318
Other sectors	123
Individuals	10,859
Total provision for impairment	19,994

Itaú Unibanco assesses the objective evidence of the Provision for Impairment in loans and advances on an individual basis for financial assets that are individually significant, and in aggregate for financial assets that are not individually significant (Note 2.4f VIII).

The composition of Allowance for Loan Losses by type of assessment of objective evidence of loss is shown in the following table:

12/31/2010
Total found in the test on individual items	375
Total found in the test on the aggregate basis	19,619

c)	Lease operations

Below is the analysis of the minimum present value receivable from financial leases by maturity:

	12/31/2010
	Minimum future	Future Financial	Present
	payments	income	value
Current	19,462	(2,047)	17,415
Up to 1 year	19,462	(2,047)	17,415
Non-current	29,748	(8,879)	20,869
Between 1 and 5 years	28,793	(8,693)	20,100
Over 5 years	955	(186)	769
Total	49,210	(10,926)	38,284

NOTE 12 – INVESTMENTS IN UNCONSOLIDATED COMPANIES

a) Composition

	Interest (%) at 12/31/2010		12/31/2010
	Total	Voting	Stockholders’ equity	Net income	Investment	Share of income	Market (c)

Porto Seguro Itaú Unibanco Participações S.A.(a)	42.93	42.93	2,494	343	1,967	107	2,782
Banco BPI S.A. (b)	19.04	19.04	3,584	394	682	75	524
Serasa S.A.	16.14	16.14	1,585	405	256	65	-
Other (c)	-	-	-	-	42	35	-
Total	-	-	-	-	2,947	282	-
(a) For purposes of market value, the quotation of Porto Seguros S.A. shares was taken into account. The investment included the amount of R$ 896 at December 31, 2010 that corresponds to the difference between the share in the net assets of Porto Seguro Itaú Unibanco Participações S.A. and the investment cost.
(b) Banco BPI S.A. is an investee of IPI - Itausa Investimentos Ltda ("IPI"). Itaúsa Export S.A. holds 51.00% of IPI shares, and the remaining 49.00% is held by subsidiaries of Itaú Unibanco Holding. Itau Unibanco holding S.A., in accordance with its accounting policy, conducted an impairment test on its investments in BPI. The recoverable amount was consedered to be the value in use of the investment. In order to measure the value in use, generally accepted methods such as the sustainable ROE model were used to estimate the present value of expected dividends to be received and concluded that it is not necessary to recognize any impairment of this investment.
(c) Includes interest in total and voting capital of the following companies: Bracor Investimentos Imobiliários S.A. (17.72% total and voting capital), Compañia Uruguaya de Medios de Procesamiento S.A. (25.37% total and voting capital); Estrutura Brasileira de Projetos S.A. (11.11% total and voting capital), Latosol Empreendimentos e Participação Ltda (32.11% total and voting capital) and Tecnologia Bancária S.A. (14.86% total capital and 24.81% voting capital).

b)	Other Information

The table below shows the summary of financial information of the investees by the equity method of accounting, on an aggregate basis.

12/31/2010
Total assets	118,236
Total liabilities	112,409
Total income	16,301
Total expense	(15,039)

The investees do not have contingent liabilities to which Itaú Unibanco Holding is significantly exposed.

NOTE 13 – LEASE COMMITMENTS – LESSEE

a)	Finance lease

Itaú Unibanco Holding is the lessee in contracts of finance lease of data processing equipment, with the option for purchase or extension, without contingent rental payments or imposed restrictions. The carrying amount of these assets is R$ 210 at December 31, 2010.

The table below shows the total future minimum payments in:

12/31/2010
Current - Up to 1 year	129
Non-current - From 1 to 5 years	83
Total future minimum payment	212
Unappropriated income	(2)
Present value	210

b)	Operating lease

Itaú Unibanco Holding leases many properties, for use in its operations, under standard real estate leases that normally can be cancelled at its option and include renewal options and escalations clauses. No lease agreement imposes any restriction on our ability to pay dividends, engage in debt or equity financing transactions, or enter into further lease agreements.

Minimum payments of services provided by third parties and rents according to operating and capital lease agreements which initial and remaining lease terms cannot be cancelled for over one year as of December 31, 2010 are as follows.

12/31/2010
Current	823
Up to 1 year	823
Non-current	3,311
From 1 to 5 years	2,571
Over 5 years	740
Total future minimum payment	4,134

NOTE 14 – FIXED ASSETS

		Balance at 01/01/2010			Changes				Balance at 12/31/2010
REAL ESTATE IN USE	Annual depreciation rates (%)	Cost	Accumulated depreciation	Net book value	Acquisitions	Disposals	Depreciation expense	Other	Cost	Accumulated depreciation	Net book value

REAL ESTATE IN USE		4,234	(1,908)	2,326	433	(11)	(310)	31	4,475	(2,006)	2,469
Land	-	959	-	959	90	(3)	-	(1)	1,045	-	1,045
Buildings	4	2,198	(1,423)	775	118	(6)	(102)	14	2,321	(1,522)	799
Improvements	10	1,077	(485)	592	225	(2)	(208)	18	1,109	(484)	625
OTHER FIXED ASSETS		5,913	(4,061)	1,852	1,491	(66)	(856)	(88)	6,909	(4,576)	2,333
Installations	10 to 20	621	(310)	311	145	-	(191)	2	770	(503)	267
Furniture and equipment	10 to 20	768	(380)	388	275	(3)	(49)	(179)	862	(430)	432
EDP systems (*)	20 to 50	4,015	(3,064)	951	954	(60)	(570)	130	4,747	(3,342)	1,405
Other	10 to 20	509	(307)	202	117	(3)	(46)	(41)	530	(301)	229
TOTAL FIXED ASSETS		10,147	(5,969)	4,178	1,924	(77)	(1,166)	(57)	11,384	(6,582)	4,802
(*) Includes lease contracts, mainly related to data processing equipment, which are accounted for as lease operations. The asset and the liability are recognized in the Consolidated Financial Statements. The asset is depreciated using the straight-line method over the estimated useful life. These contracts amount to R$ 154 at December 31, 2010.

NOTE 15 – INTANGIBLE ASSETS

		01/01/2010			Changes					12/31/2010
INTANGIBLE ASSETS	Annual amortization rates (%)	Cost	Accumulated amortization	Residual value	Purchases	Terminated Agreements	Amortization expense	Impairment	Other	Cost	Accumulated amortization	Residual value

Acquisition of rights to credit payroll	(*)	2,598	(914)	1,684	182	(70)	(649)	(17)	-	2,431	(1,301)	1,130
Other intangible assets		2,833	(794)	2,039	445	(19)	(374)	(4)	27	3,084	(970)	2,114
Rights for the promotion and offer of financial products and services	(*)	1,404	(16)	1,388	240	(19)	(179)	(4)	-	1,486	(60)	1,426
Expenditures on acquisition of software	20	1,173	(716)	457	205	-	(165)	-	35	1,327	(795)	532
Right to manage investment funds	10 to 20	245	(54)	191	-	-	(29)	-	(7)	262	(107)	155
Other intangible assets	10	11	(8)	3	-	-	(1)	-	(1)	9	(8)	1
INTANGIBLE ASSETS		5,431	(1,708)	3,723	627	(89)	(1,023)	(21)	27	5,515	(2,271)	3,244
(*) The amortization term  is based on the agreement term.

NOTE 16 – DEPOSITS

The table below shows the breakdown of Deposits:

	CURRENT	NON CURRENT	12/31/2010
Interest-bearing deposits	114,017	63,134	177,151
Time deposits	53,522	62,894	116,416
Interbank deposits	1,689	240	1,929
Investment deposits	906	-	906
Savings deposits	57,900	-	57,900
Non-interest-bearing deposits	25,537	-	25,537
Demand deposits	25,349	-	25,349
Other deposits	188	-	188
Total	139,554	63,134	202,688

NOTE 17 – FINANCIAL LIABILITIES HELD FOR TRADING

Financial liabilities held for trading are presented in the following table:

12/31/2010
CURRENT
Financial liabilities held for trading
Structured notes	1,335
Total	1,335

At December 31, 2010, the amount of changes in Financial Liabilities Held for Trading was R$ (47) above the contractual amount to maturity.

The effect of the credit risk of these instruments is not significant at 12/31/2010.

NOTE 18 – MONEY MARKET, INTERBANK AND INSTITUTIONAL FUNDS

a)	Securities sold under repurchase agreements and Interbank Markets

The table below shows the breakdown of funds:

	12/31/2010
	Current	Non Current	Total
Securities sold under repurchase agreements	122,445	77,212	199,657
Interbank	32,551	30,048	62,599
Mortgage Notes	48	254	302
Real Estate Credit Bills	8,259	477	8,736
Bills of Credit of Agribusiness	2,660	114	2,774
Financial Treasury Bills	-	2,466	2,466
Import and Export Financing	11,815	3,640	15,455
On lending - domestic	9,769	21,920	31,689
Other	-	1,177	1,177

Funding for import and export financing represent credit facilities available for financing of import and export of Brazilian companies, in general denominated in foreign currency. The interest rate for each one of the operations (p.a.) is presented in the table below:

	Brazil	Foreign
Securities sold under repurchase agreements	70% CDI to 15,57%	0,15% to 1,25%
Mortgage Notes	-	2,70% to 7,52%
Real Estate Credit Bills	80% to 100,00% CDI	-
Bills of Credit of Agribusiness	20% to 94% CDI	-
Import and Export Financing	0,40%+LIBOR to 2,94%+LIBOR	0,87% to 12,75%
On lending - domestic	0% to 15%	-

In "Securities sold under repurchase agreements”, we present our liabilities in transactions in which we sold in cash to clients  debt securities issued by our consolidated subsidiaries previously held in treasury, and we undertook to repurchase them at any time after the sale up to a repurchase deadline, on which they must be repurchased by us. The repurchase price is computed as the price paid on the sale date plus interest at rates ranging from 70% CDI and 15.57% of CDI rate (Interbank Deposit Certificate). The deadline for repurchase expires in January 2027.

b)	Institutional Markets

The table below presents the breakdown of funds for Institutional Markets:

	12/31/2010
	Current	Non Current	Total
Subordinated debt	979	33,508	34,487
Liabilities for issue of debentures	293	1,091	1,384
Foreign borrowings and securities	2,659	5,983	8,642
Total	3,931	40,582	44,513

	Brazil	Foreign
Subordinated debt	100% IPCA+ 6,95% to IGPM + 7,35%	3,04% to 10%
Liabilities for issue of debentures	101% to 108% CDI	-
Foreign borrowings and securities	1,49% to 9,5%	1,35% to 26,57%

IGPM and IPCA are inflation rates.

NOTE 19 - OTHER ASSETS AND LIABILITIES

a)	Other Assets

12/31/2010
Financial	40,733
Receivables from credit card issuers	18,062
Insurance and reinsurance operations	3,092
Deposits in guarantee of provision for contingent liabilities (Note 31)	11,025
Deposits for foreign fund raising program	1,874
Negotiation and intermediation of securities	3,079
Receivables from reimbursement of contingent liabilities (Note 31c)	1,784
Receivables from services provided	1,141
Amounts Receivable from FCVS – Salary Variations Compensation Fund	577
Operations without credit granting characteristics	99
Non Financial	5,539
Prepaid expenses	2,014
Retirement Plan Assets (Notes 28b and c)	1,536
Sundry domestic	1,298
Sundry foreign	88
Other	603

b)	Other liabilities

12/31/2010
Financial	41,012
Payable to merchants for credit card purchases	37,308
Foreign exchange portfolio	320
Negotiation and intermediation of securities	3,099
Financial leases (Note 13a)	210
Funds from consortia participants	75
Non Financial	16,022
Sundry creditors - local	848
Funds in transit	5,130
Provision for sundry payments	2,306
Social and statutory	3,156
Related to insurance operations	753
Liabilities for official agreements and rendering of payment services	735
Provision for Retirement Plan Benefits (Note 28b and d)	228
Personnel provision	1,040
Provision for health insurance	606
Deferred income	307
Other	913

c)	Other Assets and Other Liabilities segregated into Current and Non-Current

	Current	Non-current
Other financial assets	27,347	13,386
Other non financial assets	3,197	2,342
Other financial liabilities	40,904	108
Other non financial liabilities	15,794	228

NOTE 20 – STOCKHOLDERS’ EQUITY

a)	Capital

Capital comprises 4,570,936,219 book-entry shares with no par value, of which 2,289,286,475 are common and 2,281,649,744 are preferred shares without voting rights, preferred shares have tag-along rights, in the event of a change in control, at a price equal to 80% of the amount paid per share paid for the controlling common shares. Capital stock amounts to R$ 45,000, of which R$ 31,547 refers to stockholders domiciled in Brazil and R$ 13,453 refers to stockholders domiciled abroad.

The table below shows the breakdown and change in shares of paid-in capital and reconciliation of balances at the beginning and end of the period:

	Number
	Common	Preferred	Total	Amount
Residents in Brazil	2,286,135,621	918,287,035	3,204,422,656
Residents abroad	3,150,854	1,363,362,709	1,366,513,563
Shares of capital stock at 12/31/2010	2,289,286,475	2,281,649,744	4,570,936,219
Treasury shares at 01/01/2010 (*)	2,202	43,588,307	43,590,509	(1,031)
Disposals – Stock option plan		(17,022,292)	(17,022,292)	403
Treasury shares at 12/31/2010 (*)	2,202	26,566,015	26,568,217	(628)
Outstanding shares at 12/31/2010	2,289,284,273	2,255,083,729	4,544,368,002

(*) Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury for subsequent cancellation or replacement in the market.

Cost/Market value	Common	Preferred
Treasury shares
Average cost	9.65	23.66
Market value as of 12/31/2010	31.00	39.79

b)	Dividends

Stockholders are entitled to an annual mandatory dividend of not less than 25% of adjusted profit, pursuant to the provisions of the Brazilian Corporate Law. Both types of shares participate equally, after common shares have received dividends equal to the annual minimum priority dividend of R$ 0.022 per share to be paid to preferred shares.

The calculation of the monthly advance of mandatory minimum dividend is based on the share position on the last day of the prior month, taking into consideration that the payment is made on the first business day of the subsequent month, in the amount of R$ 0.012 per share. The value per share was maintained according to resolution adopted at the A/ESM held on April 24, 2009. In the period, R$ 3,176 – R$ 1, 2482 per shares was credited to stockholders. In accordance with IAS 1 and IAS 10, the dividends and interest on capital proposed above the mandatory minimum at 25% of net income, before being approved by stakeholders in a stakeholder’s meeting, are not provided for and total R$ 1,306 – R$ 0.2875 per share.

c)	Additional paid-in capital

Additional paid-in capital corresponds to: (i) the difference between the sell price of treasury shares and the average cost of such shares e (ii) the compensation expenses recognized according to the stock option plan.

d)	Appropriated reserves

12/31/2010
CAPITAL RESERVES (1)	285
REVENUE RESERVES	16,619
Legal (2)	3,254
Statutory	13,365
Dividends equalization (3)	3,403
Working capital increase (4)	3,963
Increase in capital of investees (5)	5,999
Total Reserves at Subsidiary	16,904
(1)	Refers to amounts received by the company that were not included in the statement of income, since they do not refer to compensation for provision of goods or services by the company;
(2)	Legal Reserve – its purpose is to increase the company’s capital or to absorb losses, but it cannot be distributed as dividends;
(3)	Reserve for Dividends Equalization – its purpose is to guarantee funds for the payment or advances of dividends, including interest on capital, to maintain the flow of the stockholders’ compensation;
(4)	Reserve for Working Capital increase – its purpose is to guarantee funds for the company’s operations;
(5)	Reserve for Increase in Capital of Investees – its purpose is to guarantee the preemptive right in the capital increases of investees;

e)	Unappropriated reserves

Refers to balance of  profit remaining after the distribution of dividends and appropriations for statutory reserves in the legal records of Itaú Unibanco Holding.

NOTE 21 – STOCK OPTION PLAN

a)	Purpose and Guidelines of the Plan

The Group has a stock option plan for its executives. These plans aims at involving the management members in the medium and long-term corporate development process, by granting simple stock options or bonus options, personal, not pledged or transferable, which entitle to the subscription of one authorized capital share or, at the discretion of the management, one treasury share which has been acquired for replacement purposes.

Such options may only be granted in years in which there are sufficient profits to enable the distribution of mandatory dividends to stockholders and at a quantity that does not exceed the limit of 0.5% of the total shares held by the stockholders at the base date of the year-end balance sheet. The ITAÚ UNIBANCO HOLDING’s Personnel Committee is responsible for defining the quantity, the proportional counterparty in bonus options, the beneficiaries, the type of option, the life of the option under each series, and the vesting and blackout periods for exercising the options. The executive officers and Board of Directors members of ITAÚ UNIBANCO HOLDING and of its subsidiaries and employees may participate in this program, based on assessment of potential and performance.

ITAÚ UNIBANCO HOLDING settles the benefits under this PLAN by delivering its own shares, which are held in treasury until the effective exercise of the options by the beneficiaries.

b)	Characteristics of the Programs

I – Simple Options

Prior Programs

Before the merger, Itaú and Unibanco had Stock Option Plans (Prior Programs).  For eligible beneficiaries of the Program, simple options are granted, dependent upon the individual employee performance.  The exercise price is calculated based on the average prices of preferred shares at the BM&FBOVESPA trading sessions over the period of at least one (1) and at the most  three (3) months prior to the option issue date; alternatively, subject to the positive or negative adjustment of up to 20%, and restated until the last business day of the month prior to the option exercise date based either on the IGP-M or IPCA, in its absence, based on the index determined by the Committee. Options are no longer granted under this model.

Post-Merger Program

For eligible beneficiaries of the Program, simple options are granted, dependent upon the individual employee performance. The exercise price is calculated based on the average prices of preferred shares at the BM&FBOVESPA trading sessions over the period of at least one (1) and at most (3) months related to the last exercise months to which the options refer. The exercise price is adjusted based on the IGPM or in its absence, based on the index determined by the committee.

The vesting period is from one (1) to seven (7) years, counted from the issue date.

II – Partners Plan

Executives selected to participate in the program may invest a percentage of their bonus to acquire shares or they have the right to receive shares (“Share-Based Instrument”). Title to the shares acquired, as well as the Share-Based Instruments should be held by the executives for a period of 3 to 5 years and they are subject to market fluctuation. At the times they acquire own shares and/or Share-Based Instruments, bonus options are granted in accordance with the classification of executives. Vesting periods of bonus options or Share-Based Instruments is from 1 to 5 years. Share-Based Instruments and bonus options are converted into own shares of ITAÚ UNIBANCO HOLDING in the ratio of one preferred share for each instrument after the respective vesting period, with no payment of exercise price in cash.

The acquisition price of own shares and Share-Based Instruments is established every six months and it is  equivalent to the average preferred share quotation at the BM&FBOVESPA trading sessions in the 30 days prior to the determination of said price.

Title to the shares received after the vesting period of the Bonus Options should be held for periods from 5 to 8 years, counted from the own shares acquisition date.

Summary of Changes in the Plan

				Restated	Exercised options		Number of shares
Granting		Vesting period	Exercise	exercise	Exercise price	Market value	Prior balance				To be exercised
NO.	Date	until	deadline	price (R$1)	Weighted average	Weighted average	12/31/2009	Granted	Exercised	Forfeited	At 12/31/2010

Simple Options
09th	3/10/2003	12/31/2007	12/31/2010	-	7.85	38.55	570,500	-	570,500	-	-
09th	5/2/2005	12/31/2007	12/31/2010	-	7.85	38.55	6,187	-	6,187	-	-
16th	9/2/2003	9/2/2008	2/25/2010	-	7.77	36.03	38,263	-	38,263	-	-
10th	2/16/2004	12/31/2008	12/31/2011	12.70	12.15	39.34	1,886,792	-	1,173,850	-	712,942
24th	7/19/2004	1/13/2009	5/5/2010	-	12.58	39.59	29,516	-	29,516	-	-
25th	8/4/2004	1/13/2009	5/5/2010	-	6.76	39.65	329,506	-	329,506	-	-
27th	2/1/2005	2/1/2009	5/5/2010	-	15.76	36.97	206,342	-	206,342	-	-
27th	2/1/2005	5/5/2009	1/31/2011	16.38	-	-	12,650	-	-	-	12,650
30th	7/4/2006	7/4/2009	7/3/2010	-	26.73	32.50	52,710	-	52,710	-	-
33rd	8/30/2006	8/30/2009	8/29/2010	-	29.62	38.45	21,084	-	21,084	-	-
29th	9/19/2005	9/19/2009	9/18/2010	-	20.14	38.33	12,650	-	12,650	-	-
11th	2/21/2005	12/31/2009	12/31/2012	17.88	16.69	39.49	7,082,200	-	4,204,600	-	2,877,600
11th	8/1/2005	12/31/2009	12/31/2012	17.88	-	-	27,500	-	-	-	27,500
11th	8/6/2007	12/31/2009	12/31/2012	17.88	-	-	11,357	-	-	-	11,357
27th	2/1/2005	2/1/2010	1/31/2011	16.38	15.76	36.97	1,068,901	-	999,802	52,710	16,389
34th	3/21/2007	3/21/2010	3/20/2011	34.60	-	-	75,901	-	-	-	75,901
35th	3/22/2007	3/22/2010	3/21/2011	34.56	-	-	29,518	-	-	-	29,518
30th	7/4/2006	7/4/2010	7/3/2011	27.42	-	-	52,710	-	-	-	52,710
33rd	8/30/2006	8/30/2010	8/29/2011	-	29.62	38.45	21,084	-	21,084	-	-
29th	9/19/2005	9/19/2010	9/18/2011	20.78	20.14	38.33	25,300	-	12,650	-	12,650
12th	2/21/2006	12/31/2010	12/31/2013	26.60	25.68	39.83	9,579,384	-	1,554,134	-	8,025,250
12th	8/6/2007	12/31/2010	12/31/2013	26.60	-	-	15,867	-	-	-	15,867
16th	8/10/2009	12/31/2010	12/31/2014	30.25	-	-	874,167	-	-	-	874,167
Total options exercisable					16.67	39.08	22,030,089	-	9,232,878	52,710	12,744,501
34th	3/21/2007	3/21/2011	3/20/2012	34.60	-	-	75,901	-	-	-	75,901
35th	3/22/2007	3/22/2011	3/21/2012	34.56	-	-	29,518	-	-	-	29,518
36th	5/14/2008	5/14/2011	5/13/2012	42.99	-	-	25,301	-	-	-	25,301
30th	7/4/2006	7/4/2011	7/3/2012	27.42	-	-	52,707	-	-	-	52,707
33rd	8/30/2006	8/30/2011	8/29/2012	30.37	-	-	21,083	-	-	-	21,083
13th	2/14/2007	12/31/2011	12/31/2014	33.87	31.99	38.98	10,220,925	-	1,660,200	13,750	8,546,975
13th	8/6/2007	12/31/2011	12/31/2014	33.87	-	-	30,649	-	-	-	30,649
13th	10/28/2009	12/31/2011	12/31/2014	33.87	-	-	45,954	-	-	-	45,954
34th	3/21/2007	3/21/2012	3/20/2013	34.60	-	-	75,901	-	-	-	75,901
35th	3/22/2007	3/22/2012	3/21/2013	34.56	-	-	29,514	-	-	-	29,514
36th	5/14/2008	5/14/2012	5/13/2013	42.99	-	-	25,300	-	-	-	25,300
17th	9/23/2009	9/23/2012	12/31/2014	34.94	-	-	29,551	-	-	-	29,551
14th	2/11/2008	12/31/2012	12/31/2015	39.05	38.12	41.31	11,485,485	-	612,599	26,399	10,846,487
14th	5/5/2008	12/31/2012	12/31/2015	39.05	-	-	20,625	-	-	-	20,625
14th	10/28/2009	12/31/2012	12/31/2015	39.05	-	-	45,954	-	-	-	45,954
36th	5/14/2008	5/14/2013	5/13/2014	42.99	-	-	25,300	-	-	-	25,300
15th	3/3/2009	12/31/2013	12/31/2016	25.54	24.80	40.27	16,829,780	-	1,533,100	229,350	15,067,330
15th	10/28/2009	12/31/2013	12/31/2016	25.54	-	-	45,954	-	-	-	45,954
18th	4/17/2010	12/31/2014	12/31/2017	41.48	-	-	-	6,258,877	-	132,268	6,126,609
18th	5/11/2010	12/31/2014	12/31/2017	41.48	-	-	-	1,290,289	-	83,949	1,206,340
Total options in the vesting period					30.08	39.87	39,115,402	7,549,166	3,805,899	485,716	42,372,953
Total simple options							61,145,491	7,549,166	13,038,777	538,426	55,117,454
Weighted Average Price – Simple Options					20.59	39.31	25.46	41.48		31.92	31.38

Bonus options
01st	9/3/2007	9/3/2010	-	-	-	37.85	342,502	-	340,340	2,162	-
03rd	2/29/2008	9/3/2010	-	-	-	-	33,474	-	-	33,474	-
Total options to be exercised						37.85	375,976	-	340,340	35,636	-
04th	3/3/2008	3/3/2011	-	-	-	-	423,212	-	-	6,725	416,487
05th	9/3/2008	9/3/2011	-	-	-	-	502,189	-	-	11,565	490,624
06th	3/6/2009	3/6/2012	-	-	-	-	769,830	-	-	29,468	740,362
07th	6/19/2009	3/6/2012	-	-	-	-	79,446	-	-	-	79,446
01st	9/3/2007	9/3/2012	-	-	-	-	342,479	-	-	13,298	329,181
03rd	2/29/2008	9/3/2012	-	-	-	-	33,474	-	-	-	33,474
04th	3/3/2008	3/3/2013	-	-	-	-	423,190	-	-	7,260	415,930
08th	8/17/2010	8/16/2013	-	-	-	-	-	384,961	-	8,045	376,916
09th	8/30/2010	8/16/2013	-	-	-	-	-	359,991	-	-	359,991
11th	9/30/2010	8/16/2013	-	-	-	-	-	17,717	-	-	17,717
05th	9/3/2008	9/3/2013	-	-	-	-	502,164	-	-	12,038	490,126
10th	9/30/2010	9/29/2013	-	-	-	-	-	1,940,987	-	-	1,940,987
06th	3/6/2009	3/6/2014	-	-	-	-	769,807	-	-	30,199	739,608
07th	6/19/2009	3/6/2014	-	-	-	-	79,445	-	-	-	79,445
08th	8/17/2010	8/16/2015	-	-	-	-	-	384,920	-	8,044	376,876
09th	8/30/2010	8/16/2015	-	-	-	-	-	359,962	-	-	359,962
11th	9/30/2010	8/16/2015	-	-	-	-	-	17,712	-	-	17,712
10th	9/30/2010	9/29/2015	-	-	-	-	-	1,940,951	-	-	1,940,951
Total options outstanding					-	-	3,925,236	5,407,201	-	126,642	9,205,795
Total bonus options					-	37.85	4,301,212	5,407,201	340,340	162,278	9,205,795

TOTAL SIMPLE/BONUS OPTIONS							65,446,703	12,956,367	13,379,117	700,704	64,323,249

c)	Fair Value and Economic Assumptions for Cost Recognition

ITAÚ UNIBANCO HOLDING recognizes, at the granting date, the fair value of options through the Binomial method for simple options. Economic assumptions used are as follows:

Exercise price: for the option exercise price, the exercise price previously agreed-upon at the option issue is adopted, adjusted by the IGP-M variation;

Price of the Underlying Asset:  the share price of Itaú Unibanco Holding (ITUB4) used for calculation is the closing price at BOVESPA on the calculation base date;

Expected dividends the average annual return rate for the last three years of the dividends paid, plus interest on capital of the ITUB4 share;

Risk-free interest rate: the applied risk-free rate is the IGP-M coupon rate at the expiration date of the option plan;

Expected volatility calculated based on the standard deviation from the history of the last 84 monthly returns of closing prices of the ITUB4 share, released by Bovespa, adjusted by the IGP-M variation.

Granting		Vesting	Exercise	Price of the Underlying		Expected	Risk-free interest	Expected
NO.	Date	period	period until	Asset	Fair value	dividends	rate	volatility
Simple Options
18th	4/17/2010	12/31/2014	12/31/2017	38.35	12.22	3.13%	5.94%	29.87%
18th	5/11/2010	12/31/2014	12/31/2017	37.17	11.45	3.13%	5.98%	29.94%

Bonus options (*)
8th	8/17/2010	8/16/2013	-	38.14	34.72	3.13%	-	-
8th	8/17/2010	8/16/2015	-	38.14	32.62	3.13%	-	-
9th	8/30/2010	8/16/2013	-	36.48	33.49	3.13%	-	-
9th	8/30/2010	8/16/2015	-	36.48	31.46	3.13%	-	-
10th	9/30/2010	9/29/2013	-	40.47	36.85	3.13%	-	-
10th	9/30/2010	9/29/2015	-	40.47	34.61	3.13%	-	-
11th	9/30/2010	8/16/2013	-	40.47	36.99	3.13%	-	-
11th	9/30/2010	8/16/2015	-	40.47	34.74	3.13%	-	-
(*) Corresponds to free matching shares whose the fair value is calculated based on the fair value of the shares at the date that the award was granted.

d)	Accounting Effects Arising from Options

The exercise of stock options, pursuant to the Plan’s regulation, resulted in the sale of preferred shares held in treasury thus far. The accounting entries related to the plan are recorded during the vesting period, at the deferral of the fair value of options granted with effect on Income, and during the exercise of options, at the amount received from the option exercise price, reflected in Stockholders’ Equity.

The effect of Income for the period from January 1 to December 31, 2010 was R$ 131, as contra-entry to Capital Reserve – Granted Options Recognized.

In the Stockholders’ Equity, the effect was as follows:

Amount received for the sale of shares – exercised options	406
(-) Cost of treasury shares sold	(403)
Effect on sale (*)	3
(*) Recorded in Additional paid-in capital.

NOTE 22 – INTEREST AND SIMILAR INCOME AND EXPENSES AND NET GAIN (LOSS) FROM FINANCIAL ASSETS AND LIABILITIES

a)	Interest and similar income

01/01 to 12/31/2010
Central Bank compulsory deposits	4,025
Interbank deposits	824
Securities purchased under agreements to resell	9,940
Financial assets held for trading	7,859
Available-for-sale financial assets	3,085
Held-to-maturity financial assets	456
Loan operations	50,693
Other Financial Assets	1,037
Total	77,919

b)	Interest and similar expenses

01/01 to 12/31/2010
Securities sold under repurchase agreements	(14,973)
Deposits	(12,245)
Financial expense from technical provision for insurance and private pension plans	(3,886)
Interbank markets	(2,901)
Institutional markets	(2,683)
Other financial liabilities	(152)
Total	(36,840)

c)	Net gain (loss) from financial assets and liabilities

01/01 to 12/31/2010
Financial assets and liabilities held for trading including derivatives	2,682
Financial assets designated at fair value through profit or loss	30
Available-for-sale investments	166
Total	2,878

NOTE 23 - BANKING SERVICE FEES

01/01 to 12/31/2010
Current account services	4,351
Asset Management fees	2,570
Collection commissions	1,076
Fees from credit card services	6,332
Fees for guarantees issued and credit lines	1,422
Brokerage commission	476
Other	877
Total	17,104

NOTE 24 - OTHER INCOME

01/01 to 12/31/2010
Gains on Sale of Assets held sale, fixed assets and investments in unconsolidated companies	105
Recovery of expenses	178
Discounts	9
Reversal of provisions	604
Other	793
Total	1,689

NOTE 25 – GENERAL AND ADMINISTRATIVE EXPENSES

01/01 to 12/31/2010
Personnel expenses	(12,935)
Compensation	(7,953)
Charges	(2,096)
Welfare benefits	(1,574)
Dismissals	(949)
Retirement plans and post-employment benefits (Note 29)	(129)
Defined benefit	(1,170)
Defined contribution	1,041
Training	(234)
Administrative expenses	(12,362)
Data processing and telecommunications	(3,271)
Third-party services	(2,734)
Installations	(1,281)
Advertising, promotions and publications	(1,235)
Rent expenses	(861)
Transportation	(596)
Materials	(456)
Expenses for financial services	(455)
Security	(451)
Utilities	(282)
Travel expenses	(168)
Other	(572)
Depreciation	(1,166)
Amortization	(1,023)
Insurance acquisition expenses	(1,003)
Other expenses	(6,218)
Expenses related to credit cards	(1,697)
Reimbursement related to acquisitions	(116)
Losses with third parties’ frauds	(557)
Loss on sale of assets held for sale and fixed assets	(226)
Provision for contingent liabilities	(2,573)
Other	(1,049)
Total	(34,707)

NOTE 26 - INCOME TAX AND SOCIAL CONTRIBUTION

Itaú Unibanco Holding and each of its subsidiaries file separate corporate income tax returns for each fiscal year. Income tax in Brazil comprises federal income tax and social contribution on net income, which is a tax income additional to federal income tax.

a)	Composition of expenses for taxes and contributions

The amounts recorded as income tax  and social contribution expense in the consolidated financial statements are reconciled to the statutory rates, as follows:

Current income tax and social contribution	01/01 to 12/31/2010
Net income before income tax and social contribution	18,029
Charges (income tax and social contribution) at the rates in effect	(7,212)
Increase/decrease to income tax and social contribution charges arising from:	1,676
Non taxable share of income of unconsolidated companies, net	113
Non-deductible foreign exchange variation on assets and liabilities abroad	(255)
Interest on capital	1,496
Dividends, interest on external debt bonds and tax incentives	289
Other	33
Total income tax and social contribution	(5,536)

b)	Deferred taxes

I -  The deferred tax asset balance and its changes are represented as follows:

	01/01/2010	Realization / Reversal	Increase	12/31/2010
Reflected in income	26,459	(9,330)	8,407	25,536
Related to income tax and social contribution loss carry forwards	3,204	(418)	212	2,998
Allowance for loan losses	9,264	(4,132)	5,291	10,423
Adjustment to market value financial assets and derivatives	208	(217)	31	22
Goodwill on purchase of investments	7,704	(1,870)	71	5,905
Legal liabilities – tax and social security	1,868	(632)	77	1,313
Provision for contingent liabilities	2,321	(958)	1,055	2,418
Civil lawsuits	897	(639)	780	1,038
Labor claims	843	(119)	160	884
Tax and social security contributions	477	(130)	115	462
Other	104	(70)	-	34
Adjustments of operations carried out in futures settlement market	12	-	35	47
Provision related to health insurance operations	238	-	4	242
Other	1,640	(1,103)	1,631	2,168
Reflected in stockholders’ equity	83	(46)	95	132
Adjustment to market value of available-for-sale financial assets	83	(46)	95	132
Total (*)	26,542	(9,376)	8,502	25,668

(*) Deferred income tax and social contribution asset and liabilities are recorded in the balance sheet offset by a taxable entity and total R$ 19,918 (R$ 21,519 at January 1, 2010) and R$ 5,374 (R$ 4,963 at January 1, 2010).

II - Provision for Deferred Income Tax and Social Contribution balance and its changes are shown as follows:

	01/01/2010	Realization / Reversal	Increase	12/31/2010
Reflected in income	9,467	(2,437)	3,373	10,403
Depreciation in excess – lease	7,568	(2,075)	2,802	8,295
Taxation of results abroad – capital gains	36	-	7	43
Adjustments of operations carried out in futures settlement market	36	(7)	14	43
Adjustment to market value of securities and derivative financial instruments	131	(131)	264	264
Restatement of escrow deposits and contingent liabilities	585	(109)	225	701
Pension plans	564	(21)	-	543
Other	547	(94)	61	514
Reflected in stockholders’ equity	519	(9)	211	721
Adjustment to market value of available-for-sale securities	519	(9)	211	721
Total (*)	9,986	(2,446)	3,584	11,124

(*) Deferred income tax and social contribution asset and liabilities are recorded in the balance sheet offset by a taxable entity and total R$ 19,918 (R$ 21,519 at January 1, 2010) and R$ 5,374 (R$ 4,963 at January 1, 2010).

III -
The estimate of realization and present value of deferred tax assets and social contribution for offset, arising from Provisional Measure No. 2,158-35 of August 24, 2001, and from the Provision for Deferred Income Tax and Social Contribution existing at December 31, 2010, in accordance with the expected generation of future taxable income, based on the history of profitability and technical feasibility studies, are:

	Deferred tax assets			Provision for
	Temporary differences	Tax loss/social contribution on loss carry forwards	Total	deferred income tax and social contribution	Net deferred taxes
2011	7,842	774	8,616	(2,101)	6,515
2012	4,356	1,344	5,700	(2,411)	3,289
2013	4,187	565	4,752	(2,668)	2,084
2014	2,269	32	2,301	(1,794)	507
2015	2,258	27	2,285	(1,157)	1,128
Over 2015	1,758	256	2,014	(993)	1,021
Total	22,670	2,998	25,668	(11,124)	14,544
Present value (*)	19,814	2,647	22,461	(9,522)	12,939
(*) The average funding rate, net of tax effects, was used to determine the present value.

The projections of future taxable income include estimates related to macroeconomic variables, exchange rates, interest rates, volume of financial operations and services fees and others which can vary in relation to actual data and amounts.

Net income in the financial statements is not directly related to taxable income for income tax and social contribution, due to differences existing between accounting criteria and tax legislation, besides corporate aspects. Accordingly, we recommend that the trend of the realization of deferred tax assets arising from temporary differences, income tax and social contribution loss carry forwards be not used as an indication of future net income.

No deferred tax assets and liabilities are not recognized.

NOTE 27 – EARNINGS PER SHARE

Basic and diluted earnings per share were computed pursuant to the table below for the years indicated. Basic earnings per share are computed by dividing the net income attributable to the stockholder of Itaú Unibanco Holding by the average number of shares for the year, and by excluding the number of shares purchased by the company and held as treasury shares. Diluted earnings per share are computed on a similar way, but with the adjustment made when assuming the conversion of all shares that may be diluted in denominator.

Net income attributable to owners of the parent company	01/01 to 12/31/2010
Net income	11,708
Minimum non-cumulative dividend on preferred shares in accordance with our by-laws	(49)
Subtotal	11,659
Retained earnings to be distributed to ordinary equity owners in an amount per share equal to the minimum dividend payable to preferred equity owners	(50)
Subtotal	11,609

Retained earnings to be distributed to ordinary and preferred equity owners on a pro-rata basis
To common stockowners	5,859
To preferred stockowners	5,750

Total net income available to ordinary of equity owners	5,909
Total net income available to preferred equity owners	5,799

Weighted average outstanding shares
Common shares	2,289,284,273
Preferred shares	2,246,784,818

Earnings per share - Basic – R$
Common shares	2.58
Preferred shares	2.58

Net income attributable to owners of the parent company	01/01 to 12/31/2010
Total net income available to preferred equity holders	5,799
Dividend on preferred shares after dilution effects	17
Net income available to preferred equity holders considering preferred shares after the dilution effect	5,816

Total net income available to ordinary equity holders	5,909
Dividend on preferred shares after dilution effects	(17)
Net income available to ordinary equity holders considering preferred shares after the dilution effect	5,892

Adjusted weighted average of shares
Common shares	2,289,284,273
Preferred shares	2,259,918,602
Preferred shares	2,246,784,818
Incremental shares from stock options granted under our Stock Option Plan	13,133,784

Earnings per share - Diluted – R$
Common shares	2.57
Preferred shares	2.57

Potentially anti-dilution shares of our stock option plan, which were excluded from the calculation of diluted earnings per share totaled 3,549,246 preferred shares at December 31, 2010.

NOTE 28 –EMPLOYEE BENEFITS

As prescribed in IAS 19, we present the policies adopted by ITAÚ UNIBANCO HOLDING and its subsidiaries regarding employee benefits, as well as the accounting procedures adopted.

ITAÚ UNIBANCO HOLDING and some of its subsidiaries sponsor defined benefit plans, including variable contribution plans, which basic purpose is granting benefits that, in general, provide a life annuity benefit, and it may be converted into survivorship annuities, according to the plan's regulation. They also sponsor defined contribution plans, the benefit of which is calculated based on the accumulated balance of individual accounts at the eligibility date, according to the plan's regulation, which does not require actuarial calculation.

Employees hired until July 31, 2002, by Itaú, and until February 27, 2009, by Unibanco, are beneficiaries of the above-mentioned plans. As regards the employees hired after these dates, they have the option to voluntarily participate in a defined contribution plan (PGBL), managed by Itaú Vida e Previdência S.A.

a) Description of the Plans

The plans’ assets are invested in separate funds, with the exclusive purpose of providing benefits to eligible employees, and they are maintained independently from ITAÚ UNIBANCO HOLDING. These funds are maintained by closed-end private pension entities with independent legal structures, as detailed below:

Entity	Benefit plan
Fundação Itaubanco	Plano de Aposentadoria Complementar - PAC (1)
Plano de Benefício Franprev - PBF (1)
Plano de Benefício 002 - PB002 (1)
Plano Básico Itaulam - PBI (1)
Plano Suplementar Itaulam - PSI (2)
Plano Itaubanco CD (3) (4)
Fundação Bemgeprev	Plano de Aposentadoria Complementar Móvel Vitalícia - ACMV (1)
Funbep Fundo de Pensão Multipatrocinado	Plano de Benefícios Funbep I (1)
Plano de Benefícios Funbep II (2)
Caixa de Previdência dos Funcionários do Banco Beg - Prebeg	Plano de Benefícios Prebeg (1)
Itaú Fundo Multipatrocinado	Plano BD Itaú (1)
Plano CD Itaú (2)
Múltipla - Multiempresas de Previdência Complementar	Plano de Aposentadoria Redecard Básico (1)
Plano de Aposentadoria Redecard Suplementar (2)
Itaubank Sociedade de Previdência Privada	Plano de Aposentadoria Itaubank (3)
UBB-PREV - Previdência Complementar	Plano de Previdência Unibanco (3)
Plano Básico (1)
Plano IJMS (1)
Banorte Fundação Manoel Baptista da Silva de Seguridade Social	Plano de Benefícios II (1)
(1) Defined benefit plan;
(2) Variable contribution plan;
(3) Defined contribution plan;
(4)The Plano Itaubanco CD was set up as a result of the partial spin-off of the PAC, and it was offered exclusively to the participants of this plan, who are not receiving supplementary retirement by the PAC. The participants who have not joined the Plano Itaubanco CD, as well as those already receiving benefits from the PAC plan, will remain in this latter, without any interruption, and will have their vested rights guaranteed. As set forth in the Plano Itaubanco CD regulation, the transaction and novation period ended on May 8, 2010.

b)	Defined benefit plans

I - Main assumptions used in actuarial valuation of Retirement Plans

Discount rate (1)	9.72% p.a.
Expected return rate on assets	12.32 % p.a.
Mortality table (2)	AT-2000
Turnover (3)	Itaú Exp. 2003/2004
Future salary growth	7.12 % p.a.
Growth of the pension fund and social security benefits	4.00 % p.a.
Inflation	4.00 % p.a.
Actuarial method	Projected Unit Credit (4)
(1) In order to determine the amounts at January 1, 2010, the discount rate of 10.24% p.a. was adopted.
(2) The mortality tables adopted correspond to those disclosed by SOA – Society of Actuaries, the North-American Entity which corresponds to IBA – Brazilian Institute of Actuarial Science, which reflects a 10% increase in the probabilities of survival as compared to the respective basic tables;
The life expectancy in years by the AT-2000 mortality table for participants of 55 years of age is 27 and 31 years for men and women, respectively.
(3) The turnover assumption is based on the effective experience of active participants linked to ITAÚ UNIBANCO HOLDING, resulting in the average of 1.2 % p.a. based on the 2003/2004 experience;
(4) Using the Projected Unit Credit, the mathematical reserve is determined by the current projected benefit amount multiplied by the ratio between the length of service in the company at the assessment date and the length of service that will be reached at the date when the benefit is granted. The cost is determined taking into account the current projected benefit amount distributed over the years that each participant is employed.

The basic difference between the assumptions above and those adopted upon determination of the actuarial liability of defined benefit plans, for purposes of recording in the balance sheet of the closed-end private pension entities that manage them, is the actuarial method. For this purpose, the Bank adopts the aggregate method, by which the mathematical reserve is defined based on the difference between the present value of the projected benefit and the present value of future contributions, subject to the methodology defined in the respective actuarial technical note.

II –Management of defined benefit plan assets

The purpose of the management of the funds from the closed-end private pension entities is the long-term balance between pension assets and liabilities by exceeding the actuarial goals.

As regards the assets guaranteeing mathematical reserves, management should ensure the payment capacity of benefits in the long-term by preventing the risk of mismatching assets and liabilities by pension plan.

At December 31, 2010, the allocation of plan assets and the allocation target for 2011, by type of asset, are as follows:

		% Allocation
Types	At 12/31/2010	12/31/2010	2011 Target
Fixed income securities	9,818	87.43%	53% to 100%
Variable income securities	1,005	8.95%	0% to 25%
Structured investments	11	0.10%	0% to 10%
Foreign investments	4	0.04%	0% to 3%
Real estate	368	3.28%	0% to 4%
Loans to participants	23	0.20%	0% to 5%
Total	11,229	100.00%

The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING, of its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 542, and real estate rented to Group companies, with a fair value of R$ 309.

The expected income from portfolios of benefit plan assets is based on projections of returns for each of the segments detailed above. For the fixed-income segment, the adopted interest rates were taken from long-term securities included in the portfolios, and the interest rates practiced in the market at the balance sheet date. For the variable-income segment, the 12-month expected returns of the market for this segment were adopted. For the real estate segment, the cash inflows of expected rental payments for the following 12 months were adopted. For all segments, the basis adopted was the portfolio positions at the balance sheet date.

III- Net amount recognized in the balance sheet

We present below the calculation of the net amount recognized in the balance sheet:

	12/31/2010	01/01/2010
1 - Net assets of the plans	11,229	14,817
2 - Actuarial liabilities	(9,871)	(11,233)
3- Surplus (1-2)	1,358	3,584
4- Asset Ceiling (*)	(1,114)	(2,212)
5 - Net amount recognized in the balance sheet (3-4)	244	1,372
Amount recognized in Assets	367	1,508
Amount recognized in Liabilities	(123)	(136)
(*) Corresponds to the excess of present value of the available economic benefit, in conformity with item 58 of IAS 19.

In conformity with the exemption prescribed in IFRS 1, gains and losses accumulated through January 1, 2010, were recognized in retained earnings, net of tax effects, and taking into account the subsidiary adjustments. The actuarial gains and losses for the period were recognized in Income under “General and Administrative Expenses”.

IV - Change in plan assets, actuarial liabilities, and surplus

	Net assets	Actuarial liabilities	Surplus
Present value – beginning of the period	14,817	(11,233)	3,584
Effects of the partial spin-off of PAC (1)	(5,147)	2,710	(2,437)
Expected return on assets (4)	1,342	-	1,342
Cost of current service	-	(87)	(87)
Interest cost	-	(943)	(943)
Benefits paid	(568)	568	-
Contributions of sponsors	42	-	42
Contributions of participants	40	-	40
Actuarial gain/(loss) (2) (3) (4)	703	(886)	(183)
Present value – end of the period	11,229	(9,871)	1,358
(1) Corresponds to the effects of the partial spin-off of PAC and creation of the Plano Itaubanco CD, which migration process resulted in the curtailment and partial settlement of PAC obligations. The curtailment which implied a reduction in obligations and thus in actuarial liabilities, made on December 31, 2009, is already adjusted in the opening balance (January 1, 2010). At March 31, 2010, the PAC participants who opted for the voluntary migration to the Plano Itaubanco CD had all of their obligations settled by PAC through the initial contribution of the assets previously held by PAC for individual accounts corresponding to the Plano Itaubanco CD. PAC is no longer responsible for any retirement benefit obligations at the PAC level related to these participants. After the partial settlement of PAC, assets were transferred from PAC to Plano Itaubanco CD.
(2) Gains recorded in Net Assets correspond to the income earned above the expected return rate of assets.
(3) Losses correspond to: (I) the failure to confirm the actuarial assumptions adopted; and (II) the effect of the change in the discount rate, from 10.24%p.a. to 9.72%p.a..
(4) The actual return on assets amounted to R$ 2,044.

V- Total expenses recognized in income for the year

At December 31, 2010, total expenses recognized in defined benefit plans include the following components:

Cost of current service	(87)
Interest cost	(943)
Expected return on the plan assets	1,342
Effects of the partial spin-off of PAC	(2,437)
Effect on asset ceiling	1,098
Gain/(loss) for the year	(183)
Contributions of participants	40
Total expenses recognized in income for the year	(1,170)

During the period, the contributions made totaled R$ 42. The contribution rate increases based on the beneficiary’s salary.

In 2011, we expect to contribute R$ 85 to the retirement plans we sponsor.

c)	Defined contribution plans

The defined contribution plans have private pension funds formed by the portion of sponsors’ contributions not included in the participant’s accounts balance and by the loss of eligibility to a plan benefit, as well as by resources from the migration from the defined benefit plans. The fund will be used for future contributions to the individual participants' accounts, according to the rules of the respective benefit plan regulation.

At December 31, 2010 the amount recognized in assets is R$ 1,169 (R$ 128 at January 1, 2010).

At December 31, 2010, total revenue recognized in defined benefit plans include the following components:

Effects of the partial spin-off of PAC	1,477
Contribution	(111)
Actuarial gain/(loss)	256
Effect on asset ceiling	(581)
Total revenue recognized in income for the year	1,041

In conformity with the exemption prescribed in IFRS 1, gains and losses accumulated through January 1, 2010 were recognized in retained earnings, net of tax effects, and taking into account the subsidiary adjustments. The actuarial gains and losses for the period were recognized in Income under “General and Administrative Expenses”.

During the period, the contributions to the defined contribution plans, including PGBL, totaled R$ 153, of which R$ 110 were from pension funds.

d)	Other post-employment benefits

ITAÚ UNIBANCO HOLDING and its subsidiaries do not offer other post-employment benefits, except in those cases arising from maintenance obligations according to the acquisition agreements signed by ITAÚ UNIBANCO HOLDING, under the terms and conditions established, in which health plans are totally or partially sponsored for former workers and beneficiaries.

I-	Changes

Based on the reports prepared by and independent actuary, the changes in obligations for these other projected benefits and the amounts recognized in the balance sheet, under liabilities, of ITAÚ UNIBANCO HOLDING at December 31, 2010 are as follows:

At the beginning of the year	(100)
Interest cost	(10)
Benefits paid	5
At the end of the year	(105)

In conformity with the exemption prescribed in IFRS 1, gains and losses accumulated through January 1, 2010 were recognized in retained earnings, net of tax effects, and taking into account the subsidiary adjustments, the actuarial gains and losses for the period were recognized in Income under “General and Administrative Expenses”.

II-	Assumptions and sensitivity at 1%

For calculation of benefits obligations projected beyond the assumptions used for the defined benefit plans (Note 28b l), the 8.16%p.a. increase in medical costs assumption is adopted.

Presumptions about the rates related to medical care costs have a significant impact on the amounts recognized in income. A change of one percentage point in the medical care cost rates would have the effects as follows:

	1.0% increase	1.0% decrease
Effects on service cost and interest cost	1	(1)
Effects on present value of obligation	14	(11)

NOTE 29 – INSURANCE CONTRACTS

a)	Insurance contracts

Itaú Unibanco Holding, through its subsidiaries, offers to the market Insurance and Private Pension Plan. Products are offered through insurance brokers (third parties operating in the market and its own), Banco Itaú Unibanco’s branches and electronic channels, according to their characteristics and regulatory requirements.

In all segments, the process for creating a new product takes place upon demand considering new opportunities arising in the market or from a specific negotiation.

The products developed are submitted to a committee, coordinated and controlled by the Governance of Products, in which all flows comprising the operational, commercial, legal, accounting, financial, internal controls and technology views are analyzed, discussed and approved by the several areas involved.

The Governance process of product evaluation is regulated by the Corporate Policy on Product and Operations Evaluation, and requires the integration of activities between the product and evaluation areas, forming an organized group of activities that will add value to clients and competitive differentials.

Internal regulatory circulars provide for and support product evaluation and approval flows, attribution of responsibilities, provisions for carrying out processes, and also maximum and minimum balance limits, contribution, minimum premium and other, which aim at preserving the consistency of process and product results.

There are also policies on underwriting risks established in each segment, such as technical actuarial limits per line and coverage, which are controlled systemically or operationally.

This product creation process takes into consideration the following chain of events:

•	Development of product by managers in order to meet a market demand;

•	Submission of the detailed product characteristics to Governance;

•	Creation of parameterization of new products in IT systems with the concomitant evaluation of the need for developing new implementation;

•	Launch of product after authorization from the Product Governance Committee.

For private pension products, there are also flows from the registry of funds with the Brazilian Securities and Exchange Commission (CVM) and the steps to obtain the approval of actuarial technical notes and rules from Superintendence of Private Insurance SUSEP for further sales. There is possibility for customizing minimum amounts, fund management and entry fees, actuarial table and interest upon negotiation with evaluation of internal pricing model agreed in a specific contract.

There are policies on balance and minimum contribution adequate to each negotiation. Risk benefits, considered ancillary coverage, follow their own and specific conditions, such as coverage limits, target audience and statement of health, among others, according to each business. In addition, increased risks count on excess of loss coverage through reinsurance.

Each product has rules according to the channel and segment to which it will be sold. Pricing policies are shaped according to internal models, unified in the Itaú-Unibanco merger process, in compliance with the corporate standard pricing model developed by the Risk and Financial Controls Area, in the context of the Governance of product evaluation.

The cost management of Insurance and Pension Plan products includes the groups of Administrative, Operating and Selling Expenses, where Administrative Expenses based on the recognition by cost centers, are allocated to products and sales channels according to the definition of the respective activities, following the corporate managerial model of the Itaú Unibanco Conglomerate. Operating and Selling expenses are based on the line for product identification and policy segmentation in order to define the sales channel.

b)	Main Products

I-	Insurance

Itaú Unibanco Holding, through its insurance companies, supplies the market with insurance products with the purpose of assuming risks and restoring the economic balance of the property damaged of the insured.

In this segment, clients are mainly divided into the Individual (Retail, UniClass, Personnalité and Private) and Corporate (Companies, Corporate and Condominium) markets.

The contract entered into between the parties aims at guaranteeing the protection of the client assets. Upon payment of a premium, the insured is guaranteed a protection through previously agreed replacement or indemnification for damages that may cause asset or personal imbalance. Itaú insurance companies then recognize technical reserves administered by themselves, through specialized areas within the conglomerate, with the objective of indemnifying the insured loss in the event of claims of covered perils.

The perils of insurance sold by insurance companies of the Itaú Unibanco Holding are divided into property and casualty, and life insurance.

•	Property and casualty insurance: cover losses, damages or liabilities for properties or persons, excluding from this classification life insurance lines;

•	Life insurance: Include coverage of peril of death and personal accidents.

Insurance lines	Loss ratio (%)	Sales ratio (%)
Extended warranty - property	21.1	68.5
Group life	41.5	12.8
Group accident	7.8	43.9
Credit life	25.8	29.4
Multiple Peril	16.2	50.0
Individual accident	28.8	17.6

II-	Pension Plan

Developed as a solution to ensure the maintenance of the quality of life of participants, as an additional income to social security, through long-term investments, Pension Plan products are divided into three major groups:

•
PGBL (Plan Generator of Benefits): Its main objective is the accumulation at interest, but it can be purchased with additional risk coverage. Recommended to clients that file the extended version of income tax return, because they can deduct contributions paid from the income tax calculation basis up to 12% of the annual taxable gross income.

•	VGBL (Redeemable Life Insurance): It is an insurance structured as a pension plan. Its taxation differs from the PGBL, in this case, the tax basis is the earned income.

•	FGB (Fund Generator of Benefits): Pension plan with minimum income guarantee, and possibility of receiving earnings from asset performance. Although there are active plans, they are no longer sold.

lll- Revenue from Insurance and Private Pension Premiums

The revenue of the main insurance and Private Pension Products is as follows:

Revenue from retained contribution	12/31/2010
VGBL	7,036
PGBL	1,247
Extended warranty - property	1,158
Group life	1,133
Group accident insurance	625
Moneylender	423
Traditional (FGB)	391
Mandatory Personal Injury caused by Motor Vehicle (DPVA)	284
Multiple Risk	204
Health	183
Specified and all risks	151
Individual accident	117
Commercial multiple peril	84
National Transport	66
Mortgage Insurance (out of the Housing Finance System)	60
International Transport	55
General civil liability	49
Maritime	48
Civil Liability of the Road Carrier	46
Civil Liability - Cargo Deviation	29
Domestic Credit - Natural Persons Risks	28
Petroleum risks	18
Other lines	207
Total	13,642

c)	Technical reserves for insurance and pension plan

Technical provisions of insurance and pension plan are recognized according to the criteria established by the National Council of Private Insurance (CNSP) Resolution No. 162 of December 26, 2006 and further amendments introduced.

I -	Insurance:

•
Reserve for Unearned Premiums – recognized based on premiums issued, calculated on “pro rata” basis, and represents the portion of premium corresponding to the policy period not yet elapsed; Reserve for Unearned Premiums for Risks in Force but Not Yet Issued is recognized based on technical actuarial note, and has the objective of estimating a portion of unearned premiums related to risks assumed by insurance companies and that are in issue process;

•	Reserve for Premium Deficiency – recognized according to technical actuarial note if a premium deficiency is found;

•
Reserve for unsettled claims - recognized based on claims of loss in an amount sufficient to cover future commitments; in order to determine the amount provided for claims awaiting judicial decision, court-appointed experts and legal advisors make assessments based on the insured amounts and technical regulations, taking into consideration the likelihood of unfavorable outcome to the insurance company.

•	Reserve for claims incurred but not reported (IBNR) – recognized for the estimated amount of claims occurred for risks assumed in the portfolio but not reported.

II – Pension Plan:

The mathematical provisions represent amounts of obligations assumed as insurance for living benefits, retirement plans, disability, pension and annuity and are calculated according to the method of accounting provided for in the contract.

•
Mathematical provisions for benefits to be granted and benefits granted – correspond to commitments assumed with participants, but for which benefits are not yet due, and to those receiving the benefits, respectively;

•
Provision for insufficient contribution – recognized when there is insufficient premiums or contributions, and takes into consideration the general biometric mortality tables AT-2000 Basic Male and AT-2000 Basic Female with improvement;

•	Provision for Unexpired Risks – recognized to include the estimate of risks in force but not expired;

•	Provision for events incurred but not reported (IBNR) – recognized based on the estimated amount of events occurred but not reported;

•	Provision for financial surplus – recognized by the difference between the contributions adjusted daily by the Investment Portfolio and the accumulated fund set up;

•
Other provisions – basically refer to the Provision for Administrative Expenses recognized according to the Actuarial Technical Note to cover expenses arising from the payment of benefits provided for in the plan, in view of the events occurred and to be occurred. It also includes the heading Redemptions and/or Other Policy Benefits that refers to amounts not yet paid through the balance sheet date.

III – Change in Technical Reserves for Insurance and Private Pension

The details about the changes in the balances of Technical Reserves for Insurance and Private Pension Operations are as follows:

	12/31/2010
Technical Reserves for Insurance property and Casualty	Unearned Premiums	Unsettled Claims	Chains Cccuned but not Reported	Total
Extended warranty - property	742	38	19	799
Group life	467	257	141	865
Moneylender	262	43	31	336
Group accident insurance	198	59	30	287
Specified and all Risks	185	420	34	639
Risk Engineering	126	72	5	203
Individual accident	67	41	16	124
Commercial multiple peril	59	30	17	106
Marítime	48	62	21	131
Petroleum risks	45	214	8	267
General a Liability	36	189	56	281
Multiple Peril	28	46	66	140
Directors Officers Liability	17	48	7	72
Aircraft	8	114	10	132
Fire	-	71	1	72
Health	-	25	41	66
Mandatory Personal Injury caused by Motor Vehicle (DPVA)	-	192	12	204
Other lines	177	241	70	488
	2,465	2,162	585	5,212
Based actuarial studies, a reserve for premium deficient was recognized in the amount of R$ 272.

	01/01 to 12/31/2010
	Property and Casualty Insurance	Pension Plan	Individual Life and Life with Living Benefits	Total
Opening balance	4,718	16,054	27,173	47,945
Additions arising from premiums/contribution	11,843	1,621	6,975	20,439
(-) Deferral for risk elapsed	(11,478)	-	-	(11,478)
(-) Payment of claims benefit	(1,701)	(106)	(14)	(1,821)
(+) Claims Warned	1,946	-	-	1,946
(-) Redemption of amounts accumulated by customers	-	(919)	(3,280)	(4,199)
(+/-) Transfers from/to other entities under portability provisions	-	139	(180)	(41)
(+) Financial surplus and adjustment to other provisions	-	1,495	2,353	3,848
(+/-) Other	156	12	35	203
Closing balance	5,484	18,296	33,062	56,842
According to note 29f, an additional reserve was recognized in the amount of R$ 22.

d)	Deferred acquisition costs

Deferred acquisition costs are basically represented by deferred retained commissions for amortization proportional to the recognition of revenue from earned premium, that is, over the coverage period, according to the calculation rules in force. The movement of deferred commission expense balances is as follows:

	Insurance	Reinsurance	Total
Balance at 01/01/2010	1,590	59	1,649
Purchases for the period	1,523	(81)	1,442
Amortization for the period	(1,522)	81	(1,441)
Balance at 12/31/2010	1,591	59	1,650
Balance to be amortized up to 12 months	1,280	59	1,339
Balance to be amortized after 12 months	311	-	311

e)	Table of Loss Development

Changes in the amount of obligations of the group may occur at the end of each annual closing. The top of the table below shows how the final loss estimate changes through time. The bottom of the table reconciles the amounts pending payment and the liability disclosed in the balance sheet.

The reserve for unsettled claims is comprised as follows:

Reserve for Unsettled Claims and for Claims Incurred but not Reported
Liability claims presented in the table development							1,256
Estimated Claims - DPVAT							205
Reinsurance, retrocession and Other Estimates							1,286
Total Reserve							2,747
Occurrence date	2005	2006	2007	2008	2009	2010	Total
At the end of reported year	808	865	1,027	1,157	1,197	1,269
After 1 year	808	899	1,044	1,164	1,188
After 2 years	813	921	1,063	1,161
After 3 years	820	929	1,071
After 4 years	829	928
After 5 years	827

Current estimate	827	928	1,071	1,161	1,188	1,269	6,444
Accumulated payments through base date	784	869	984	1,042	1,029	681	5,388
Liabilities recognized in the balance sheet	43	59	86	120	159	588	1,056
Liabilities in relation to years prior to 2005							200
Total liabilities included in balance sheet							1,256

f)	Liability adequacy test

As established in IFRS 4 – Insurance Contracts, the insurance company shall carry out the Liability Adequacy Test, comparing the amount recognized for its technical provisions with the current estimate of projected cash flow. Including in the estimate all cash flows related to the business is the minimum requirement for carrying out the adequacy test.

The Liability Adequacy Test indicated the need for a supplement of R$ 22 in technical provisions. The required supplement was applied to certain tradition pension plans in the phase of accumulation, accounting only for an addition of 0.6% in technical provisions for these plans. Current estimates were put into sensitivity test with positive and negative variation of 0.1% in the risk-free interest rate. The scenario constructed with a negative variation of 0.1% indicated the need for a supplement of R$32. The scenario with a positive variation of 0.1% indicated R$13.

The assumptions made were as follows:

a)	Risk-free interest rate: obtained from the extrapolated interest curve of government securities, considered without credit risk, available in the Brazilian financial market;

b)
Mortality, cancellation, partial redemptions and conversion into income are periodically reviewed, and based on the best practices and analysis of the subsidiaries experience. Accordingly, it represents the best estimates for projection of current estimates;

c)	The grouping criteria are based on homogeneity of risks.

g)	Risks of insurance and pension plans

Itaú Unibanco Conglomerate has specific committees, which duty is to define the management of funds from Technical Provisions for Insurance and Pension Plan, set out guidelines for managing these funds with the objective of achieving long-term return and to develop evaluation models, risk limits and strategies on allocation of funds to defined financial assets. Such committees are composed not only of executives and those directly responsible for the business management process, but also of an equal number of professionals that head or coordinate the commercial and financial areas.

All risks products are distributed by brokers, in the case of the extended warranty product, it is marketed by the retail company that sells the consumer good; the DPVAT production is from the share that the insurance companies of Itaú Unibanco Conglomerate have in the Leading Insurance Company of the DPVAT Consortia.

There is no product concentration in relation to insurance premium, reducing the risk of product concentration and distribution channels. In the all risks products, the strategy of lower retention is adopted:

Grouping of products	Insurance premium	Retained premium	Retention (%)

Life insurance and accident	1,933	1,914	99.0
All risks	1,192	639	53.6
Credit life	424	423	99.7
Extended warranty	1,158	1,158	100.0
Multiple Risk	238	204	85.9

h)	Underwriting risk management structure

•	Centralized control over underwriting risk

The risk control of the insurance company is centralized by the Independent Executive Area Responsible for Risk Control, while the management is incumbent upon the Business Units exposed to Underwriting Risk and the Risk Management Area of the Insurance Company.

•	Decentralized management of underwriting risk

The underwriting risk management is incumbent upon the Business Area coordinated by the Risk Management Area of the Insurance Company with the participation of the Institutional Actuarial Area and Product Units and Managers. These units, in their daily operations, take risks in view of the profitability of their businesses.

i)	Duties and Responsibilities

I-	Executive Independent Area responsible for Risk Control

This area shall create conditions to the following:

•	Validation and control of underwriting risk models;
•	Control and evaluation of changes in the policies of Insurance and Pension Plan;
•	Follow up of the performance of the Insurance, Pension Plan and Capitalization portfolios;
•	Construction of underwriting risk models;
•	Risk assessment of Insurance and Pension Plan products at their creation and on a recurring basis;
•	Establishment and publication of the Underwriting Risk Management structure;
•	Adoption of compensation policies that do not encourage behaviors incompatible with a risk level considered prudent in the policies and long-term strategies established by the institution.

II-	Executive Area Responsible for Operational and Efficiency Risk

•	Responsible for devising methods for identifying, assessing, monitoring, controlling and mitigating the Operational Risk;
•	Timely report of the main points of operational risks incurrence to the Independent Executive Area responsible for Risk Control;
•
Meet the requests from the Central Bank of Brazil, and other Brazilian oversight authorities related to operational risk management, as well as monitor the adherence of Itaú Unibanco units and control areas under the coordination of the Legal Compliance Area to the regulation of the legal oversight authorities.

III-	Business Units exposed to Underwriting Risk

•	Set out and/or adjust products to the requirements of the Independent Executive Area responsible for Risk Control and the Risk Management Area of the Insurance Company;
•
Meet the requests of the Independent Executive Area responsible for Risk Control, preparing or providing database and information for preparation of managerial reports or specific studies, when available.

•	Guarantee the quality of the information used in probability of loss models and losses in case of claims;
•
Guarantee an adequate level of knowledge about the concepts of involved risks for their identification and rating, ensuring the proper understanding for modeling by the Independent Executive Area responsible for Risk Control and the Risk Management Area of the Insurance Company.

IV-	Reinsurance Area

•
Set out policies on access to reinsurance markets, regulating the Underwriting operations aligned with the underwriting credit rating by the Independent Executive Area responsible for Risk Control and the Risk Management Area of the Insurance Company.

•
Guarantee an adequate level of knowledge about the concepts of involved risks for their identification and rating, ensuring the proper understanding for modeling by the Independent Executive Area responsible for Risk Control and the Risk Management Area of the Insurance Company.

•	Send the managerial reports to the Independent Executive Area responsible for Risk Control and the Risk Management Area of the Insurance Company;
•	Guarantee the update, reach, scope, accuracy and timeliness of information on reinsurance.

V-	Risk Management Area of the Insurance Company

•	Formulate policies and underwriting procedures that address the entire underwriting cycle;
•	Develop strategic indicators, informing about possible gaps to higher levels;
•	Send managerial reports to the Independent Executive Area responsible for Risk Control;
•
Guarantee an adequate level of knowledge about the concepts of involved risks for their identification and rating, ensuring the proper understanding and modeling by the Independent Executive Area responsible for Risk Control.

•	Monitor the risks incurred by Business Units exposed to Underwriting Risk;
•	Report, with quality and speed, the required information under its responsibility to the Brazilian Regulatory Authorities.

VI-  Actuarial Area

•
Construct and improve models of Provisions and Reserves and submit them duly documented to the Independent Executive Area responsible for Risk Control and Risk Management Area of the Insurance Company.

•	Send managerial reports to the Independent Executive Area responsible for Risk Control;
•	Guarantee the reach, scope, accuracy and timeliness of information related to the demanded operations which accounting reconciliation was properly carried out.
•
Guarantee an adequate level of knowledge about the concepts of involved risks for their identification and rating, ensuring the proper understanding and modeling by the Independent Executive Area responsible for Risk Control.

VII- Internal Controls Area

•	Regularly check the adequacy of the internal controls system;
•	Conduct periodic reviews of the risk process of Insurance and Pension Plan operations to ensure its completeness, accuracy and reasonableness.

VIII- Internal Audit

Carry out independent and periodic checks as to the effectiveness of the risk control process of Insurance and Pension Plan activity, according to the guidelines of the Audit Committee.

The company’s management works together with the investment manager with the objective of ensuring that assets backing long-term products, with guaranteed minimum returns are managed according to the characteristics of its liabilities aiming at its actuarial balance and the long-term solvency.

The company annually carries out a detailed mapping of the liabilities of long-term products that result in payment flows of projected future benefits. This mapping is carried out according to actuarial assumptions.

The investment manager, having this information, uses “Asset Liability Management” models to find the best asset portfolio composition that enables the outweighing of risks entailed in this type of product, considering its long-term economic and financial feasibility. The portfolio of backing assets are periodically balanced in view of the fluctuations in market prices of assets, of the company’s liquidity needs, and changes in the liability characteristics.

j)	Market, Credit and Liquidity Risk

Market risk

•	Insurance

Variation in exchange rates may affect the insurance income in case the assets which indemnification amount is affected by exchange variation. Pursuant to the legislation in force, the Provision for Unearned Premium (which purpose is to guarantee the coverage of future losses) is not affected by exchange variation. An insurance company may carry out the accounting hedge of its operations, by zeroing the long position in foreign currency, but is subject to effective exchange variation of the insured asset. By opting for the economic hedge, the company shall keep a long position in foreign currency, generating volatility in the recognized results.

Variations in interest rates do not affect the insurance income.

•	Pension plan

In the for FGB products, there was a minimum guaranteed rate by a price index plus interest rate over the contribution period (accumulation of funds) and retirement payment period (decumulation of funds). In case the backing assets have a performance poorer than the minimum guaranteed interest, the insurance company shall complement the accumulated amount.

In the case of PGBL/VGBL products, there is a minimum guaranteed rate only over the retirement payment period (decumulation of funds).

The Asset Liability Management is used for meeting the best composition of the asset portfolio that enables the outweighing of risks entailed in this type of product.

Liquidity Risk

In relation to long-term products with minimum guaranteed returns, the subsidiary periodically revaluates its liabilities as payment flows of projected future benefits and maintains the asset manager continually informed about the regular cash needs. In addition, the continuous follow up of its client portfolio enables the subsidiary to anticipate possible unusual movements of migration of reserves, thus enabling it to plan the provision of liquidity necessary for these movements.

Credit Risk

In relation to reinsurance operations, its internal policy provides for avoiding the excess concentration in only one reinsurer. At present the reinsurer with the largest share of our operations is below 29% of total. In addition, we follow the SUSEP provisions about reinsurers that we operate, mainly the item about “solvency rating, issued by a rating agency”, with the following minimum levels:

Rating agency	Minimum required level
Standard & Poors	BBB-
Fitch	BBB-
Moody's	Baa3
AM Best	B+

k)	Reinsurance

Expenses and revenue reinsurance premiums ceded are recognized in the period when they occur, according to the accrual basis, with no offset of assets and liabilities related to reinsurance except in the event there is contractual provision for the offset of accounts between the parties. Analyses of reinsurance programs are made anticipating the current needs of the company, maintaining the necessary flexibility, in case of changes in management strategy in response to several scenarios to which it may be exposed.

With the approval of the Supplementary Law No. 126 of January 15, 2007, the reinsurance market was opened with the creation of three categories of companies authorized to operate in Brazil: local, admitted and occasional. The transition to the new market was made progressively, maintaining the priority right of local reinsurance companies at 60% of premiums ceded by insurance companies until January 2010; after this period, this percentage may be reduced to 40%. From March 31, 2011, this percentage of 40% shall be obligatory ceded to local reinsurance.

Reinsurance Assets

The amounts appropriated to reinsurance asset are estimated recoverable rights of reinsurers arising from losses incurred. Such assets are evaluated based on risk assignment contracts, and for cases of losses effectively paid, they are revaluated after 365 days as to the possibility of their non-recovery, in case of doubts, such assets are reduced by recognizing an allowance for losses with reinsurance.

Reinsurance ceded

The company cedes in the normal course of its businesses, reinsurance premiums to cover losses on underwriting risks to its insureds and they are in compliance with the operational limits established by the regulating authority. In addition to proportional contracts, non-proportional contracts are also entered into for transferring a portion of the responsibility to the reinsurance company for losses that will be materialized after a certain level of losses in the portfolio. Not proportional reinsurance premiums are appropriated to the prepaid expenses group and realized in the group of other operating expenses according to the  effectiveness period of the contract on a daily accrual basis.

a) Receivables from reinsurance operations
12/31/2010
Unsettled claims	1,048
Claims occurred but not reported	134
Advance of reinsurance premiums	12
Recovery of losses	185
Recovery of selling expenses	27
Other reinsurance receivables	7
Total	1,413

b) Prepaid reinsurance premiums
12/31/2010
Unearned premiums	390
Total	390

c) Reinsurance expenses
12/31/2010
Reinsurance premiums	133
Reinsurance claims	1
Total	134

d) Revenue from sales of reinsurance
12/31/2010
Reinsurance commission	59
Total	59

l)	Regulatory Authorities

Insurance, Pension and Capitalization operations are regulated by the National Council of Private Insurance and the Superintendency of Private Insurance. These authorities are responsible for regulating the market, and consequently for assisting in the mitigation of risks inherent in the business.

CNSP is the regulatory authority of insurance activities in the country, created by the Decree-Law No. 73, of November 21, 1966. The main attribution of CNSP, at the time of its creation, was to set out the guidelines and rules of the governmental policy on private insurance and capitalization segments, and with the enactment of Law No. 6,435, of July 15, 1977 (revoked by supplementary Law No. 109/01), its attributions included Private Pension Plans of public companies.

SUSEP is the authority responsible for controlling and overseeing the insurance, open private pension, capitalization and reinsurance markets.  An agency linked to the Ministry of Finance, it was created by the Decree-Law No. 73, of November 21, 1966, which also created the National System of Private Insurance, of which the National Council of Private Insurance (CNSP), IRB Brasil Resseguros S.A. (IRB Brasil), the companies authorized to have private insurance and capitalization operations and the open private pension companies.

m)	Capital for Insurance Activity

SUSEP, following the worldwide trend towards the strengthening of the insurance market, disclosed on December 26, 2006 the CNSP Resolutions Nos. 155 and 158, amended by CNSP Resolutions Nos. 178 of December 28, 2007, and No. 200 of December 16, 2008, and Circular No. 355 of December 14, 2007. The regulations provide for the rules on regulatory capital required for authorization and operation of insurance, private pension and capitalization companies, and rules for the allocation of capital from underwriting risk for several insurance lines.

Noteworthy is the fact that the adjusted stockholders’ equity of ITAU UNIBANCO HOLDING companies exclusively engaged in insurance activities is higher than the required regulatory capital.

NOTE 30 – FAIR VALUE OF FINANCIAL INSTRUMENTS

In cases where prices quoted in the market are not available, fair values are based on estimates by using discounted cash flows or other evaluation techniques. These techniques are significantly affected by the adopted assumptions, including the discount rate and estimate of future cash flows.  The estimated fair value achieved through these techniques cannot be substantiated by comparison with independent markets and, in many cases, it cannot be realized in the immediate settlement of the instrument.

The following table summarizes the carrying and estimated fair values for financial instruments:

	12/31/2010
	Carrying value	Estimated fair value
Financial assets
Cash and cash equivalents and Central Bank compulsory deposits	95,948	95,948
Interbank deposits	14,835	14,843
Securities purchase under agreements to resell	88,682	88,682
Financial assets held for trading (*)	115,497	115,497
Financial assets designated at fair value through profit or loss (*)	306	306
Derivatives (*)	7,777	7,777
Available-for-sale financial assets (*)	44,539	44,539
Held-to-maturity financial assets	3,170	3,774
Loan operations	275,493	275,684
Other financial assets	40,733	40,733
Financial liabilities
Deposits	202,688	202,608
Securities sold under repurchase agreements	199,657	199,657
Financial liabilities held for trading (*)	1,335	1,335
Derivatives (*)	5,671	5,671
Interbank market	62,599	62,542
Institutional market	44,513	44,419
Liabilities for capitalization plans	2,603	2,603
Other financial liabilities	41,012	41,012
Off-balance sheet instruments
Commitments to extend credit	-	425
Standby letters of credit and pledged guarantees	-	112
(*) These assets and liabilities are recorded in the balance sheet at their Fair Value.

The methods and assumptions adopted to estimate the fair value are defined below:

a)
Cash and Cash Equivalents and Central Bank Compulsory Deposits Securities Purchased Under Agreements to Resell and Other Financial Assets -  The carrying amount presented for these instruments in the consolidated balance sheet is close to their fair value.

b)	Interbank Deposits – We estimate the fair values of interbank investments by deducting the estimated cash flows and adopting the market interest rates.

c)
Financial Assets Held for Trading, including Derivatives (Assets and Liabilities), Available-for-sale Financial Assets and Held-to-Maturity Financial Assets – Under usual conditions, the prices quoted in the market are the best indicators of the fair values of financial instruments.  However, not all instruments have liquidity or quotations and, in such cases, the adoption of present value estimates and other pricing techniques are required.  The fair value of government securities is determined based on the interest rates provided by third parties in the market and they are validated by tracing them to the information supplied by ANDIMA. The fair values of corporate debt securities are computed by adopting criteria similar to those applied to interbank deposits, as described above. The fair values of shares are computed based on their prices quoted in the market. The fair values of derivative financial instruments were determined as follows:

•
Swaps: Their cash flows are discounted at present value based on yield curves that reflect the appropriate risk factors. These yield curves may be drawn mainly based on the exchange price of derivatives at BM&F, of Brazilian government securities in the secondary market or derivatives and securities traded abroad. These yield curves may be used to obtain the fair value of currency swaps, interest rates swaps and swaps based on other risk factors (commodities, stock exchange indices, etc.)

•	Futures and Forwards: quotations in stock exchanges or criteria identical to those applied to swaps;

•
Options: Their fair values are determined based on mathematical models (such as Black & Scholes) that are fed with implicit volatility data, interest rate yield curve and fair value of the underlying asset. Current market prices of options are used to compute the implicit volatilities.  All these data are obtained from different sources (usually Bloomberg).

•
Loan: Inversely related to the probability of default (allowance for loan losses) in a financial instrument subject to credit risk. The process of adjusting the market price of these spreads is based on the differences between the yield curves with no risk and the yield curves improved by credit.

d)
Loan Operations – The fair value is estimated based on groups of loans with similar financial and risk characteristics, using valuation models.  The fair value of fixed-rate loans was determined by discounting estimated cash flows, applying interest rates close to our current rates for similar loans. For the majority of loans at floating rate, the carrying amount was considered close to their fair value.   The fair value of loan and lease operations not overdue was calculated by discounting the expected payments of principal and interest through maturity, at the aforementioned rates.  The fair value of overdue loan and lease transactions was based on the discount of estimated cash flows, using a rate proportional to the risk associated to the estimated cash flows, or on the underlying guarantee amount. The assumptions related to cash flows and discount rates are determined with the use of information available in the market and the borrower’s specific information.

e)
Interest-bearing and non-interest bearing financial liabilities: Deposits and Securities Sold Under Repurchase Agreements, Financial Liabilities Held for Trading, Funds for Interbank Market, Funds from Institutional Market, Liabilities for capitalization plans and Other financial liabilities

And for:

•	Non-interest bearing deposits: The fair value of demand deposits is equal to the amount payable on the reporting date, which is equal to the carrying amount.

•
Interest-bearing deposits – Interest-bearing financial liabilities – The fair value of time deposits with floating rate was considered close to their carrying amount. The fair value of time deposits at fixed rate was estimated with the use of calculation of discounted cash flow, with the adoption of the interest rate we offer on the respective balance sheet date. The carrying amount of deposits received under securities repurchase agreements, commercial lines and other short-term loan liabilities are close to the fair value of such instruments. The fair value of other long-term liabilities is estimated using cash flows discounted at the interest rates offered in the market for similar instruments. These interest rates are obtained from different sources (usually Bloomberg), from which the risk-free yield curve and the risk-free spread traded for similar instruments are derived.

f)
Financial instruments related to credit – The fair value of commitments for credit grant was estimated based on the rates currently charged for entering into similar agreements, considering the remaining term of the agreement and the credit quality of the counterparts. The fair value of standby letters of credit, commercial letters and guarantees was based on commissions currently charged in similar agreements or at the cost estimated to settle the agreements, or otherwise the settle the obligations with the counterparties.  The fair value of derivatives includes in financial assets/liabilities at fair value through income or in other liabilities, as described in Note 2.4i and presented in Notes 7 and 30. See Note 8 for the notional amount and estimated fair value of our derivative financial instruments.

The entity should rank the fair value measurements using a fair value hierarchy that reflects the significance of inputs adopted in the measurement process.

Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets an active market is a market in which transactions for the asset or liability being measured occur often enough and with sufficient volume to provide pricing information on an ongoing basis.

Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly or indirectly. Level 2 generally includes: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or price quotations vary substantially either over time or among market makers, or in which little information is released publicly; (iii) inputs other than quoted prices that are observable for the asset or liability (for example, interest rates and yield curves observable at commonly quoted intervals, volatilities, etc.); (iv) inputs  that are mainly derived from or corroborated by observable market data through correlation or by other means.

Level 3: Inputs are unobservable for the asset or liability.  Unobservable information  shall be used to measure fair value to the extent that observable information is  not available, thus allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

Securities: Financial assets held for trading, at fair value through profit and loss and available for sale.

Level 1: Highly-liquid securities with prices quoted in an active market are classified into Level 1 of the fair value hierarchy. This classification level includes most of the Brazilian Government Securities (mainly LTN, LFT, NTN-B, NTN-C and NTN-F), other foreign government securities, shares and debentures traded at stock exchanges and other securities traded in an active market.

Level 2: In the cases in which the pricing information is not available for a specific security, the assessment is usually based on prices quoted in the market for similar instruments, pricing information obtained through pricing services, such as Bloomberg, Reuters and brokers (only when the prices represent actual transactions) or discounted cash flows, which use information from assets actively traded in an active market. These securities are classified into Level 2 of the fair value hierarchy and are composed of certain Brazilian government securities, debentures and some government securities quoted in a less-liquid market in relation to those classified into Level 1, and some share prices in investment funds. Itaú Unibanco Holding does not hold positions in alternative investment funds or private equity funds.

Level 3: In cases in which there is no pricing information in an active market, Itaú Unibanco Holding uses internally developed models, from curves generated according to the proprietary model. The Level 3 classification includes some Brazilian government securities (mainly NTN-I and TDA falling due after 2024, NTN-A1 and CVS), Promissory Notes and securities that are not usually traded in an active market, CRIs.

Derivatives:

Level 1: Derivatives traded in stock exchanges are classified in level 1 of the hierarchy.

Level 2: For derivatives not traded in stock exchanges, Itaú Unibanco Holding estimates the fair value by adopting a number of techniques, such as Black & Scholes, Garman & Kohlhagen, Monte Carlo or even the discounted cash flow models usually adopted in the financial market. Derivatives included in level 2 are credit default swaps, cross currency swaps, interest rates swaps, plain vanilla options, certain forwards and generally all swaps. All models adopted by Itaú Unibanco Holding are widely accepted in the financial services industry and reflect all derivative contractual terms. Considering that many of these models do not comprise a high level of subjectivity, since the methodologies adopted in the models do not require major decisions and information for the model are promptly observed in the actively quoted markets, these products were classified in level 2 of the measurement hierarchy.

Level 3: The derivatives with fair values based on non-observable information in an active market were classified into Level 3 of the fair value hierarchy, and are composed of exotic options, certain swaps indexed to non-observable information, and swaps with other products, such as swap with option and target flow, credit derivatives and futures of certain commodities. These operations have their pricing derived from a range of volatility using the basis of historical volatility.

All aforementioned evaluation methodologies may result in a fair value that may not be an indication of the net realizable value or future fair values. However, Itaú Unibanco Holding believes that all methodologies used are appropriate and consistent with the other market participants. Regardless of this fact, the adoption of other methodologies or different presuppositions to estimate fair value may result in different fair value estimates at the reporting date.

Level distribution

The following table presents the breakdown of Risk Levels at December 31, 2010 for financial assets held for trading, available-for-sale financial assets, Financial assets designated at fair value through profit or loss and Financial liabilities held for trading.

	12/31/2010
	Level 1	Level 2	Level 3	Total
Financial assets held for trading	100,445	14,893	159	115,497
Investment funds	-	1,748	-	1,748
Brazilian government securities	86,422	277	-	86,699
Brazilian external debt bonds	666	-	-	666
Government securities - abroad	9,036	317	-	9,353
Argentina	293	-	-	293
United States	8,714	-	-	8,714
Mexico	29	-	-	29
Chile	-	248	-	248
Uruguay	-	24	-	24
Russia	-	45	-	45
Corporate securities	4,321	12,551	159	17,031
Shares	3,208	40	-	3,248
Securitized real estate loans	-	439	157	596
Bank Deposit Certificates	-	8,932	-	8,932
Debentures	1,112	1,688	-	2,800
Eurobonds and other	-	1,452	-	1,452
Other	1	-	2	3
Available-for-sale financial assets	18,898	23,994	1,647	44,539
Investment funds	-	770	-	770
Brazilian government securities	9,753	6	320	10,079
Brazilian external debt bonds	4,720	-	-	4,720
Government securities - abroad	679	3,880	-	4,559
United States	679	-	-	679
Denmark	-	2,016	-	2,016
Spain	-	734	-	734
Korea	-	236	-	236
Chile	-	453	-	453
Paraguay	-	256	-	256
Uruguay	-	185	-	185
Corporate securities	3,746	19,338	1,327	24,411
Shares	624	4,500	-	5,124
Securitized real estate loans	-	6,913	62	6,975
Bank Deposit Certificates	-	559	-	559
Debentures	3,122	3,512	-	6,634
Eurobonds and other	-	3,843	-	3,843
Promissory Notes	-	-	1,265	1,265
Other	-	11	-	11
Financial assets designated at fair value through profit or loss	-	306	-	306
Brazilian government securities	-	306	-	306
Financial liabilities held for trading	-	(1,335)	-	(1,335)
Structured notes	-	(1,335)	-	(1,335)

The following table presents the breakdown of Risk Levels at December 31, 2010 for our derivative.

	12/31/2010
	Level 1	Level 2	Level 3	Total
Derivatives - Assets	-	7,292	485	7,777
Options	-	1,696	56	1,752
Forwards	-	2,096	-	2,096
Swap – Differential receivable	-	2,932	5	2,937
Credit derivatives	-	-	261	261
Other derivatives	-	568	163	731
Derivatives - Liabilities	(46)	(5,290)	(335)	(5,671)
Options	-	(1,899)	(188)	(2,087)
Forwards	-	(1,191)	-	(1,191)
Swap – Differential payable	-	(2,007)	(6)	(2,013)
Credit derivatives	-	(10)	(119)	(129)
Futures	(46)	-	(9)	(55)
Other derivatives	-	(183)	(13)	(196)

Level 3 Recurring Fair Value Measurements

The tables below include the changes in balance sheet amounts related to the year ended December 31, 2010, for financial instruments ranked by Itaú Unibanco Holding in Level 3 of the assessment hierarchy.

Level Distribution

The table below shows the breakdown of Risk Levels at December 31, 2010 for our held-for-trading and available-for-sale financial assets.

	Fair value in the Opening Balance Sheet	Total gains or losses (realized/ unrealized)	Purchases, issues and settlements	Transfers in and/or out of Level 3	Fair value at 12/31/2010	Total gains (losses) related to assets and liabilities still held at the report date
Held-for-trading financial assets	561	1	(403)	-	159	2
Government securities - other countries	-	-	-	-	-	-
Corporate securities	561	1	(403)	-	159	2
Securitized real estate loans	-	1	156	-	157	2
Promissory Notes	561	-	(561)	-	-	-
Other	-	-	2	-	2	-
Available-for-sale financial assets	2,086	2	(441)	-	1,647	(1)
Brazilian government securities	334	-	(14)	-	320	(1)
Corporate securities	1,752	2	(427)	-	1,327	-
Securitized real estate loans	126	-	(64)	-	62	-
Promissory Notes	1,626	2	(363)	-	1,265	-
Derivatives - Assets	504	56	(75)	-	485	(55)
Options	177	30	(151)	-	56	-
Swap – Differential receivable	-	-	5	-	5	-
Target flow of swap	186	-	(186)	-	-	-
Swaps with target flow	49	-	(49)	-	-	-
Credit derivatives	15	87	159	-	261	3
Other derivatives	77	(61)	147	-	163	(58)
Derivatives - Liabilities	(629)	373	(79)	-	(335)	10
Options	(249)	83	(22)	-	(188)	45
Swap – Differential payable	(6)	-	-	-	(6)	(5)
Target flow of swap	(140)	-	140	-	-	-
Swaps with target flow	(90)	-	90	-	-	-
Credit derivatives	(106)	80	(93)	-	(119)	(6)
Futures	(9)	227	(227)	-	(9)	(11)
Other derivatives	(29)	(17)	33	-	(13)	(13)

Derivative financial instruments classified in Level 3 at January 1, 2010 correspond to a small volume of exotic options and illiquid plain-vanilla swaps. In 2007, we started trading foreign currency swaps with additional characteristics, such as leverage, thresholds and others. From the end of the third quarter on 2008, as a consequence of the significant devaluation of the Real against the main foreign currencies, the market became quite illiquid for these swaps, and, accordingly, these instruments were classified in Level 3.

There were no significant transfers between Level 1 and Level 2 in 2010.

There were no transfers to and from Level 3 in relation to the other levels in 2010.

NOTE 31 – CONTINGENCIES AND OTHER COMMITMENTS

In the ordinary course of its businesses, ITAÚ UNIBANCO HOLDING is involved in contingencies that may be classified as follows.

a) Contingent Assets: there are no contingent assets recorded.

b) Contingent Liabilities:  The criteria to quantify contingencies are adequate in relation to the specific characteristics of civil, labor and tax lawsuits portfolios, as well as other risks.

-	Civil lawsuits

Collective lawsuits (related to claims considered similar and which each individual amount is not considered significant): contingencies are determined on a monthly basis and the expected amount of losses is accrued according to statistical references that take into account the type of lawsuit and the characteristics of the legal body (Small Claims Court or Regular Court).

Individual lawsuits (related to claims with unusual characteristics or involving significant amounts): determined from time to time, based on the amount claimed and the likelihood of loss, which, in turn, is estimated according to the “de facto” and “de jure” characteristics related to such lawsuit. The amounts considered probable losses are accrued.

Contingencies usually arise from revision of contracts and compensation for property damage and pain and suffering; most of these lawsuits are filed in the Small Claims Court and therefore limited to 40 minimum monthly wages. The bank is also party to specific lawsuits over alleged understated inflation adjustments to savings accounts in connection with economic plans.

The case law at the Federal Supreme Court is favorable to banks in relation to an economic phenomenon similar to savings, as in the case of adjustment to time deposits and contracts in general. Additionally, the Superior Court of Justice has recently decided that the term for filing public civil actions over understated inflation is five years. In view of such decision, some of the lawsuits may be dismissed because they were filed after the five-year period.

In the accounting books no amount is recognized in relation to Civil Lawsuits which represent possible losses, which have a total estimated risk of R$ 764, these refer to claims for compensation or collection, the individual amounts of which are not significant, and this total does not there are values resulting from participation in Joint Ventures.

-	Labor claims

Collective lawsuits (related to claims considered similar and with individual amounts not considered significant): the expected amount of loss is determined and accrued monthly by the moving average of payments in relation to lawsuits settled in the last 12 months, plus the average cost of fees. These are adjusted to the amounts deposited as guarantee for their execution when realized.

Individual lawsuits (related to claims with unusual characteristics or involving significant amounts): determined from time to time, based on the amount claimed and the likelihood of loss, which, in turn, is estimated according to the “de facto” and “de jure” characteristics related to such lawsuit. The amounts considered probable losses are accrued.

Contingencies are related to lawsuits in which alleged labor rights based on labor legislation specific to the related profession, such as overtime, salary equalization, reinstatement, transfer allowance, pension plan supplement and other, are discussed.

-	Other Risks

These are quantified and accrued mainly based on the evaluation of rural credit transactions with joint liability and FCVS (salary variations compensation fund) credits assigned to Banco Nacional.

The table below shows the changes in the respective provisions for contingent liabilities and the respective escrow deposits balances:

	01/01 to 12/31/2010
	Civil	Labor	Other	Total
Opening balance	2,394	3,156	184	5,734
(-) Contingencies guaranteed by indemnity clauses (Note 2.4)	(99)	(573)	-	(672)
Subtotal	2,295	2,583	184	5,062
Financial/Charges	141	77	-	218
Changes in the period reflected in results	1,184	804	(11)	1,977
Increase (1)	1,801	905	-	2,706
Reversal	(617)	(101)	(11)	(729)
Payment	(955)	(591)	-	(1,546)
Subtotal	2,665	2,873	173	5,711
(+) Contingencies guaranteed by indemnity clauses (Note 2.4)	309	1,113	-	1,422
Closing balance (2)	2,974	3,986	173	7,133
Escrow deposits at 12/31/2010	1,543	1,513	-	3,056
(1) Civil provisions include the provision for economic plans amounting to R$ 708.
(2) Includes amounts arising from interests in joint ventures represented by civil and labor lawsuits, which amounted to R$ 4 and R$ 16.

-	Tax and social security lawsuits

Contingencies are equivalent to the principal amount of taxes involved in administrative or judicial disputes, subject to tax assessment notices, plus interest and, when applicable, fines and charges. The amount is accrued when it involves a legal liability, regardless of the likelihood of loss, that is, a favorable outcome to the institution is dependent upon the recognition of the unconstitutionality of the applicable law in force. In other cases, a provision is set up whenever the loss is considered probable.

The table below shows the changes in the provisions and respective escrow deposits for Tax and Social Security lawsuits balances:

	01/01 to 12/31/2010
Provision	Legal liability	Contingencies	Total
Opening balance	6,280	1,510	7,790
(-) Contingencies guaranteed by indemnity clauses	-	(35)	(35)
Subtotal	6,280	1,475	7,755
Financial Charges	345	92	437
Changes in the period reflected in results	402	664	1,066
Increase	786	934	1,720
Reversal	(384)	(270)	(654)
Payment	(1,935)	(110)	(2,045)
Subtotal	5,092	2,121	7,213
(+) Contingencies guaranteed by indemnity clauses	-	44	44
Closing balance (*)	5,092	2,165	7,257
(*) Includes amounts arising from interests in joint ventures represented by Legal liability and Contingencies , which amounted to R$ 2 and R$ 14.

	01/01 to 12/31/2010
Escrow Deposits	Legal liability	Contingencies	Total
Opening balance	3,439	1,638	5,077
Appropriation of income	208	87	295
Changes in the period	18	(713)	(695)
Deposited	111	385	496
Withdrawals	(71)	(1,075)	(1,146)
Conversion into income (*)	(22)	(23)	(45)
Closing balance	3,665	1,012	4,677
(*) ITAÚ UNIBANCO HOLDING and its subsidiaries adhered to the Program for Cash or Installment Payment of Federal Taxes, established by Law No. 11,941, of May 27, 2009. The program included the debits administered by the Federal Reserve Service of Brazil and the General Attorney’s Office of the National Treasury past due before November 30, 2008. In the period, the proposition included in this program was the increase in the PIS and COFINS calculation basis, as set forth by paragraph 1 of article 3 of Law No. 9,718 of November 27, 1998, classified as legal liabilities. The net effect in results was R$ 144 recorded in Other Revenue.

The main discussions related to Legal Obligations are described as follows:

•
PIS and COFINS – Calculation basis – R$ 2,355: we defend the levy of contributions only on revenue, understood as the revenue from sales of assets and services. The escrow deposit balance totals R$ 962.

•
CSLL – Isonomy – R$ 810, the law increased the CSLL rate for financial and insurance companies to 15%, keeping the 9% tax rate for the other companies. We discuss the lack of constitutional support for this measure and, due to the principle of isonomy, we defend the levy at the regular rate of 9%. The escrow deposit balance totals R$ 179.

•
IRPJ and CSLL – Taxation of profits earned abroad – R$ 459: we discuss the calculation basis for levy of these taxes on profits earned abroad and the non-applicability of Regulatory Instruction SRF No. 213-02 in which it exceeds the suitability of the legal text. The escrow deposit balance totals R$ 457.

•
PIS – R$ 368 - Principles of anteriority, anteriority over 90 days and non-retroactivity: we request the rejection of Constitutional Amendments No. 10/96 and 17/97 in view of the principle of anteriority and non-retroactivity, aiming at the payment base on Supplementary Law No. 07/70. The corresponding escrow deposit totals R$ 61.

In the accounting books no amount is recognized in relation to Tax and Social Security Lawsuits with likelihood of loss possible, which total an estimated risk of R$ 4,657. The main discussions are as follows:

•	IRPJ, CSLL, PIS and COFINS – request for offset dismissed - R$ 860: cases in which the liquidity and the offset credit certainty are discussed.

•
IRPJ/CSLL - Losses and discounts on receipt of credits – R$ 582: we defend that these are necessary operating expenses and deductible for the losses in loan operations and discounts upon their renegotiation and recovery, as provided for the Law.

•
ISS – Banking Institutions – R$ 425: these are banking operations, which revenue may not be interpreted as price per service rendered, and/or arise from activities not listed under a Supplementary Law.

•	INSS – Non-compensatory amounts – R$ 378: we defend the non-taxation of these amounts, mainly profit sharing, transportation vouchers and sole bonus.

•	IRPJ, CSLL, PIS and COFINS – Usufruct of quotas and shares - R$ 332: we discuss the adequate accounting and tax treatment for the amount received due to the onerous recognition of usufruct.

The amounts arising from interests in joint ventures represented to R$ 22.

c)	Receivables - Reimbursement of contingencies

The Receivables balance arising from reimbursements of contingencies totals R$ 1,784 (Note 19a), basically represented by the guarantee in the Banco Banerj S.A. privatization process occurred in 1997, in which the State of Rio de Janeiro created a fund to guarantee the equity recomposition in Civil, Labor and Tax Contingencies.

d)	Guarantee of voluntary resources

These are pledged in guarantee of voluntary resources related to contingent liability and are restricted, deposited or recorded in the amounts below:

12/31/2010
Securities (basically Financial Treasury Bills)	1,516
Deposits in guarantee	3,292

According to the opinion of the legal advisors, ITAÚ UNIBANCO HOLDING and its subsidiary companies are not involved in any other administrative proceedings or legal lawsuits that may significantly impact the results of its operations. The combined evaluation of all existing provisions for all contingent liabilities and legal liabilities, which are recognized through the adoption of statistical models for claims involving small amounts, and individual evaluation by internal and external legal advisors of other cases, showed that the accrued amounts are sufficient, as provided for CMN Resolution No. 3,823, of December 16, 2009, and BACEN Circular Letter No. 3,429, of February 11, 2010.

NOTE 32 – REGULATORY CAPITAL

Itaú Unibanco Holding is subject to regulation by the Central Bank of Brazil which issues directions and instructions regarding currency and credit policies for financial institutions operating in Brazil. The Central Bank also determines minimum capital requirements, fixed assets limits, lending limits, accounting practices and compulsory deposit requirements, and requires banks to comply with regulation based on the Basel Accord as regards to capital adequacy. Furthermore, the National Council of Private Insurance and SUSEP issues regulations on capital requirement which affect our insurance, pension plan and capitalization operations.

The Basel Accord requires banks to have a ratio of regulatory capital to risk exposure assets of a minimum of 8%. The regulatory capital is basically composed of two tiers:

•	Tier I: in general, certain capital, reserves and retained earnings, less certain intangibles.

•	Tier II: includes, among other items and subject to certain limitations, asset revaluation reserves, general allowance for losses and subordinated debt, and is limited to the amount of Tier I Capital.

However, the Basel Accord allows the regulatory authorities of each country to establish their own parameters for regulatory capital composition and to determine the portions exposed to risk. Among the main differences arising from the adoption of own parameter pursuant to the Brazilian legislation are the following: (i) the requirement of a ratio of regulatory capital to risk-weighted assets of at a minimum of 11%; (ii) certain risk-weighted factors attributed to certain assets and other exposures; (iii) the requirement that banks allocate a portion of their equity to cover operational risks, ranging from 12% to 18% of the average gross income from financial operations. In addition, accordance with Central Bank rules, banks shall calculate compliance with the minimum requirement:

•	Based on the consolidation of all financial subsidiaries regulated by the Central Bank, including branches and investments abroad, and

•
Based on full consolidation, considering all companies which are statutorily or operationally controlled by Itaú Unibanco Holding, regardless of whether they are regulated or not by the Central Bank or not.

Managements manages capital with the intention to meet the minimal capital requirements required by Brazil Central Bank. During the period we complied with all externally imposed capital requirements to which we are subject.

The following table summarizes the composition of regulatory capital, the minimum capital required and the Basel ratio computed in accordance with the Central Bank of Brazil, both on a financial institution consolidation basis and on a full consolidation basis.

	12/31/2010
	Financial institutions (partial consolidation)	Full consolidation
Regulatory capital
Tier I	60,192	62,240
Tier II	18,652	18,652
Other deductions required by Central Bank of Brazil	(173)	(173)
Total	78,671	80,719
Requirement for Coverage of Risk Exposures:
Credit	50,979	53,442
Market	997	954
Operational	2,746	3,129
Minimum Regulatory Capital Required	54,722	57,525
Excess of Regulatory Capital over Minimum Regulatory Capital Required	23,949	23,194
Exposure Weighted by Risk	497,468	522,952
Capital to risk-weighted assets ratio - %	15.8	15.4

The funds obtained through the issue of subordinated debt securities are considered capital Tier II for purposes of Capital to risk-weighted assets ratio, as follows:

Name of security	Issue	Maturity	Return p.a.	Principal
Subordinated euronotes	2nd half of 2001	August 2011	10.00%	457
Subordinated euronotes	August 2001	August 2011	4.25%	625
Subordinated CDB	March 2007	April 2012	103.5% of CDI	5,000
Subordinated CDB	May 2007	May 2012	104% of CDI	1,406
Subordinated CDB	July 2007	July 2012	CDI + 0.38%	422
Subordinated CDB	August 2007	August 2012	CDI + 0,38%	200
Subordinated CDB	October 2007	October 2012	IGPM + 7.31%	161
Subordinated CDB	October 2007	October 2012	IGPM + 7.35%	130
Subordinated CDB	October 2007	October 2012	103.8% of CDI	93
Subordinated CDB	October 2007	October 2012	CDI + 0.45%	450
Subordinated CDB	November 2007	November 2012	CDI + 0.35%	300
Subordinated CDB	December 2002	December 2012	102.5% of CDI	200
Subordinated CDB	December 2002	December 2012	102% of CDI	20
Subordinated CDB	January 2008	February 2013	CDI + 0.50%	880
Subordinated CDB	February 2008	February 2013	CDI + 0.50%	1,256
Subordinated CDB	1st quarter of 2008	1st quarter of 2013	CDI + 0.60%	817
Subordinated CDB	2nd quarter of 2008	2nd quarter of 2013	106% of CDI	29
Subordinated CDB	2nd quarter of 2008	2nd quarter of 2013	107% of CDI	19
Subordinated CDB	November 2003	November 2013	102% of CDI	40
Subordinated CDB	May 2007	May 2014	CDI + 0.35%	1,804
Subordinated CDB	August 2007	August 2014	CDI + 0.46%	50
Subordinated CDB	October 2007	October 2014	IGPM + 7.35%	33
Subordinated CDB	November 2008	October 2014	112% of CDI	1,000
Subordinated CDB	December 2007	December 2014	CDI + 0.60%	10
Preferred shares	December 2002	March 2015	3.04%	1,389
Subordinated CDB	January 2010	November 2015	113% of CDI	50
Subordinated CDB	3rd quarter of 2008	3rd quarter of 2015	119.8% of CDI	400
Subordinated CDB	January 2010	January 2016	114% of CDI	500
Subordinated CDB	1st quarter of 2010	1st quarter of 2016	110% of CDI	33
Subordinated CDB	1st quarter of 2010	1st quarter of 2016	111% of CDI	33
Subordinated CDB	1st quarter of 2010	1st quarter of 2016	113% of CDI	2,098
Subordinated CDB	March 2010	March 2016	IPCA + 7.33%	122
Subordinated financial bills	August 2010	August 2016	100% of CDI + 1.36%	365
Subordinated financial bills	September 2010	September 2016	112.5% of CDI	16
Subordinated CDB (1)	December 2006	December 2016	CDI + 0.47%	500
Subordinated financial bills	3rd quarter 2010	3rd quarter 2016	112% of CDI	1,804
Subordinated financial bills	October 2010	October 2016	112% of CDI	50
Subordinated CDB	March 2010	March 2017	IPCA + 7.45%	367
Subordinated financial bills	September 2010	September 2017	100% of IPCA + 7.2%	160
Subordinated financial bills	September 2010	September 2017	100% of IPCA + 7.0%	20
Subordinated financial bills	October 2010	October 2017	100% of IPCA + 6.95%	20
Subordinated financial bills	October 2010	October 2017	100% of IPCA + 6.97%	6
Subordinated euronotes	April 2010	April 2020	6.20%	1,730
Subordinated euronotes	September 2010	January 2021	5.75%	1,694
Eurobonds -Perpetual Non-cumulative Junior
Subordinated Securities (2)	July 2005	Not determined	8.70%	1,195
(1) Subordinated CDBs may be redeemed from November 2011;
(2) The debt may be fully redeemed only at the option of the issuer from July 29, 2010 or at each subsequent payment.

NOTE 33 – BUSINESS SEGMENT INFORMATION

Our four operational and reporting segments are: Commercial Bank, Itaú BBA, Consumer Credit, and Corporation and Treasury.

We are a banking institution that offers its clients a wide range of financial products and services. Our current business segments are described below:

•	Itaú Unibanco – Commercial Bank

Our Commercial Bank segment provides a broad range of banking services to a diversified client base of individuals and companies, among which are the following:  retail clients (individuals and very small companies), high net worth clients, private banking clients, and small and middle-sized companies.

The products and services provided by the Commercial Bank include insurance, private pension and capitalization plans, credit cards, asset management and loans, among others. The segment provides solutions specifically developed to meet the demand of clients, devising marketing strategies appropriate to each of the different profiles and using the most convenient distribution channels. Accordingly, we are constantly seeking to increase the number of products used by clients, diversifying our sources of income. The segment is an important source of funding to our operations and provides significant interest income and banking services.

•	Itaú Unibanco - Itaú BBA

Our segment responsible for banking operations of large companies and investment banking services is named Itaú BBA. Itaú BBA offers a wide range of products and services to the biggest economic groups of Brazil.  The management model of Itaú BBA is focused on the development of close relationships with its clients, gaining a deep knowledge of their needs and providing customized solutions. The investment banking activities comprise the provision of funds to the corporate segment that are raised through fixed and variable income instruments. In addition, it performs activities of mergers and acquisitions.

•	Itaú Unibanco – Consumer Credit

The Consumer Credit segment is responsible for the development of our strategy of increasing the range of financial products and services beyond the universe of clients who are account holders. Thus the consumer credit segment comprises vehicle financing services provided by units other than the branch network, credit cards to clients who are not account holders, and credit to the low income population. The business of the vehicle financing operation comprises: new vehicles, used vehicles, heavy vehicles and motorcycles. The integration of the operations of Itaú and Unibanco showed a strong complementarity of businesses, a competitive advantage that we are increasing by intensifying the combined operations, exchanging expertise between teams and seeking a higher operational efficiency. The credit approval process of vehicle operations is based on scoring models that provides prompt approval of credit proposals from our clients, using the Internet to process these proposals with security and efficiency.

•	Itaú Unibanco – Corporation and Treasury

Our Corporation and Treasury segment basically shows the interest income associated with our capital surplus, subordinated debt surplus and the net balance of tax credits and debits, as well as the net interest income from the trading of financial assets through proprietary positions (desks), management of currency gaps, interest rates gaps and other risk factors, arbitrage opportunities in the foreign and domestic markets, and mark to market of financial assets. In this column, we also show the effect of nonrecurring items that are not considered in the managerial statement of income of the other respective segments.

Basis of presentation of business segment information

Business segment information is prepared based on the reports used by top management to assess the segments' performance and to make decisions regarding the allocation of funds for investment and other purposes.

The top management of Itaú Unibanco Holding uses a variety of information for such purposes including financial and non-financial information that are measured on different basis including information prepared based on accounting practices adopted in Brazil on adjusted basis.

The segment information has been prepared following accounting practices adopted in Brazil modified for the adjustments described below. Financial segment information differs from accounting practices adopted in Brazil because: (i) it includes recognition of the impact related to allocated capital using a proprietary model; (ii) it presents net interest income using managerial criteria. The main impacts are:

Allocated Capital to each segment

Book value of stockholders' equity and subordinated debt were replaced by funding at estimated market price, and interest income and expense were allocated to different segments, based on Tier I Capital, following a proprietary model, with the excess of capital and subordinated debt being allocated to the Corporation and Treasury segment. The tax effects of payments of interest on capital by each segment have been reverted and reallocated to the segments in amounts proportional to the amount of the Tier I capital. Equity in earnings (losses) of unconsolidated companies which are not related to each segment and noncontrolling interest were allocated to the Corporation and Treasury segment.

Net Interest Income

We adopt a strategy to manage the foreign exchange risk from subsidiaries outside Brazil in order to economically hedge against impacts on our results arising from variation in exchange rates. In order to achieve this objective, we use derivative instruments to hedge against such foreign currency risk. We do not apply hedge accounting to account for those derivatives and we record them at fair value with gains and losses in income.

Our hedging strategy considers all related tax effects, either (i) the non-taxation when the Real appreciates or non-deductibility when the Real devaluates of the exchange variation on the investments abroad, and (ii) the taxation and deductibility of the gains and losses on derivative financial instruments. When the parity of the Real against foreign currencies is considerable, there is a significant impact on several financial statements items.

As result of the above, we adopt a managerial statement of income that we also used in the presentation of segment information. The managerial statement of income is prepared by making reclassifications to the financial statements according to the accounting practices adopted in Brazil. We reclassify in the managerial statements of income the tax effects of the hedge of these investments abroad, which are presented in tax expenses (PIS and COFINS) and Income Tax and Social Contribution.

Additionally, the financial margin has, for each operation, allocation of its opportunity cos.

In the Adjustments and Reclassifications column, we present the effects of differences between the accounting principles followed for the presentation of segment information, which are based on accounting practices adopted in Brazil adjusted as described above, and the policies used in the preparation of these consolidated financial statements according to IFRS.

Accumulated 2010	COMMERCIAL BANK	ITAÚ BBA	CONSUMER CREDIT	CORPORATION + TREASURY	TOTAL	ADJUSTMENTS	IFRS CONSOLIDATED

Banking Product	41,126	6,400	15,727	6,463	69,663	(84)	69,579
Net interest (1)	27,064	4,601	9,405	3,611	44,662	1,341	46,003
Banking service fees	9,220	1,932	5,953	381	17,462	(358)	17,104
Income from insurance, pension plans and on capitalization	4,366	-	284	2,327	6,977	(2,194)	4,783
Other revenues	476	(133)	85	144	562	1,127	1,689
Losses on loans and claims	(9,540)	186	(3,913)	(1,268)	(14,535)	1,574	(12,961)
Expenses for allowance for loan losses	(10,804)	(182)	(4,932)	(18)	(15,936)	388	(15,548)
Recovery of loss previously written-off	2,889	368	1,019	-	4,276	(81)	4,195
Expenses for claims	(1,625)	-	-	(1,250)	(2,875)	1,267	(1,608)
Operating margin	31,586	6,586	11,814	5,195	55,128	1,490	56,618
Other operating income (expenses)	(22,779)	(2,721)	(8,169)	(2,307)	(35,969)	(2,620)	(38,589)
Non-interest expenses (2)	(20,678)	(2,378)	(7,154)	(2,182)	(32,386)	(2,321)	(34,707)
Tax expenses for ISS, PIS and COFINS and Other	(2,139)	(388)	(1,014)	(345)	(3,886)	(278)	(4,164)
Equity in earnings of affiliates	19	(6)	-	210	224	58	282
Other results	19	51	(1)	10	79	(79)	-
Net income before income tax and social contribution	8,807	3,865	3,645	2,888	19,159	(1,130)	18,029
Income tax and social contribution	(2,526)	(1,023)	(1,075)	(588)	(5,212)	(324)	(5,536)
Minority interest in subsidiaries	-	-	-	(970)	(924)	139	(785)
NET INCOME	6,281	2,842	2,570	1,330	13,023	(1,315)	11,708
(1) Includes interest and similar income and expenses R$ 41,079, dividend income R$ 223, net, gain (loss) from financial assets R$ 2,878 and liabilities and results from foreign exchange operations and exchange variation of transactions abroad R$ 1.823.

(2) Refers to general and administrative expenses including expenses depreciation R$ 1,166 and amortization R$ 1,023.

Total Assets (1)	531,903	209,988	93,829	69,719	755,112	(27,631)	727,481
Total Liabilities	511,153	197,266	85,624	46,787	690,503	(30,964)	659,539

(1) Includes::
Fixed, net	3,752	232	842	199	5,025	(223)	4,802
Intangible, net	2,648	10	603	23	3,285	(41)	3,244

Total Assets - 01/01/2010 (2)	424,079	153,086	74,538	56,121	608,273	(29,669)	578,604
Total Liabilities - 01/01/2010	410,845	140,577	67,410	34,768	554,049	(34,525)	519,524

(2) Includes:
Fixed, net	3,174	542	457	187	4,360	(182)	4,178
Intangible, net	3,661	1	71	15	3,748	(25)	3,723

The consolidated figures do not represent the sum of all parts because there are intercompany transactions that were eliminated only in the consolidated statements. Segments are assessed by top management, net of income and expenses between related parties.

The Management analyses the financial margin on net basis.

Information on Income by geographical area at December 31, 2010 is as follows:

	Brazil	Foreign	Total
Income from financial operations (*)	79,249	3,594	82,843
Non-current assets	7,456	590	8,046
(*) Includes interest and similar income, dividend income, net gains (loss) from financial assets and liabilities, results from foreign exchange operations and exchange variation of transactions abroad.

NOTE 34 – RELATED PARTIES

a)	Transactions between related parties are carried out at amounts, terms and average rates in accordance with normal market practices during the period, as well as under reciprocal conditions.

Transactions between companies included in consolidation (Note 2.4a) were eliminated from the consolidated financial statements and take into consideration the lack of risk.

The unconsolidated related parties are the following:

•
ITAÚSA, the parent company joint control of ITAÚ UNIBANCO HOLDING, its controlling companies and nonfinancial subsidiaries, especially: Itautec S.A., Duratex S.A., Elekeiroz S.A. and Itaúsa Empreendimentos S.A.;

•
Fundação Itaubanco, FUNBEP – Fundo de Pensão Multipatrocinado, Caixa de Previdência dos Funcionários do BEG (PREBEG), Fundação Bemgeprev, Itaubank Sociedade de Previdência Privada, UBB – Prev Previdência Complementar, and Fundação Banorte Manuel Baptista da Silva de Seguridade Social, closed-end private pension entities, that administer supplementary retirement plans sponsored by ITAÚ UNIBANCO HOLDING and/or its subsidiaries; and

•
Fundação Itaú Social, Instituto Itaú Cultural, Instituto Unibanco, Instituto Assistencial Pedro Di Perna, Instituto Unibanco de Cinema, and Associação Clube “A”, entities sponsored by ITAÚ UNIBANCO and subsidiaries to act in their respective areas of interest;

•
Jointly controlled entities Banco Investcred Unibanco S.A., Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento,  FAI Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento, FIC Promotora de Vendas Ltda. and Ponto Frio Leasing S.A. – Arrendamento Mercantil; and

•	The investee Porto Seguro S.A.

The transactions with these related parties are basically characterized by:

	ITAÚ UNIBANCO HOLDING CONSOLIDATED
	ASSETS (LIABILITIES)	REVENUE (EXPENSES)
	12/31/2010	01/01 to 12/31/2010
Interbank deposits	756	53
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	427	35
Porto Seguro S.A.	33	-
Banco Investcred Unibanco S.A.	9	-
Ponto Frio Leasing S.A. Arrendamento Mercantil	5	-
FAI Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento	282	18
Deposits	(93)	(16)
Duratex S.A.	(46)	-
Elekeiroz S.A.	(31)	-
Itautec S.A.	(8)	-
Porto Seguro S.A.	(2)	(16)
Ponto Frio Leasing S.A. Arrendamento Mercantil	(5)	-
Other	(1)	-
Repurchase agreements	(94)	(6)
Itaúsa Empreendimentos S.A.	(52)	-
Duratex S.A.	(8)	(2)
Elekeiroz S.A.	-	(2)
Itautec S.A.	(18)	-
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	-	(1)
FIC Promotora de Vendas Ltda.	(6)	-
Banco Investcred Unibanco S.A.	(9)	(1)
Other	(1)	-
Amounts receivable from (payable to) related companies	(108)	(77)
Itaúsa Investimentos S.A.	-	(63)
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	-	(13)
FAI Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento	-	(1)
Fundação BEMGEPREV	(13)	-
UBB Prev Previdência Complementar	(17)	-
Fundação Banorte Manuel Baptista da Silva de Seguridade Social	(79)	-
Other	1	-
Service revenue (expenses)	-	107
Porto Seguro S.A.	-	61
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	-	2
FAI Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento	-	20
Fundação Itaubanco	-	10
FUNBEP - Fundo de Pensão Multipatrocinado	-	3
UBB Prev Previdência Complementar	-	3
Other	-	8
Rent expenses	-	(29)
Itaúsa Investimentos S.A.	-	(1)
Fundação Itaubanco	-	(15)
FUNBEP - Fundo de Pensão Multipatrocinado	-	(8)
Paraná Companhia de Seguros	-	(4)
Other	-	(1)
Donation expenses	-	(44)
Instituto Itaú Cultural	-	(44)
Data processing expenses	-	(296)
Itautec S.A.	-	(296)

In addition to the aforementioned operations, ITAÚ UNIBANCO HOLDING and non-consolidated related parties, as an integral part of the Agreement for Apportionment of Common Costs of the Itaú Unibanco group, recorded in Other Administrative Expenses, the amount of R$ 17 in view of the use of the common structure.

b)	Compensation of the Management Key Personnel

Compensation for the period to key management members of Itaú Unibanco Holding consisted of:

12/31/2010
Compensation	294
Board of directors	3
Management members	291
Profit sharing	261
Board of directors	2
Management members	259
Contributions to pension plans	8
Board of directors	1
Management members	7
Stock option plan – Management members	128
Stock option plan - Employees	6
Total	697

Pursuant to the effective rules, financial institutions cannot grant loans or advances to the following:

a)
any individuals or companies that control the Institution or any entity under common control with the institution, or any executive officer, director, member of the fiscal council, or the immediate family members of these individuals;

b)	any entity controlled by the institution; or
c)	any entity in which the financial institution directly or indirectly holds more than 10% of the capital stock.

Therefore, no loan or advance is granted to any subsidiary, executive officer, director or family members.

Itaú Unibanco Holding has made donations regularly to Fundação Itaú Social, a charitable foundation whose objectives are: to create the “Programa Itaú Social” (Itaú Social Program), aimed at coordinating activities of interest to the community, supporting and developing social, scientific and cultural projects, mainly in the elementary education and health care areas; to support ongoing projects or initiatives, supported or sponsored by entities qualified under "Programa Itaú Social”. Itaú Unibanco is the founding partner and maintainer of Instituto Itaú Cultural - IIC, an entity whose purpose is the promotion and preservation of the Brazilian cultural heritage.

NOTE 35 – MANAGEMENT OF FINANCIAL RISKS

Credit Risk

Credit risk, pursuant to the Central Bank of Brazil Resolution No. 3,721, is defined as the possibility of incurring financial losses in connection with: (i) the breach by the borrower or counterparty of their respective financial obligations, (ii) the loss of value of a financial asset as result of the downgrade of the counterparty’s risk rating, (iii) the reduction in gains or income, concessions given on renegotiation of the financial assets and (iv) the costs of recovery.

Management of credit risk by ITAÚ UNIBANCO HOLDING is performed with the objective of maximizing the relationship between of its assets, maintaining the credit portfolio quality at levels considered appropriate for each market segment in which it operates. The strategy is focused in creating value to the stockholders at levels above a minimum risk-adjusted return.

ITAÚ UNIBANCO HOLDING establishes its credit policies considering internal and external factors. Among the internal factors, we highlight the client rating criteria, analysis of evolution of the portfolios, observed levels of default, actual rates of return, the quality of the portfolio quality and allocated economic capital. External factors are related to the economic environment in Brazil and abroad, including factors such as market share, interest rates, market default indicators, inflation, and increase (or decrease) in levels of consumer spending.

The process for making decisions and establishing the credit policy of ITAÚ UNIBANCO HOLDING is designed to achieve coordinated credit actions and to optimize business opportunities, through a structure of committees and commissions. With respect to retail lending, decisions about granting and managing the credit portfolio are made based on scoring models that are continuously monitored. With respect to wholesale lending, several committees are subordinated to the Management Committee responsible for credit risk management through a structure of levels of approval that ensures detailed analysis of the risk of the transaction, as well as provides the necessary timeliness and flexibility for the approval process.

1.	Credit risk measurement

1.1	Loans to customers and financial assets from financial institutions

Itaú Unibanco Holding takes into account three components to quantify the credit risk: the probability of default by the client or counterparty (PD), the estimated exposure in the event of default (EAD), and the potential for recovery on defaulted on credits (LGD). Measurement and assessment of these risk components is part of the process for granting credit and for managing the portfolio.

The credit risk rating of customers and of economic groups reflect their probability of default, and is a fundamental element in the process for measuring risk, because it is used to determine the credit limits. The following table shows the relationship between the risk levels of the internal models (Low, Medium, High, Impairment) of the group and the probability of default associated with each of these levels.

Internal Rating	PD
Strong	Low 4.44%
Satisfactory	Low 25.95%
Higher Risk	High 25.95%
Impairment	Corporate operations with PD high 31.84%
Operations past due for over 90 days
Renegotiated operations past due for over 60 days

The credit rating for wholesale transactions is based on information such as economic and financial condition of the potential borrower, , its cash-generating capabilities, the economic group to which it belongs, , the current and prospective situation of the economic sector in which it operates,  the collateral offered and the use of proceeds.

With respect to retail transactions (individuals and small and middle market companies), the rating is assigned based on statistical models of credit and behavior score. Extraordinarily, an individual analysis of specific cases may be performed, in which case credit approval follows the applicable approval levels.

1.2	Government and other debt instruments

Government securities and other debt instruments are classified according to their credit quality with the purpose of managing the credit risk exposures.

2.	Control risk limits

Itaú Unibanco Holding controls the exposure and concentration of credit risk by type of economic activity, geographical region, type of products and other variables that it deems relevant, through the establishment of maximum exposure limits considered acceptable, and the monitoring of early-warning alerts, such as overdue indicators and the pattern of use of credit limits. This process aims to align the strategies established by the organization considering changes in the credit scenario.

In addition, the group strictly controls the credit exposure of clients and counterparties, actively taking action to address situations in which the actual exposure exceeds the desired one. For that purpose, the loan contracts include provisions in certain circumstances such as right to demand early payment or requirement of additional collateral.

3.	Collateral and policies for mitigating credit risk

Itaú Unibanco Holding manages collateral in order to reduce the amount of losses on transactions that present credit risk. Collaterals are used in order to adjust the potential for credit recovery in the event of default and not to reduce the exposure from clients or counterparties.

Collaterals are an important credit risk management tool, and for this reason, they are only accepted when they meet the criteria established by the group.

Itaú Unibanco Holding manages the collaterals with the purpose of that any collateral kept is sufficient, that are legally valid, enforceable and that are periodically reassessed.

Itaú Unibanco Holding also uses credit derivatives, such as single name CDS, to mitigate the risk of its portfolios of loans and securities, These instruments are priced based on models that use the fair value of market inputs, such as credit spreads, recovery rates, correlations and interest rates.

Commitments to grant credit (e.g. overdraft limits, pre-approved limits, commitments to grant credit, standby letters of credit, and other guarantees) represent undrawn amounts of the value available in loans. The maximum exposure, considering the total utilization of the limits in shown in the table below. The limits are continually monitored and changed according to costumer behavior. Thus, the potential loss values represent a fraction of the amount available.

4.	Policies on recognition of allowance for loan losses

The policies for recognition of allowance for loan losses adopted by Itaú Unibanco Holding are aligned with the guidelines of IFRS. As a result, a allowance for loan losses are recognized as from the moment where there are indications of the impairment of the portfolio and take into account a horizon of loss appropriate for each type of transaction. We consider impaired loans overdue for more than 90 days, renegotiated loans overdue more than 60 days and corporate loans below a specific internal rating. Loans are written-down 360 days after such loans being past due or 540 days of being past due in  the case of loans with original maturities over 36 months.

5.	Credit risk exposure

	Brazil	Abroad	Total
Interbank deposits	4,684	10,151	14,835
Securities purchased under agreements to resell	87,396	1,286	88,682
Financial assets held for trading	101,815	13,682	115,497
Financial assets designated at fair value through profit or loss	-	306	306
Derivatives	5,571	2,206	7,777
Available-for-sale financial assets	19,602	24,937	44,539
Held-to-maturity financial assets	2,478	692	3,170
Loan operations	241,479	54,008	295,487
Other financial assets	35,639	5,094	40,733
Off Balance	214,962	7,074	222,036
Endorsements and sureties	36,510	1,864	38,374
Letters of credit	8,628	-	8,628
Commitments to be released	169,824	5,210	175,034
Real estate loan	9,064	-	9,064
Overdraft accounts	82,299	-	82,299
Credit card	72,034	522	72,556
Other pre-approved limits	6,427	4,688	11,115
Total	713,626	119,436	833,062

The table below presents the maximum exposure at December 31, 2010, without considering any collateral received or any other credits improvements added.

For assets recognized in the balance sheet, the exposures presented are based on its carrying amounts. This analysis only includes financial assets subject to credit risk and excludes non-financial assets.

For guarantees (endorsements, sureties and letters of credit) the maximum exposure to credit risk is the amount that Itaú Unibanco Holding may disburse, if the guarantees were enforced.

As shown in the table chart, the most significant exposures correspond to loan operations, financial assets held for trading, interbank deposits and other exposures to financial institutions (mainly securities purchased under agreement to resell) as well as off-balance sheet exposures.

The following is observed with respect to the quality of the financial assets presented as maximum exposure:

•
78% of loan operations and other financial assets of the total loans operations and other financial assets exposure (Table 6,1 and 6,1,2) are categorized as low probability of default in accordance with our internal rating;

•	only 1.5% of the total loans exposure (Table 6,1) is represented by overdue credits not impaired; and

•	2.6% of the total loans exposure (Table 6, 1) corresponds to overdue loans impaired.

5.1	Maximum exposure of financial assets segregated by business sector

a)	Loan operations

	12/31/2010%
Public sector	1,138	0.39%
Industry and Commerce	84,997	28.77%
Services	60,295	20.41%
Primary sector	13,933	4.72%
Individuals	132,939	44.99%
Other sectors	2,185	0.74%
Total	295,487	100.00%

b)	Other Financial Assets (*)

	12/31/2010%
Primary sector	581	0.21%
Public sector	85,058	31.03%
Industry and Commerce	5,614	2.04%
Services	72,491	26.38%
Other sectors	7,218	2.63%
Individuals	21	0.04%
Financial institutions	103,517	37.67%
Total	274,500	100.00%

(*) includes financial assets held for trading, derivatives, assets designated at fair value through profit or loss, available-for-sale financial assets, held-to-maturity financial assets, and interbank deposits and Securities purchased under agreements to resell .

c)	The credit risks of "off balance" items (endorsements and sureties, letters of credit and commitments to be released) are not categorized nor managed by business sector.

6.	Credit quality of financial assets

6.1	The following table shows the breakdown of loans considering loans not overdue, overdue loans with or without loss event, at December 31, 2010:

Internal Rating	Loans not overdue	Overdue loans without loss event	Overdue loans with loss event	Total loans
Low	199,716	1,267	-	200,983
Medium	59,427	1,188	-	60,615
High	17,852	2,160	-	20,012
Impairment	6,263	-	7,614	13,877
Total	283,258	4,615	7,614	295,487
%	95.9%	1.5%	2.6%	100.0%

6.1.1	Loan operations, overdue without loss event, are classified by maturity at December 31, 2010, as follows:

Up to 30 days overdue	2,978
31-60 days overdue	1,010
61-90 days overdue	627
Total	4,615

6.1.2	The table below shows other financial assets classified by rating on December 31, 2010:

Internal Rating	Interbank deposits and securities purchased under agreements to resell	Financial assets held for trading	Derivatives assets	Available-for-sale financial assets	Held-to-maturity financial assets	Total
Low	103,517	107,798	5,140	22,055	3,163	241,673
Medium	-	7,564	2,577	22,428	7	32,576
High	-	135	60	56	-	251
Total	103,517	115,497	7,777	44,539	3,170	274,500
%	37.7%	42.1%	2.8%	16.2%	1.2%	100.0%

Financial assets that are overdue without a loss event but not impaired or those individually assessed that are overdue with a loss event are partially or fully covered by collaterals.

With respect loans to corporations a considerable amount of transactions have collateral whose nature depends on the purpose of the credit purpose. Loans to finance the production of goods have as the most common collateral machinery and equipment. Working capital financing are usually collateralized by trade notes or checks, credit card receivables, endorsements or by the joint obligation of the owners of the company and/or of third parties. Financing for investments usually is collateralized through pledge or mortgage of the financed asset. In addition, the following collaterals may be also required: financial investments, shares of funds, debt securities and other instruments.

With respect to loans to individuals, collaterals are mainly required in real estate loans and vehicle financing operations, where the financed goods are pledged as collateral. With respect to other credit products, the requirement of collaterals is less frequent, but may exist in which case the most common collateral are financial investments.

7.	Renegotiated loans operations

Restructuring activities include agreements for payment extension, change and deferral of payments. After the restructuring, the client account (previously overdue) is no longer considered to be past due and is rated (considering all available information including the renegotiation) on the appropriate rating category. Renegotiated credit operations that would otherwise be overdue at December 31, 2010, totaled R$ 9,032.

8.	Repossessed assets

Repossessed assets are recognized as assets when effectively seized.

Assets received from the foreclosure of loans, including real estate, are initially recorded at the lower amount between: (i) the fair value of the asset less the estimated selling expenses, and (ii) the carrying amount of the loan.

Further impairment of assets is recorded against expenses. The maintenance costs of these assets are expensed as incurred. Pursuant to the Brazilian banking rules, we shall dispose of these assets in one year after they are seized.

The policy for sales of these assets (assets not for use) includes periodic auctions that are previously marketed and considering that the assets can not be held for more than one year as stipulated by the BACEN.

The amounts below represent total assets repossessed during 2010.

2010
Real estate not for own use	3
Residential properties – real estate loan	21
Vehicles – linked to loan operations	68
Other (vehicles/real estate/equipment) – payment in kind	2
Total	94

Market risk

Market risk is the possibility of incurring financial losses arising from the changes in the fair value of positions held by a financial institution, as well as from losses on its financial margin, including the risks of transactions subject to changes in foreign exchange, interest rates, shares and commodity prices.

Market Risk Management is the process through which the institution manages and controls potential risks arising from changes in market prices of financial instruments, which can directly or indirectly affect the value of our assets, liabilities and off-balance sheet positions. Its main objectives are controlling the exposure to market risks while optimizing the risk-return ratio through the use of models and advanced management tools.

The market risk controls cover all financial instruments of the portfolios of companies owned by Itaú Unibanco Holding and the related significant processes and controls.

The Policy on Market Risk Management of Itaú Unibanco Holding is in line with the principles of CMN Resolution No. 3,464 of the Central Bank of Brazil. It is a set of principles that drive the institution’s strategy towards control and management of market risks of all business units and legal entities of the group.

Risk Management Strategy of Itaú Unibanco Holding

Itaú Unibanco Holding requires the use of comprehensive methods and of complementary methods, as well as of quantitative and qualitative tools to estimate, monitor and manage risks, based on the market best practices.

The development of portfolio optimization models helps to determine which portfolio of financial assets has the best risk-return ratio.

The risk management strategy of Itaú Unibanco Holding aims at achieving a balance between the business objectives of the company and its risk appetite, considering the following:

•	Political, economic and market context;
•	Market risk portfolio of the institution;
•	Expertise to operate in specific markets.

Market risk is controlled by the Market and Liquidity Risk Control Area, which carries out the daily measurement, assessment and reporting activities through control units operating in the different legal entities.

The Market and Liquidity Risk Control Area  also carries out the consolidated monitoring, assessment and reporting of market risk information, with the objective of providing input for  the monitoring by senior-level committees and complying with the Brazilian regulatory body.

The market risk control and management process is subject to periodic reviews with the purposes of keeping the process aligned with best market practices and complying with continuous improvement processes at Itaú Unibanco Holding

Risk identification

The treasury operations of Itaú Unibanco Holding are classified according to the trading intention according to the following criteria:

•
Trading portfolio (Trading book): consists of all transactions involving financial instruments and commodities, including derivatives, which are held with the intention of trading or to hedge other elements of the trading book and are not subject to limitations on their marketability. Transactions held in the trading book are those intended for resale, for obtaining benefits from changes in expected or actual prices or entering into arbitrage activities.

•
Non-trading portfolio (Banking book): consists of all transactions not classified in the Trading Book. Corresponds to structural transactions and their corresponding hedges, as well as transactions entered into to manage the non-trading portfolio.

The exposures to market risks of products, including derivatives, are broken down by risk factors.  A risk factor refers to a market benchmark whose change results in impact in income.

The main risk factors are described below:

•	Interest rate risk: risk of financial losses on operations subject to changes in interest rates, including the following:
•	Fixed rates in real;
•	Foreign currency coupon rates;
•	Price index coupon rates;
•	Fixed coupon rates in real (TR and TJLP).
•	Foreign exchange risk: risk of financial losses on positions in foreign currency and operations subject to foreign exchange variation;
•	Share price risk: risk of financial losses on operations subject to changes in share prices.

Risk Measures

Risk assessments are conducted for each risk factor by estimating potential losses with the adoption models of Value at Risk, or VaR, based on the statistical behavior of risk factors, with a level of confidence at 99%. The main technique adopted to quantify the risk is a measure, based on market parameters, of the potential reduction (or increase) of the fair value of assets (or liabilities) associated with the change in the risk factor by the market parameter. The risk assessment process quantifies the exposure to and the appetite for risk using: (i) risk limits based on market risk factors, (ii) VaR (level of confidence at 99%), (iii) stress testing’s, and (iv) analysis of unrealized results.

•
Calculation of statistic Value at Risk (VaR - Value at Risk): Statistic measure that estimates the expected maximum potential economic loss under regular market conditions, taking into consideration a defined time period and confidence level;

•
Calculation of losses in stress scenarios (Stress testing’s): Simulation technique to assess the behavior of assets and liabilities of a portfolio when several financial factors are considered in extreme market situations (based on projected scenarios or hypotheses);

•	Stop loss alert: Effective losses added to the maximum potential loss in optimistic and pessimistic scenarios;
•
Unrealized result analysis:  Assessment of the difference between the carrying amount (including accrued interest) and the fair value, in a normal and a stress scenario considering accounting asymmetries.

The internal VaR model used by Itau Unibanco considers 1 day holding period and 99% as confidence level, implying that there is the probability of occurring financial losses higher than the estimated figures in 1% of the events. To encompass market occurrences with larger oscillations and considering VaR’s inherent limitations, we complement the analyses with the additional metrics described above.

Control over losses

•	Stop Loss: Maximum loss that a trader, a sub desk or the desks with operations classified in the Trading portfolio may reach.

Structure of Limits

The risk management process starts with the establishment of limits, which are approved by the Institutional Treasury Superior Committee. The market risk limits are structured in accordance with the guidelines established by the Risk Superior Committee, considering projected balance sheet, the level of equity and the profile of risk of each legal entity, which are defined in terms of the risk measures used by management;

•
Upper Limits: Defined by the Institutional Treasury Superior Committee with daily controls performed by the control units and the monitoring and reporting to the Superior Committees being the responsibility of the Market and Liquidity Risk Control Area;

•	Internal Limits: Defined by risk management local committees and controlled directly by the control units and must observe the upper limits.

These limits are informed to the risk control division of the relevant business unit that are responsible for the risk management daily activities and that provide information periodically to the risk control division of Itaú Unibanco Holding. Our risk control division monitors the scope, accuracy and quality of our controls. The risk control cycle is finalized disclosing a consolidated risk report to the Institutional Treasury Superior Committee. The committee is responsible for monitoring all strategies and exposures, understanding and managing them on a consolidated corporate level.

Allocated Economic Capital

•	Used as a tool to ensure that we will be able to absorb the impact of unexpected losses and that we will be able to continue our business in adverse scenarios.

Market Risk Monitoring

The group has a unified Market Risk management area, focused on controlling the market risk of Itaú Unibanco and its affiliates. The risks management of Itaú Unibanco Holding is carried out through the control of statistical VaR. Additionally stress scenarios are used for assessing market risks in the portfolios of Itaú Unibanco Holding

As a result of the merger with Unibanco the models, risks controls and procedures in place in Itaú BBA, Unibanco and Itaú were unified during 2009.

The risk is monitored through VaR models, VaR stress scenarios, stop loss limits (prevention of losses), stop loss alerts (warning that stop loss limits may be reached on stress scenarios) and gains and loss simulations based on stress scenarios.

Consolidated ITAÚ UNIBANCO HOLDING

VaR Global shown in the tables below comprises consolidated VaR of the domestic and international operations of ITAÚ UNIBANCO HOLDING, also comprising the portfolios of Itaú Unibanco, Itaú BBA, Banco Itaú Europa, Banco Itaú Argentina, Banco Itaú Chile, Banco Itaú Paraguai and Banco Itaú Uruguai. The portfolios of Itaú Unibanco and Itaú BBA are presented jointly, segregated by risk factor.

ITAÚ UNIBANCO HOLDING seeks to keep an operating policy within low limits regarding our capital basis.  We noted that the diversification of risk within our business units was significant, reducing VaR global. In 2010, average VaR of VaR global was R$ 109.4 million, or 0.16% of total stockholders’ equity.

VaR Global (*)
2010
	12/31/2010	Average	Minimum	Maximum
Risk factor		(in R$ million)

Interest Rate
Fixed income	77.8	65.2	26.5	102.4
Reference Rate	28.4	33.1	18.2	57.5
Interest rate linked to dollar	13.0	12.9	2.6	38.0
Interest rate linked to inflation rate	18.6	17.1	6.4	30.0
Sovereign bonds	4.3	5.5	1.1	12.8
International interest rate	15.1	6.4	1.5	16.7
Commodities
Commodities	18.5	10.8	2.3	40.1
Foreign exchange rate
Foreign currency risk – other	5.7	8.5	0.4	23.4
Exchange rate – U.S. dollar	9.7	12.5	0.6	34.6
Shares
Shares	14.4	15.1	5.1	27.7
Other
Other	2.4	4.8	1.1	31.2
Itaú Argentina	1.6	1.0	0.4	2.3
Itaú Chile	3.3	5.1	2.6	9.4
Itaú Uruguai	0.2	0.4	0.2	0.8
Itaú Europa	0.6	1.3	0.5	3.4
Itaú Paraguai	0.9	0.6	0.2	1.6
Effect of diversification	(82.8)	0.0	0.0	0.0
Total	131.9	109.4	61.6	181.8
(*) Adjusted to reflect the tax treatment of individual classes of assets.

The following table sets forth our interest-earning assets and interest-bearing liabilities position as of December 31, 2010 and therefore does not reflect interest rate gap positions that may exist as of any given date. In addition, variations in interest rate sensitivity may exist within the re-pricing periods presented due to differing re-pricing dates within the period.

Interest rate risk (*)

	0-30	31-180	181-365	1-3 years	Over 3 years	Total
Interest-bearing assets	258,766	145,250	69,989	151,046	66,973	692,024
Interbank deposits	8,209	2,954	3,153	518	1	14,835
Securities purchased under agreements to resell	47,929	32,267	1,898	5,165	1,423	88,682
Central Bank compulsory deposits	81,304	-	-	-	-	81,304
Financial assets held for trading and designated at fair value through profit or loss	28,366	19,403	10,936	29,507	27,285	115,497
Available-for-sale investments	6,809	8,098	4,659	8,249	16,724	44,539
Held-to-maturity investments	4	144	136	295	2,591	3,170
Derivatives	1,142	2,602	1,315	1,212	1,506	7,777
Loan operations	44,270	79,782	47,892	106,100	17,443	295,487
Other Financial Assets	40,733	-	-	-	-	40,733
Interest-bearing liabilities	215,123	57,971	48,752	135,652	77,045	534,543
Savings deposits	57,900	-	-	-	-	57,900
Time deposits	15,333	16,714	21,476	33,002	29,892	116,417
Interbank deposits	348	836	505	203	37	1,929
Investment deposits	906	-	-	-	-	906
Money market	89,010	21,369	12,067	60,200	17,011	199,657
Interbank market	4,905	16,209	11,438	20,897	9,150	62,599
Institutional market	658	1,419	1,857	20,261	20,318	44,513
Derivatives	1,113	1,424	1,409	1,089	637	5,672
Financial liabilities designated at fair value through profit and loss	1,335	-	-	-	-	1,335
Other Financial Liabilities	41,012	-	-	-	-	41,012
Liabilities of Capitalization Certificates	2,603	-	-	-	-	2,603
Difference asset/liability	43,643	87,279	21,237	15,394	(10,072)	157,481
Cumulative difference	43,643	87,279	21,237	15,394	5,322
Ratio of cumulative difference to total remunerated assets	6.5%	12.6%	3.1%	2.2%	0.8%
(*) Breakdown by time bucket is based at contractual maturities.

FOREIGN CURRENCY RISK

The following table presents financial assets and financial liabilities denominated in currencies different than the Brazilian real:

	Dollar	Euro	Yen	Other	Total
ASSETS
Cash and cash equivalents	3,433	124	130	1,154	4,841
Central Bank compulsory deposits	-	8	-	898	906
Interbank deposits	6,726	2,724	-	701	10,151
Securities purchased under agreements to resell	1,177	-		109	1,286
Financial assets held for trading	12,447	694	-	541	13,682
Financial assets designated at fair value through profit or loss	-	306		-	306
Derivatives	1,974	111	-	121	2,206
Available-for-sale financial assets	22,320	47	-	2,570	24,937
Held-to-maturity financial assets	692	-	-	-	692
Loan operations, net	30,558	4,158	2,511	16,024	53,251
TOTAL ASSETS	79,327	8,172	2,641	22,118	112,258

LIABILITIES	Dollar	Euro	Yen	Other	Total
Deposits	21,603	1,435	274	13,822	37,134
Securities sold under repurchase agreements	15,327	-	-	259	15,586
Financial liabilities held for trading	-	1,335	-	-	1,335
Derivatives	1,684	119	-	130	1,933
Interbank accounts	25,013	712	1	1,360	27,086
Interbranch accounts	27,355	1,333	-	932	29,620
TOTAL LIABILITIES	90,982	4,934	275	16,503	112,694

NET POSITION	(11,655)	3,238	2,366	5,615	(436)

The exposure to stock risk is disclosed in note 6 related to financial assets held for trading and note 9, related to available-for-sale financial assets.

Liquidity Risk

Liquidity risk is defined as the existence of imbalances between marketable assets and liabilities due – “mismatching” between payments and receipts - which may affect the institution’s payment capacity, taking into consideration the different currencies and payment terms and their respective rights and obligations.

Policies and Procedures

Management of liquidity risk seeks to adopt best practices to avoid having insufficient cash available and to avoid difficulties in meeting obligations due.

Itaú Unibanco Holding has a structure dedicated to improve the monitoring and analysis, through models of statistical and economic-financial projections, of the variables that affect cash flows and the level of reserves in local and foreign currencies.

Additionally, Itaú Unibanco Holding establishes guidelines and limits whose compliance is periodically analyzed in technical committees, and whose purpose is providing an additional safety margin to the minimum projected needs. The liquidity management policies and the respective limits are established based on prospective scenarios periodically reviewed and on the definitions of the Institutional Treasury Superior Committee – Liquidity.

These scenarios may be reviewed when needed, considering the cash needs, due to atypical market situations or arising from strategic decisions.

Primary Sources of Funding

Itaú Unibanco Holding has different sources of funding, of which a significant portion is from the retail segment. Total funding from clients reached R$ 362.8 billion in the fourth quarter of 2010, particularly funding from time deposits.  A considerable portion of these funds – 29.5% of total, or R$ 107.3 billion – may be redeemed in less than 30 days. However, the historical behavior of the two largest items in this group – demand and savings deposits - is relatively steady with the balances increasing over time and inflows exceeding outflows when monthly average amounts are considered.

	December 2010
Funds from Clients	0-30 days	Total	%
Deposits	99,891	202,688
Demand	25,349	25,349	7.0
Savings	57,899	57,900	16.0
Time	15,333	116,416	32.1
Other	1,310	3,023	0.8
Funds from acceptance and issuance of securities (1)	3,418	24,304	6.7
Funds from own issue (2)	3,983	101,278	27.9
Subordinated debt	28	34,487	9.5
	107,320	362,757
(1) Includes Mortgage Notes, Real Estate Credit Bills, Agribusiness and Financial Bills recorded in Interbank and Institutional Market Funds and Liabilities for Issue of Debentures and Foreign Borrowings and Securities recorded in Funds from Institutional Markets.
(2) Refer to Deposits Received under Securities Repurchase Agreements with securities from own issue.

Controls over liquidity

Itaú Unibanco Holding manages its liquidity reserves based on estimates of funds that will be available for financial investment considering the business in usual conditions.

During the fourth quarter of 2010, Itaú Unibanco Holding maintained appropriate levels of liquidity in Brazil and abroad. Liquid assets (cash and cash equivalents, securities purchased under agreements to resell and government securities available) totaled R$ 59.3 billion and accounted for 55.1% of the short-term redeemable obligations, 16.3% of total funding, and 12.9% of total assets. A significant portion of our assets used to manage liquidity (consisting of cash and cash equivalents and securities purchased under agreements to resell) are available on demand or mature in less than 180 days.

The table below shows the indicators used by ITAÚ UNIBANCO HOLDING in the management of liquidity risk:

Liquidity Indicators	%
Net assets / Funds within 30 days	55.1
Net assets / Total funds	16.3
Net assets / Total assets	12.9

In addition, we present the liabilities per remaining contractual maturities considering their flows undiscounted, except derivatives that are presented at their discounted amounts:

	Amounts in R$ million
Future Flows Undiscounted except for derivatives financial instruments	December 31, 2010
Liabilities	0 - 30	31 - 365	Over 365 days	Total

Deposits	100,293	43,095	81,945	225,333
Demand deposits	25,532	-	-	25,532
Savings deposits	57,900	-	-	57,900
Time deposit	15,531	41,687	81,693	138,911
Interbank deposit	424	1,408	252	2,084
Other deposits	906	-	-	906

Securities sold under repurchase agreements (1)	89,365	35,559	89,579	214,503

Funds from acceptances and issuance of securities (2)	3,455	11,825	12,078	27,358

Borrowings and on lending (3)	2,372	19,742	34,278	56,392

Subordinated debt (4)	28	2,038	44,196	46,262

Derivative financial instruments (5)	1,113	2,831	1,727	5,671

	196,626	115,090	263,803	575,519
(1) Includes Own and Third Parties’ Portfolios.
(2) Includes Mortgage Notes, Real Estate Credit Bills, Agribusiness and Financial Bills recorded in Interbank and Institutional Market Funds and Liabilities for Issue of Debentures and Foreign Borrowings and Securities recorded in Funds from Institutional Markets.
(3) Recorded in Funds from Interbank Markets.
(4) Recorded in Funds from Institutional Markets
(5) Liquidity with respect to derivative financial instruments is managed based on its fair value.